Form 40-F
period 2002-12-31
BEMA GOLD CORP /CAN/
filed 2003-05-20
CIK 879338

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number 1-12838

BEMA GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

1041
(Primary Standard Industrial Classification Code Number)

N/A
(I.R.S. Employer Identification Number)

3100 Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia, Canada, V7X 1J1
Telephone (604) 681-8371
(Address and telephone number of Registrant’s principal executive offices)

Evergreen Corporate Services Inc.
     33713 - 9th Avenue South
Federal Way, Washington 98023-2105
Telephone (253) 874-2949
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares without par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:                   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None
For annual reports, indicated by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

           At December 31, 2002, the Registrant had outstanding 255,997,194 Common Shares without par value.

           Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES ______                                                            NO    X

           Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES    X                                                                  NO ______

FORWARD-LOOKING STATEMENTS

           This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Registrant’s plans at its Julietta, Petrex, Cerro Casale and Refugio mineral properties, and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

           Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

•
results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Registrant’s expectations;

•	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

•	the potential for delays in exploration or development activities or the completion of feasibility studies;

•	risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

•	risks related to commodity price fluctuations;

•	the uncertainty of profitability based upon the Registrant’s history of losses;

•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

•	risks related to environmental regulation and liability;

•	political and regulatory risks associated with mining and exploration; and

•	and other risks and uncertainties related to the Registrant’s prospects, properties and business strategy.

           Some of the important risks and uncertainties that could affect forward looking statements as described further in the Registrant’s Renewal Annual Information Form for the year ended December 31, 2002, a copy of which is filed as an exhibit hereto (the “2002 AIF”), under the heading “Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Registrant undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

CONTROLS AND PROCEDURES

           Under the supervision and with the participation of the Registrant’s management, including its Chief Executive Officer and Vice President, Finance, the Registrant evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the “Evaluation Date”) within 90 days prior to the filing date of this report. Based upon that evaluation, the Chief Executive Officer and Vice President, Finance concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Registrant (or its consolidated subsidiaries) required to be included in the Registrant’s periodic SEC filings and Form 6-K reports.

           There were no significant changes made in the Registrant's internal controls during the period covered by this annual report on Form 40-F or, to the Registrant's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

           The Registrant’s management, including the Chief Executive Officer and Vice President, Finance, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected

NON-AUDIT SERVICES

           The majority of the non-audit services performed by the Registrant's independent accountants during 2002 were performed prior to the effective date of the Sarbanes-Oxley Act of 2002. All non-audit services performed by the Registrant's independent accountants after the effective date of the Sarbanes-Oxley Act of 2002 were approved by the Registrant's Audit Committee prior to the services being performed.

UNDERTAKING

           The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

           The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X. An amended Form F-X is attached as an exhibit to this report.

SUPPLEMENT TO THE GLOSSARY OF TERMS
INCLUDED IN THE 2002 AIF

Mineral Reserve
The definitions of “mineral reserves”, “proven mineral reserves” and “probable mineral reserves,” as used in this report, are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000. CIM standards differs from the standards in the United States.

Under United States standards, a “mineral reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where:

	•	“reserve” means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination;

	•	“economically” implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions; and

•
while “legally” does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Under United States standards, proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under United States standards, probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Mineral Resource
While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

DOCUMENT	DESCRIPTION

A.	Annual Information Form dated May 20, 2003 of Bema Gold Corporation

B.
Management’s Discussion and Analysis for 2002 and Audited Consolidated Financial Statements of Bema Gold Corporation for the financial year ended December 31, 2002 (including reconciliation with United States generally accepted accounting principles) together with the auditors’ report dated March 7, 2003 of PricewaterhouseCoopers LLP, Chartered Accountants, thereon

A.   ANNUAL INFORMATION FORM

RENEWAL ANNUAL INFORMATION FORM

of

BEMA GOLD CORPORATION
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia
V7X 1J1

for the year ended December 31, 2002

May 20, 2003

TABLE OF CONTENTS

PRELIMINARY NOTES			1

Incorporation of Financial Statements and Management Proxy			1
Circular

CURRENCY AND METRIC EQUIVALENTS			1

GLOSSARY OF TERMS

ITEM	1:	CORPORATE STRUCTURE

	1.1	Name and Incorporation

	1.2	Intercorporate Relationships

ITEM	2:	GENERAL DEVELOPMENT OF THE BUSINESS

	2.1	History
9
ITEM	3:	NARRATIVE DESCRIPTION OF THE BUSINESS

	3.1	Description of the Company’s Natural Resource Operations
Julietta Gold Project, Magadan, Russia
Petrex Mines, South Africa
Refugio Property, Chile
Aldebaran Property, Chile
Yarnell Property, Arizona
Kupol Gold and Silver Project, Russia
Monument Bay, Canada
Divisadero Property, El Salvador
Quebrada Property, Chile
East Pansky Property, Russia

ITEM	4:	SELECTED CONSOLIDATED FINANCIAL INFORMATION

ITEM	5:	MANAGEMENT’S DISCUSSION AND ANALYSIS

ITEM	6:	SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

ITEM	7:	MARKET FOR SECURITIES

ITEM	8:	DIRECTORS AND OFFICERS

ITEM	9:	ADDITIONAL INFORMATION

PRELIMINARY NOTES

Incorporation of Financial Statements, Management Discussion and Analysis, and Management Proxy Circular

The consolidated financial statements for the Company for the year ended December 31, 2002, together with the accompanying auditors’ report thereon and Management Discussion and Analysis and the most recent Management Proxy Circular of the Company dated May 13, 2003 are incorporated by reference and form part of this renewal annual information form (the “Annual Information Form”).

CURRENCY AND METRIC EQUIVALENTS

Effective January 1, 1996, the United States dollar was adopted as the reporting currency and currency of measurement of the Company. The Company frequently raises equity financing in Canadian dollars (“Cdn$”), and as a result of the recently completed business combination with EAGC Ventures Corp. involving the indirect acquisition of mining operations in South Africa, the Company is also exposed to the currency fluctuations of the South African Rand (“ZAR”). All dollar amounts in this Annual Information Form are expressed in United States dollars unless otherwise indicated. For comparison purposes, the December 31, 2002 closing rate of 8.585 ZAR to the US dollar was used to convert ZAR to US dollars unless otherwise noted.

The following table sets forth the Canadian dollar expressed in United States dollars and United States dollars expressed in the South African Rand at the end of each year and the average, high and low exchange rates during the year indicated.

	For the year ended December 31
	2002		2001		2000
	ZAR/ US$	US$/ CDN$	ZAR/ US$	US$/ CDN$	ZAR/ US$	US$/ CDN$

Closing	8.5850	0.6339	12.0000	0.6278	7.5700	0.6669
Average	10.5176	0.6368	8.6093	0.6456	6.9468	0.6732
High	12.4700	0.6654	13.6000	0.6696	7.8350	0.6973
Low	8.5850	0.6179	7.5025	0.6237	6.0570	0.6413

All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The material differences between Canadian and US GAAP and their effect on the Company's consolidated financial information are summarized in Note 18 of the notes to the consolidated financial statements of the Company for the fiscal year ended December 31, 2002.

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
ounces (troy)/ton	Grams/tonne	34.2857

To convert from Imperial	To metric
1 mile =	1.609 kilometres
1 yard =	0.9144 metre
1 acre =	0.405 hectare
1 U.S. gallon =	3.785 litres
1 barrel =	35 Imperial gallons or 42 U.S. gallons
2,204 pounds =	1 tonne (metric)
2,000 pounds/1 short ton =	0.907 tonnes
1 ounce (troy)/ton =	34.2857 grams/tonne
1 Imperial gallon =	4.546 litres

GLOSSARY OF TERMS

Except as otherwise defined, the following terms, when used herein, shall have the following meanings:

"Ag":	Silver

"AMEX":	American Stock Exchange

"Au":	Gold

"Bema" or the "Company":	Bema Gold Corporation and where the context dictates any or all of its direct and indirect subsidiaries

"Cdn$":	Canadian dollar

"call option":
An option contract that gives the holder the right to buy a certain quantity of an underlying security or commodity from the writer/granter of the option, at a specified price (the strike price) up to a specified date (the expiration date)

"Common Shares":	The common shares without par value in the capital of the Company, as such capital is presently constituted

"Cu":	Copper

"cutoff grade":
Deemed grade of mineralization, established by reference to economic factors, above which material is included in mineral resource or reserve calculations and below which the material is considered waste. May be either an external cutoff grade; which refers to the grade of mineralization used to control the external or design limits of an open pit based upon the expected economic parameters of the operation, or an internal cutoff grade which refers to the minimum grade required for blocks of mineralization present within the confines of a deposit to be included in resource or reserve estimates

"DME":	Department of Mineral and Energy Affairs, Republic of South Africa

"deposit":
A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved

"forward contract":	A contract obligating one party to buy and another other party to sell a financial instrument, equity, commodity or currency at a specific future date.

"g/tonne" or "g/t":	Grams per metric tonne

"gold equivalent":	Silver converted to equivalent ounces of gold using a conversion ratio that is dependent on gold and silver prices and recoveries.

"ha":	Hectares

"heap leaching":
A method of gold extraction in which mineralized material is heaped on an impermeable pad and diluted sodium cyanide solution is applied to the material. The gold is dissolved out of the material as the solution percolates down through the heap, the pregnant solution is collected from below the heap and the gold is precipitated from the pregnant solution in vessels or columns containing activated carbon or zinc powder

"inferred mineral resource":
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

"indicated mineral resource":
That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"LIBOR":	London Inter Bank Offered Rate

"Ml":	Megalitres

"mts":	Million tonnes

"measured mineral resource":
That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"mineral reserve":
The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed.

The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, and “measured, indicated, inferred mineral resource” used in this Annual Information Form are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000 (the “CIM Standards”).

"mineral resource":
A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term “mineral resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socioeconomic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable.

"mineralization":	A natural aggregate of one or more metallic minerals

"ore":	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably

"oz/ton":	Troy ounces per short ton

“ozt”:	Troy ounces

"porphyritic":	Rock texture in which one or more mineral has a larger grain size than the accompanying minerals

"porphyry deposit":	A disseminated and stockworked, veined mineral deposit closely associated with felsic intrusives

"preg robbing":
When leaching ore, a dilute cyanide solution is used to dissolve the gold to produce a “pregnant solution”. When carbon mineralization is present in the ore it may have the ability to re-absorb some of the gold from the pregnant solution. This process is referred to as “preg robbing”

"probable mineral reserve":
The economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

"proven mineral reserve":
The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

"put option":
An option contract that gives the holder the right to sell a certain quantity of an underlying security or commodity to the writer of the option, at a specified price (strike price) up to a specified date (expiration date). Also called a “put”.

"Qualified Person":	An individual who, in accordance with National Instrument 43-101:

(a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b) has experience relevant to the subject matter of the mineral project and the technical report; and

(c) is a member in good standing of a recognized professional association.

"RoM":	Run of mine

"stockwork":	Small veins of mineralization that have so penetrated a rock mass that the whole rock mass can be considered mineralized

"stripping ratio":	The ratio of waste material to ore that is experienced in open pit mining an orebody

"tpm":	Tonnes per month

"TSX":	The Toronto Stock Exchange

"TSX Venture":	TSX Venture Exchange (formerly Canadian Venture Exchange)

"US$":	United States dollar

" veld":	Open grassland in South Africa

"ZAR":	South African Rands, the currency of the Republic of South Africa

ITEM 1:   CORPORATE STRUCTURE

1.1      Name and Incorporation

Bema Gold Corporation (“Bema” or the “Company”) was formed by the amalgamation under the Company Act (British Columbia) of three British Columbia publicly traded mineral exploration companies, Amir Mines Ltd., Normine Resources Ltd. and Bema International Resources Inc., effective December 5, 1988. On June 9, 1989 the Articles of the Company were amended by special resolution in order to provide for three year staggered terms for the election of the directors of the Company. On June 22, 1994, the Memorandum of the Company was amended by special resolution to increase the authorized capital of the Company to 300,000,000 common shares without par value.

On July 19, 2002, following shareholder approval, the Company elected to continue as a federal corporation under the Canada Business Corporations Act (“CBCA”) and ceased to be a British Columbia company. On July 19, 2002 as part of the continuance under the CBCA, the Company’s constating documents were amended to increase the authorized capital from 300,000,000 common shares without par value to an unlimited number of common shares without par value. On April 16, 2003, the By-Laws of the Company were amended by resolution of the Board of Directors to remove the staggered terms for the election of directors and to have the directors resign each year and stand for re-election at the Company’s annual general meeting of shareholders. The ongoing effectiveness of this amendment is conditional upon its confirmation by the Company’s shareholders.

The registered office of the Company is located at Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49122,Vancouver, British Columbia, V7X 1J1 and its head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1. The Company also has offices in Hamilton, Bermuda; Santiago, Chile; Magadan, Russia; Johannesburg, South Africa and San Salvador, El Salvador.

1.2      Intercorporate Relationships

The Company presently carries on its material business operations in large part through the following principal subsidiaries and other investee companies:

(1)	Bema Gold (Bermuda) Ltd. ("Bema Bermuda"), a wholly-owned Bermudian corporation through which the Company’s 50% interest in the Refugio Mine and certain related assets are indirectly held;

(2)	BGO (Bermuda) Ltd. ("BGO Bermuda"), a wholly-owned Bermudian corporation through which the Company's 24% interest in the Aldebaran Property (Cerro Casale Deposit) is indirectly held;

(3)	Minera Bema Gold (Chile) Limitada, a wholly-owned Chilean limitada (partnership association with limited liability) through which certain of the Company's Chilean operations are conducted;

(4)
Compania Minera Maricunga ("Maricunga"), a Chilean contractual mining company currently owned equally by the Company and Kinross Gold Corporation ("Kinross") which operates the Refugio Mine in Chile (currently on a care and maintenance basis pending higher gold prices). Maricunga owns the Verde Deposit (mined as the Refugio Mine), the Pancho Deposit and the Guanaco exploration zone at the Refugio Property in Chile as well as the water rights and rights of access to the mineral claims surrounding these deposits required for the exploitation of these deposits;

(5)
Compania Minera San Damian ("San Damian"), a Chilean contractual mining company owned equally by the Company and the original owner of the Refugio Property, Compania Minera Flamenco ("CMF"). San Damian owns the remainder of the Refugio Property outside the defined deposits and related areas held by Maricunga;

(6)
Compania Minera Casale (“CMC”), a Chilean contractual mining company owned, indirectly, by Bema as to 24%, by Arizona Star Resource Corp. as to 25% and, subject to the terms of a shareholders' agreement, by Placer Dome Inc. as to 51%. CMC owns the Aldebaran Property in Chile, which includes the Cerro Casale Deposit;

(7)	Bema Gold (US) Inc. ("Bema US"), a wholly-owned Nevada corporation through which the Company's United States assets are indirectly held;

(8)	Yarnell Mining Company, Inc. ("Yarnell"), a Delaware incorporated company which is wholly-owned by Bema US and through which Bema owns the Yarnell Property in Arizona;

(9)	Arian Resources Limited (“ARL”), a wholly-owned Barbados company through which the Company’s 79% interest in the Julietta Mine in Magadan, Russia is indirectly held;

(10)	Omsukchansk Mining and Geological Company (“OMGC”), a Russian joint stock company which is owned 79% by ARL and through which Bema owns its effective 79% interest in the Julietta Mine;

(11)
Arizona Star Resource Corp. ("Arizona Star"), an approximately 5% owned publicly traded British Columbia company, listed for trading on the TSX Venture, which indirectly holds, through CMC, a 25% interest in the Aldebaran Property in Chile;

(12)
Consolidated Puma Minerals Corp. ("Puma"), an approximately 64% owned publicly traded British Columbia company, listed for trading on the TSX Venture, which holds a right to acquire up to a 90% interest in the East Pansky platinum-palladium property, Russia;

(13)
Victoria Resource Corporation ("Victoria"), an approximately 33% owned publicly traded British Columbia company, listed for trading on the TSX Venture, which has an option to acquire up to a 70% interest in the Mustang Canyon Property and is completing agreements to acquire a 100% interest in the Mill Canyon, Preble-Pinson and Hilltop-Slaven properties, all in Nevada;

(14)
Consolidated Westview Resource Corp. ("Westview"), an approximately 44% owned publicly traded British Columbia company, listed for trading on the TSX Venture, which has an option to earn up to a 70% interest in two claims in the Roaring River Property and up to a 100% interest in two additional claims on the Roaring River Property, in northern Ontario;

(15)	White Ice Ventures Limited (“White Ice”), a wholly owned British Virgin Island company through which the Company’s up to 75% interest in the Kupol property, Russia is indirectly held;

(16)	Chukotka Ventures Limited, a Cyprus company held 100% by White Ice Ventures Limited and through which Bema can acquire up to a 75% interest in the Kupol property, Russia;

(17)	Chukotka Mining & Geological Company, a Russian company currently held 20% by Chukotka Ventures Limited and through which Bema can earn up to a 75% interest in the Kupol property, Russia;

(18)	EAGC Ventures Corp., a wholly owned Ontario company, through which Bema indirectly holds a 100% interest in the Petrex mines, South Africa;

(19)	Chimera Mines and Minerals Corp., a Cayman Island company held 100% by EAGC Ventures Corp., through which the Company’s 100% interest in the Petrex mines is held;

(20)
Bema South Africa (Pty.) Ltd. (formerly know as Main Street 83 (Pty) Ltd.), a South African company held 100% by Chimera Mines and Minerals Corp., through which the Company’s 100% interest in the Petrex mining operations in South Africa is held;

(21)	Petrex (Proprietary) Ltd., a South African company held 100% by Bema South Africa (Pty.) Ltd., through which the Company’s 100% interest in the Petrex mining operations in South Africa is held; and

(22)	Bema El Salvador, S.A. de C.V., a wholly owned El Salvadoran company, through which Bema can earn up to a 75% interest in the Divisadero property, El Salvador.

ITEM 2:   GENERAL DEVELOPMENT OF THE BUSINESS

2.1      History

The Company is a Canadian mining company engaged in the mining and production of gold and silver, and the acquisition, exploration, and development of precious metal properties in Latin America, the Russian Federation, South Africa, Ontario and Manitoba, Canada and the western United States of America. The Company’s growth strategy is to increase gold production through the advancement of existing development projects and to seek other exploration and development opportunities that can be readily financed in current market conditions. The following is a discussion of the general development of the Company's business, particularly over the last three years, and the major events or conditions that have influenced that development.

In January, 1993 the Company exercised its rights under an option agreement originally entered into in 1989 and acquired a 50% interest in the Refugio Property, Chile. Amax Gold Inc. purchased the co-owner's remaining 50% interest in certain defined mineral deposits at the Refugio property and became an equal joint venturer with the Company with respect to these defined mineral deposits, including the Verde Deposit, which was subsequently exploited as the Refugio Mine. On June 1, 1998 Amax Gold Inc. merged with Kinross Gold Corporation (“Kinross”), with Kinross being the successor corporation. Although mining activities at the Refugio Mine were placed on care and maintenance effective June 1, 2001, gold production is continuing from residual leaching of the heap leach pads and the Company and Kinross are conducting an exploration program and involved in discussions which could lead to the recommencement of mining at the Refugio Mine in 2004.

Effective January 5, 1995, Minera Anglo American Chile Limitada. ("MAAC") granted to the Company an option to acquire MAAC's 49% interest in the Aldebaran Property in Chile, the remaining 51% interest being held by Arizona Star. The Company exercised the option and acquired a 49% interest in the property in June, 1996. A deep diamond drilling program conducted in late 1996 and 1997 outlined a large gold-copper porphyry deposit that includes a previously outlined, near surface, oxide gold deposit.

The Company and Arizona Star entered into a shareholders’ agreement completed in January 1998 (the “1998 Shareholders’ Agreement”) with Placer Dome Inc. and its affiliates (“Placer Dome”) under which Placer Dome purchased a 51% interest in the Aldebaran Property, including the Cerro Casale Deposit, subject to fulfilling a number of requirements to maintain its interest. In consideration, Placer Dome paid Bema and Arizona Star $10 million cash ($4.9 million to Bema and $5.1 million to Arizona Star), and also subscribed by way of private placement for $10 million worth of shares of Bema and Arizona Star (including 907,807 common shares of the Company for proceeds of $4.9 million). In addition, Placer Dome was required to complete a final feasibility study on the Cerro Casale gold-copper deposit by February 2000 and expend additional funds in the same two year period on other exploration targets on the Aldebaran Property. Placer Dome’s subsidiary, Placer Dome Technical Services (“PDTS”), completed a final feasibility study on the Cerro Casale gold-copper deposit (the “Final Feasibility Study”), as required, which confirms that the Cerro Casale deposit is technically feasible as a large scale copper-gold mine, assuming certain parameters, including life-of-mine prices of $350 per ounce for gold and $0.95 per pound for copper and also completed the other required exploration work. Pursuant to the terms of the 1998 Shareholders’ Agreement, Placer Dome, having completed the Final Feasibility Study within the required 24 month period, can maintain its 51% interest in the Aldebaran Property by arranging up to $1.3 billion of project construction financing and commencing construction of the mine. Project financing would include a $200 million equity contribution to be made by Placer Dome on behalf of all of the shareholders. If Placer Dome elects not to make a positive production decision or fails to meet these requirements, Placer Dome’s interest will revert proportionately to the Company (49%) and to Arizona Star (51%).

On June 29, 1998, Bema completed an acquisition by way of a business combination with Arian Resources Corporation (“Arian”), a publicly traded company which held, through OMGC, an effective 79% interest in the Julietta project in Russia. The shareholders of Arian received one common share of Bema in exchange for every 3.3 common shares of Arian held by them. A total of approximately 10 million Bema common shares were issued in the acquisition. The principal asset secured in the acquisition of Arian was Arian’s indirect 79% interest in OMGC, a Russian joint stock company which owned the pre-production stage Julietta gold-silver deposit in the Magadan Region of Russia. A feasibility study was completed in July 1996. This feasibility study allowed Bema to secure project financing commitments after acquiring the project. Initial project capital development, begun in July 1998, was suspended subsequent to the Russian financial crisis of August, 1998 and in 1999 a revised development plan was prepared, resulting in approved project financing being obtained in September, 2000. Project construction then proceeded to commissioning of the plant in September, 2001. Gold and silver production at the Julietta Mine commenced in September, 2001 and mill commissioning was subsequently completed and commercial production achieved effective December 1, 2001.

On September 13, 2000 the Company entered into arms length agreements to sell to Crystallex International Corporation (“Crystallex”) its approximately 45% equity interest in El Callao Mining Corp. (“El Callao”) as well as certain debt and royalty rights held in respect of El Callao and its Lo Increible Property, in Venezuela. Under the agreement with Crystallex, approximately $14.8 million of debt owed to the Company by El Callao and the Company’s 2% cash flow royalty from the Lo Increible Property were purchased by Crystallex for $7.6 million and a 1% net smelter return royalty. The 1% net smelter return royalty is payable to the Company from Crystallex’s share of gold production after 300,000 ounces of gold have been produced from the Lo Increible Property and when the quarterly average gold price is greater than $300 per ounce of gold. As part of the arrangements with Crystallex, the Company also entered into a “lock-up” agreement whereby the Company agreed to tender its approximately 20.7 million El Callao common shares (45%) to a Crystallex takeover bid for all the shares of El Callao based on a share exchange ratio of one Crystallex common share for each 15 El Callao shares held. This transaction closed on February 26, 2001 and the Company received 1,383,106 Crystallex common shares valued at $1.2 million for its El Callao common shares. As a result of this transaction, the Company wrote down its investment in El Callao and in the debt owed by El Callao by $10.3 million and $1.2 million, respectively. In connection with this transaction, the Company paid to its financial consultant and advisor, Endeavour Financial Corporation Inc. (“Endeavour Financial”), a transaction fee of $194,000 which is 2% of the value paid by Crystallex for all of the Company’s rights and interest in El Callao and the Lo Increible property. Mr. Neil Woodyer, a director of the Company, is a director of Endeavour and CEO and a director of Endeavour Financial Corporation, the parent company of Endeavour.

On March 27, 2002 the Company entered into an option agreement with Wolfden Resources Inc. (“Wolfden”) to acquire up to a 70% interest in the Monument Bay property, located in northeastern Manitoba, Canada. The Company can acquire its interest in two stages. The initial 51% interest could be earned by spending Cdn$3 million by December 31, 2005 and making annual payments of Cdn$50,000. The remaining 19% interest can be earned by spending an additional Cdn$3 million and making payments totalling Cdn$150,000, at the option of the Company in cash or by the issuance of Common Shares. Bema has fulfilled its obligations under the option agreement to earn a 51% in the property and has notified Wolfden that it is exercising its option to spend an additional Cdn$3 million to earn an additional 19% interest in the property.

On December 18, 2002, the Company announced that it had completed the terms of a definitive agreement with the Government of Chukotka, an autonomous Okrug (region) in northeast Russia, to acquire up to a 75% interest in the Kupol gold and silver project. The Company can acquire a 75% interest on the following basis: (i) an initial 20% interest by paying $8 million cash (paid in December, 2002) and expending a minimum of $5 million on exploration on the Kupol property by December, 2003; (ii) a further 10% interest by paying $12.5 million in cash within twelve months of the initial payment; (iii) an additional 10% interest by paying $10 million in cash within 24 months of the initial payment and expending an additional $5 million on exploration by December, 2004; and (iv) the final 35% interest by completing a bankable feasibility study and by paying $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the feasibility study (within 90 days of the completion of the feasibility study). Upon commencement of mine construction, the Company will pay a further $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study.

On February 14, 2003, the Company completed a business combination by way of Plan of Arrangement (the “Arrangement”) with EAGC Ventures Corp. (“EAGC”) whereby Bema acquired all of the issued and outstanding common shares of EAGC. As a result, Bema now holds a 100% interest in the Petrex operating gold mines and related assets owned by Petrex (Pty) Limited (“Petrex”) in South Africa which EAGC had purchased in the Fall of 2002. On completion of the Arrangement with EAGC, the Company issued (or made issuable) 62,854,305 Common Shares in exchange for the same number of issued and outstanding EAGC shares and also assumed 25,361,750 EAGC share purchase warrants (now exercisable into the same number of Bema Common Shares) and exchanged

1,250,000 stock options of EAGC for a like number of Bema stock options.

EAGC acquired the South African gold mining assets of Petra Mining Ltd. (“Petmin”) through the purchase of all of the issued and outstanding shares and debt of Petmin’s wholly owned subsidiary Petrex in October, 2002. The purchase price paid by EAGC to Petmin for the acquisition totalled $67 million. In order to complete the $67 million acquisition of Petrex, EAGC arranged a $35 million loan facility and a $5 million working capital facility from Standard Bank London. In addition, EAGC entered into an agreement with Griffiths McBurney & Partners, BMO Nesbitt Burns and Canaccord Capital Corporation (collectively the “Agents”) to raise approximately $40 million by the sale of special warrants of EAGC, each special warrant consisting of one common share and one-half of one share purchase warrant. On completion of the Arrangement, the loan facility remained with Bema South Africa (Pty.) Ltd. (formerly know as Main Street 83 (Pty) Ltd.) a wholly owned subsidiary of EAGC.

Endeavour Financial acted as a financial advisor for the Company and EAGC on the Arrangement. Pursuant to an advisory agreement between the Company and Endeavour Financial, the Company was required to pay to Endeavour Financial a $100,000 Milestone Fee upon the entering into of the Arrangement. In addition, a Success Fee of 1% by the Company and 2% by EAGC (collectively the “Success Fees”) was payable to Endeavour Financial upon closing of the Arrangement, based on the value of the transaction. See “Petrex Mines - South Africa – Acquisition” below for additional details.

The mining operations of Petrex comprise eight underground shafts and three open pit operations. Total production from all areas for the Petrex financial year ended June 30, 2002, was 137,180 ounces of gold from 1,501,000 tonnes of ore. Of this total, 39,030 ounces of gold were produced from the open pit and tailings cleaning operations, or 28.5% of total production, from 488,000 tonnes of ore. Total cash costs including development capital and water pumping costs averaged approximately $218 per ounce.

The centrally located Grootvlei metallurgical plant near Grootvlei No. 4 Shaft processes the ore from all Petrex mining operations. An additional circuit was commissioned by Petmin during the third quarter of 2002 with the intent of increasing plant capacity by 38% to approximately 185,000 tonnes per month. It was discovered that the addition of the new circuit did not have a positive effect on production. Operating results during the fourth quarter of 2002 revealed production problems such as not achieving the grind size requirements from the milling circuit, thickening problems, high residue grades and excessive spillage in both the grinding and leaching areas. The Company did a detailed review of this expansion and determined that significant design modifications are required for the plant to be capable of reaching the production goal of 185,000 tonnes per month and gold recovery of 90%. The Company and Petrex have completed the design work for the process modifications required throughout the plant to utilize the full capacity of the mills and other equipment that were installed by Petmin, and resolve problems with grinding, thickening, leach retention time, carbon handling, water balance, spillage and other related issues. Construction is in progress on major projects including the modification of the grinding circuit from single to two stage grinding, the addition of an 18 metre diameter high rate thickener, the addition of seven Carbon In Leach (“CIL”) tanks and the conversion of the existing tanks to a two line parallel CIL system, replacement of the tailing line and pumps, four additional linear screens, a new carbon handling system, instrumentation upgrades and other related modifications.

The Company's material property interests are described in more detail under Item 3 below.

ITEM 3:    NARRATIVE DESCRIPTION OF THE BUSINESS

3.1      Description of the Company's Natural Resource Operations

Bema’s principal assets are: a 79% interest in the Julietta Mine, a gold and silver producing mine in Russia; a 100% interest in the Petrex operating gold mines, South Africa; a 50% interest in the Refugio Mine in Chile, previously operational but currently placed on care and maintenance and generating revenues solely from residual leaching; and a 24% interest in Cerro Casale, a large undeveloped gold-copper deposit in Chile.

In addition, the Company holds the following interests or rights to acquire interests in five other significant precious metals properties: (i) a right to acquire up to a 75% interest in the Kupol gold and silver project in northeast Russia; (ii) an option to acquire up to a 70% interest in a property with gold production potential at Monument Bay,

Manitoba, Canada; (iii) a right to acquire up to a 75% interest in a gold and silver target, known as the Divisadero property in El Salvador, Central America; (iv) the 100% owned Quebrada gold property in Chile; and (v) the 100% owned Yarnell gold property in Arizona.

Bema’s current priorities are:

(i)	optimizing commercial production at the Julietta Mine and continuing to upgrade the existing resource to reserves and further exploring the Julietta Mine property;

(ii)	optimizing the mining and processing operations at the Petrex mines with a view to increasing production and reducing operating costs and further exploring the Petrex properties;

(iii)
continuing to monitor the operation of the Refugio Mine in its current care and maintenance state and advancing exploration work and ongoing discussions with Kinross regarding the possibility of recommencing operations in 2004;

(iv)	working with its partners on the Cerro Casale Deposit to advance the project and continuing discussions to explore the parameters for obtaining production financing;

(v)	commencing exploration on the Kupol project in Russia;

(vi)	continuing exploration on the Monument Bay property, Manitoba; and

(vii)	continuing exploration on the Divisadero property, El Salvador.

(1)         Mining Operations

Julietta Gold Project, Magadan, Russia

Russia has been undergoing a substantial political transformation from a centrally controlled command economy under communist rule to a pluralist market-oriented democracy. Since the election of President Putin in 2000 this transformation and liberalization has continued and while the Company cannot guarantee that this political and economic transition will continue or be maintained, the Company believes the current environment in Russia is conducive to pursuing opportunities within the gold sector.

Over the last five years there have been some key changes in the Russian gold industry which the Company believes have created a favourable environment for exploring and developing gold mines in Russia.

Some of these key changes are:

•	devaluation of the rouble in 1998;
•	the licencing in 1998 of Russian commercial banks to export gold;
•	the reduction of corporate tax rates from 35% to 24% and income tax rates from 35% to 13%;
•	legislative and regulatory initiatives by the Putin administration; and
•	the ending of the 5% export duty on gold sales in 2002.

Property Description and Location

The Julietta Mine, an underground gold and silver mine and conventional milling operation, lies within the 110 square kilometre core Julietta Licence area. The Julietta project is located in the Omsukchansk District, Magadan region, Russian Federation, approximately 250 kilometres northeast of the port city of Magadan by air and approximately 180 kilometres southwest of the town of Omsukchansk by air.

The overall Julietta project comprises four licence areas totalling approximately 339 square kilometres. The core Julietta licence area (110 square kilometres) was granted in 1995 to OMGC for a period of 21 years allowing for the exploration and development of any deposit found within the licence area. The other three surrounding licences for

Ivanimskaya (146 square kilometres), Maksinskaya (76 square kilometres) and Atagan (seven square kilometres) were granted in 1996 for exploration, and can be upgraded for development if warranted.

Acquisition

Bema acquired a 79% interest in OMGC, the operating company which owns the Julietta Mine by way of a business combination agreement, effected through a statutory arrangement (the “Arian Arrangement”) with Arian Resources Corporation (“Arian”) which completed on June 28, 1998. The remaining 21% interest is owned by Russian shareholders of OMGC.

Under the terms of the Arian Arrangement, each shareholder of Arian received one common share of Bema (a “Bema Common Share”) for every 3.3 common shares of Arian (“Arian Shares”) held. Bema issued approximately 10 million Bema Common Shares upon completion of the Arian Arrangement. Bema also elected to issue additional Bema Common Shares in satisfaction of certain debts of Arian. In connection with the Arian Arrangement, indebtedness of $1,667,000 owed by Arian to Dragon Management International Services Limited (“Dragon Management”), Dragon Capital Corporation Limited (“Dragon Capital”) and Endeavour Financial Corporation Inc. (“Endeavour Financial”) was satisfied by the issuance of 776,016 Bema Common Shares.

Endeavour Financial acted as the financial advisor to Arian with respect to the Arian Arrangement for which Endeavour Financial was issued Bema Common Shares to satisfy its fee of $330,000. Mr. Neil Woodyer, a director of the Company, is a director of Endeavour Financial and CEO and director of Endeavour Financial Corporation, the parent company of Endeavour.

Geology and Mineralization/History

The Julietta deposit consists of a complex low sulfidation epithermal vein system hosted with creturan subverial felsic to mafic volcanics, the T6 area, which has been explored and developed by Russian expeditions since 1989 and by Arian since 1994. Exploration work conducted to date on the property includes detailed geological mapping, extensive trenching, diamond drilling and underground development to evaluate the reserves. Mining and milling at the Julietta Mine commenced in the fall of 2001. An ongoing exploration program is designed to expand the existing resources and reserves and find new veins at Julietta. See “Exploration at the Julietta Mine”.

An independently prepared feasibility study was commissioned by Arian in July 1996. This feasibility study, which outlined sufficient initial ore reserves of gold and silver for approximately an initial four year mine life, allowed Bema to secure commitments for project financing after acquiring the project in June 1998. Initial project capital development, originally begun in July 1998, was suspended as a result of the Russian financial crisis of August, 1998 and in 1999 a revised development plan was prepared by Bema, resulting in final approved project financing in September, 2000. Project construction then proceeded to commissioning of the plant in September, 2001.

Project Financing

General

Overall project costs at the Julietta Mine were approximately $51.4 million including start-up working capital, as compared to the original budget of $45.1 million. The project was financed by an equity contribution from Bema of approximately $10.1 million, $35 million of project loans consisting of a $25 million project loan facility (fully drawn) and a $10 million project loan (fully drawn) and an overrun protection convertible note facility of $5 million of which $4 million was drawn down (see “Project Debt Financing” below for further details). The mill facilities and camp construction came in under budget and the increase to the overall project costs relates mainly to legal fees, Russian value added tax, transportation, consulting, insurance and fuel due to higher prices and consumption relating to the extremely cold winter during 2000-2001 at Julietta.

Project Debt Financing

On November 23, 1999, Bema announced that it had received conditional financing commitments from HVB Group and Standard Bank London Limited (together, the “Underwriters”) to underwrite a $25 million project loan facility (the “Project Loan Facility”) for the construction of the Julietta Mine. The Project Loan Facility would fund the majority of the $45.1 million then estimated total cost to construct the Julietta Mine. This total cost estimate included all construction and pre-production costs such as working capital, mine development, interest and financing fees.

In connection with the Project Loan Facility, Bema granted to the Underwriters warrants to purchase 750,000 Bema Common Shares of Bema for five years at an exercise price of Cdn$1.00 per share. Subsequent to December 31, 2000, Bema agreed to reduce the exercise price of the Underwriters’ warrants to $0.45 in exchange for a reduction in the minimum net worth covenant in the project loan documentation. Of these warrants, 225,000 were exercised in 2003.

On May 2, 2000, Bema entered into a mandate letter with International Finance Corporation (“IFC”), a member of the World Bank Group, for the IFC to provide a $10 million project loan (the “IFC Loan”) for construction of the Julietta Mine. The IFC Loan was in addition to the $25 million Project Loan Facility and is on substantially similar terms. IFC received 1,800,000 warrants of Bema to purchase 1,800,000 Bema Common Shares at an exercise price of Cdn$1.00 per Bema Common Share for five years. The warrants were issued to the IFC in lieu of the IFC requiring Bema to obtain political risk insurance for the IFC Loan. Subsequent to December 31, 2000, the exercise price of 300,000 of the 1,800,000 IFC warrants was reset to Cdn$0.45 to match the exercise price of the Underwriters’ Warrants. The 1,500,000 warrants at Cdn$1.00 and the 300,000 warrants at Cdn$0.45 were exercised during 2002..

In conjunction with this project loan financing, Bema also arranged for a $5 million convertible note facility with the Underwriters to be used in the event that the project construction costs exceed budget. The conversion price for this facility was set at Cdn$0.85 per Bema Common Share. During October and November 2001, $4 million of the facility was drawn down by Bema. Pursuant to such draw downs, Bema issued senior secured convertible notes to the lenders in the aggregate principal amount of $4 million. In 2002 all $4 million of such notes were converted to Bema Common Shares.

The Project Loan Facility is repayable in six equal semi-annual installments over a three-year period beginning September 15, 2002, which was six months after mechanical completion of the mine. The interest rate on the loan prior to “economic completion” under the facility is LIBOR plus 6% per annum. After economic completion, the interest rate will be LIBOR plus 4.5% per annum. The IFC Loan Facility consists of an A loan of $8.5 million and a C loan of $1.5 million. The A loan is on substantially the same terms as the Project Loan Facility. The C loan has a net effective interest rate that is the greater of 13% or 1.5% of OMGC’s net income plus depreciation, amortization, taxes, interest expenses and all other non-cash deductions minus non-cash gains included in income. The C loan matures six months after the final principal payment under the A loan (and the Project Loan Facility) provided that it may be extended at the option of the IFC to September 2007. As of March 31, 2003, two scheduled repayments have been made totaling $8.3 million on the Project Loan Facility leaving a balance outstanding of $16.7 million, while $2.8 million of the IFC A Loan has been repaid, reducing the balance oustanding to $5.7 million.

The Project Loan Facility was provided to OMGC but Bema has guaranteed all obligations until the Julietta Mine reaches economic completion and a debt service reserve of six months’ principal and interest has been funded. The facility is secured against OMGC’s assets, the shares Bema holds in OMGC and in all intermediate subsidiaries and, while Bema’s guarantee remains in place, against Bema’s assets. OMGC and Bema (until it is released from its guarantee) have also provided the lenders with covenants typical of project financings of this type, including maintenance of certain net worth levels and restrictions on additional indebtedness and liens.

Development of the Julietta Mine and Current Operations

Development of the Julietta mine as an underground long hole stoping operation with conventional milling, began in August, 2000 with the collaring of the 850 metre level main portal. All veins are accessed from the main level through drifts and spiral inclines and declines. The veins comprising the ore reserves are accessed on sublevels driven from the main haulages on 10 metre vertical intervals where drift development defines the ore outline. After development, the underground stopes are evaluated and prepared for mining. The principal mining method at Julietta is long hole stoping however, where conditions do not warrant, cut and fill methods are employed. Additionally, where the veins are very narrow, selective resue stoping is being done.

The Julietta mill, a conventional crushing, grinding, flotation, concentrate leach facility, was commissioned in

September 2001 and after undergoing initial “ramp up” problems during the winter of 2001-2002 has achieved steady state production since mid-2002. The project has benefited from a skilled Russian workforce which makes up 92% of the employees. Commercial production was achieved in December, 2001 and metal production for the year totalled 13,112 ounces of gold and 133,962 ounces of silver. In 2002, underground development totalled 4,750 metres and underground diamond drilling totalled 5,078.5 metres. Ore production from the mine was 113,514 tonnes. Ore processed during 2002 totalled 136,109 tonnes grading 28.01 g/t of gold and 505.89 g/t of silver. Metal produced in 2002 totalled 108,844 ounces of gold and 1,429,328 ounces of silver. The operating cash cost was $119 per ounce of gold and the total cash cost was $159 per ounce. Since the second half of 2002, the mill has been operating at an average rate of approximately 400 tonnes per day. It was demonstrated that the mill tonnage capacity is in excess of 440 tonnes per day. However, due to current mine production limitations the milling rate is held to an average of 400 tonnes per day.

The mine employed approximately 430 people during construction and now employs 370 people at the mine site and in the City of Magadan.

Currently, Bema is exporting all of its gold production from the Julietta Mine and selling to Western banks. Silver is being sold to Russian banks and Bema is receiving an 80% prepayment based on the value of silver delivered to the refinery in Magadan. Bema commenced export of gold to Western buyers in July 2002. Previously gold was being sold to Russian banks at the prevailing market price and Bema was receiving a 90% prepayment.

All operating costs disclosed for the Julietta mine are net of silver credits from mine production.

Exploration at the Julietta Mine

Since September, 2001 Bema has maintained an ongoing exploration program at the Julietta property to upgrade resource veins to reserves, look for new veins and to solve ongoing geological problems at the mine. The minimum goal is to annually replace ounces mined.

In 2002, 58 underground drill holes totalling 4,275 metres were completed at the Julietta Mine. The drilling, which was targeted at further defining the V-1, V-2 and V-6 vein reserves, has been successful in assisting the Company to understand the structural complexity of the various vein systems and allowed for upgrading of reserves as well as providing the information required for mine planning (see “Updated Reserve Estimate” below).

In 2002, Bema completed 65 surface drill holes totalling 10,123 metres at the Julietta Mine. The program tested the V-1 vein at depth and further delineated the extremities of the reserve veins and infill drilling of resource veins. The program was successful in upgrading resources to reserves and has advanced definition of several of these veins, V-4, V-5 and V-15, to the point that underground development will be pursued to bring these blocks into the current mine plan. In addition, underground drilling is ongoing. (see “Updated Reserve Estimate” below).

Several new veins were also discovered during this program. The newly discovered veins as well as the current reserve and resource veins are located on a two square kilometre section of the 225 square kilometre Julietta Mine licence. In addition, several high-grade surface samples have been taken from vein material located up to 6 kilometres northwest of the portal.

All assaying for the drilling is being conducted at the Julietta Mine assay lab. Standards and duplicates are being inserted in the mine lab.

Updated Reserve Estimate

Julietta Mine reserves as of January 1, 2003 have been calculated by Bema technical personnel using updated information from underground and surface development and exploration undertaken in 2002.

The Julietta Mine reserves and resources update as at January 1, 2003 (the “Reserve and Resource Update”) was completed in late April 2003. The new reserve portion of the estimate was completed at the Julietta Mine site and supervised by Michel Crevier, Chief Geologist for the Julietta Mine. The probable reserve and resource estimates were completed in Vancouver and supervised by Brian Scott, Chief Geologist for the Company. Mr. Scott also served as the Qualified Person responsible for the preparation of the reserves and resources.

Surface exploration completed 65 drill holes for 10,123 metres in 2002. Underground and surface mine delineation drilling completed 58 drill holes for 4,275 metres. This data was added to the pre-existing drill hole database and underground face sample database and served as the master assay data used for the reserve and resource update.

The proven reserves are based on a block model developed on a wire framed vein solid, constructed on the V1 and V6 veins. The wire frame and block model were developed based on data from an underground sub-level development. A 20-metre spherical search ellipse was used for grade estimation within the blocks.

Probable reserves were developed using a long section polygonal method. Drill hole data polygons within 25 metres vertically and laterally from the V1 and V6 block model was classified as probable reserves.

Inferred resources were calculated on 15 veins located proximal to the main V1 and V6 production veins. The resource does not include the material within the reserves. Resources were calculated using a polygonal method on inclined long sections developed in the plane of the veins. Polygons were created using drill hole and surface trench data. Trench data polygons were constrained by 12.5 and 25.0 metre radius polygons while drill hole polygons extended out to a 50-metre radius from the drill hole. Indicated resources are defined as polygons within 25 metres of two drill holes. Inferred resources are defined by polygons within 50 metres of a drill hole, but does not include indicated material.

All assays from the 2002 underground and surface drill program were analysed at the Julietta Mine lab by fire assay atomic absorption (“AA”) and gravimetric procedures.

The surface drill program conducted a thorough quality control program that included duplicate analysis every 20 samples, coarse field blanks every 20 samples and certified standard reference material inserted every 20 samples. In addition coarse rejects were analysed by an outside independent North American lab to check the perfomance of the regular assayed samples.

The Julietta Mine lab also runs an internal quality control program that includes standard reference material from Russia and blank material and also performs outside lab checks.

The updated Reserves and Resources as of January 1, 2003 are shown below in Table 1.0

Table 1.0
Updated Reserves and Resources
(as of January 1, 2003)

Reserves(1)

Category	Tonnes	Gold Grade	Silver Grade	Gold Grade	Silver Grade
		(g/t)	(g/t)	(ounces)	(ounces)
Proven	165,517	30.39	511.71	161,700	2,723,000
Probable	418,720	18.13	227.77	244,000	3,066,000
Total	584,237	21.60	308.21	406,000	5,789,000

Resources(1)(2)

	Tonnes	Gold Grade	Silver Grade	Gold Grade	Silver Grade
		(g/t)	(g/t)	(ounces)	(ounces)
Indicated Resource (1)	332,437	20.76	249.75	222,000	2,669,000
Inferred Resource (1)	399,417	23.73	277.55	305,000	3,564,000
(1)	Using a cut-off grade of 8.0 g/t gold equivalent.
(2)	Does not include material used to define proven and probable reserves.

As a result of exploration drilling and mine development in 2002, Bema has been able to replace reserves mined to date and has increased the resources by approximately 200,000 ounces of gold over the previous estimate.

2002 Development Plan

In June 1999, Bema completed an internally prepared, revised development plan (the “Revised Plan”) for the Julietta Mine. The Revised Plan represented the conclusion of an extensive reassessment of the Julietta Mine that resulted in optimizing changes to the construction plan, mining method and recovery processes which reduced both operating and capital costs from those previously projected in the feasibility study completed for Arian.

The projected capital expenditures for the project were updated to incorporate the technical changes in the project as well as a change in approach to project construction and execution. The revised total capital cost was estimated to be approximately $45.1 million, including contract costs for mill construction and mine development, working capital, cost contingency and financing costs. The actual capital costs incurred at Julietta were $51.4 million which included start-up costs. The mill facilities and camp construction came in under budget and the increase to the overall project costs relates mainly to legal fees, Russian value added tax, transportation, consulting, insurance and fuel due to higher prices and consumption relating to the extremely cold winter during 2000-2001 at Julietta.

Several projected operating parameters and principal assumptions that formed the basis of the financial model for the Revised Plan were as follows:

  The financial model used the feasibility study reserve estimate. The production schedule was a life-of-mine plan that included both proven and probable reserves and the inferred resources, the latter subject to being upgraded to proven and probable reserves through additional definition drilling. Dilution was included for the inferred resources but specific mine plans were not prepared; accordingly the financial model assumed the average grade in each year.

  Production in the fifth year included 13,000 tonnes of surface stockpiled material and approximately 61,000 tonnes from the inferred resources, subject to upgrading, to attain the full annual production rate of 122,500 tonnes. The Revised Plan anticipated that at full development rates, the proven and probable ore would be developed by the end of the first year of production. As part of the Revised Plan, the development crews and equipment would then continue exploration and development work to upgrade the inferred resources. The cost for this underground development were included in the projected operating costs.

  Gold production was projected at an annual average of 100,000 ounces over the initial four year mine life.

  Total projected cash costs, including royalties and mining taxes, of $100 per ounce of gold, net of silver credits, over that period.

  Gold and silver recoveries of 93.9% and 84.7% respectively.

  Base case metal prices used were $280 per ounce for gold and $4.50 per ounce for silver.

In June 2002, the life of mine (“LOM”) plan was updated by Bema (the “2002 Plan”), which took into account the start-up parameters of the mine to that date. Based on the 2002 Plan, the Julietta Mine is now projected to mine and mill an average of 400 tonnes of ore per day, containing an average grade of 24.7 grams of gold and 407.5 grams of silver per tonne for the first four years. This represents an increase from the Revised Mine Plan which projected 350 tonnes of ore per day. The 2002 Plan optimizes cash flow from the operation by scheduling the highest grade of ore in the early years of the mine life. Over each of the first four years of production, the 2002 Plan estimates average annual production of approximately 100,000 ounces of gold and 1.7 million ounces of silver. Cash operating cost per ounce of gold, net of silver credits, was estimated to average approximately $81 per ounce of gold, and total cash cost per ounce of gold (in each case based on a silver price of $4.75 per ounce) was estimated at $124.

The Company is currently in the process of updating its LOM development plan based on the recently completed reserve and resource estimate for the Julietta deposit and will be updating future LOM cost estimates. For 2003, the operating cash cost for the Julietta Mine is budgeted to average $110 per ounce of gold, net of silver credits, while total cash cost is budgeted to average $155 per ounce (based on $4.75 silver credits). Operating cash cost estimates have increased since the completion of the June 2002 LOM plan for a variety of reasons. The most significant changes to the LOM cost estimates are higher insurance costs (due to 9/11), higher fuel costs, reduced silver recovery estimates and higher expatriate staffing requirements. Future operating cash costs at Julietta are anticipated to remain in line with 2003 budget numbers. In this Annual Information Form, operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with the Gold Institute Production Cost Standard, include operating cash costs, royalties and production taxes. All operating costs listed for Julietta are net of silver credits from mine production.

In 2003, the Company plans to produce approximately 116,000 ounces of gold and 1,495,000 ounces of silver from milling 146,000 tonnes at the Julietta Mine.

The production estimates are projections and there can be no assurance that these results will be achieved on the schedule indicated or at all. Plans are continuously being upgraded with the addition of new reserves.

Petrex Mines, South Africa

South Africa - Economic and Political Environment

The National Party, which governed South Africa from 1948 until 1994, followed an apartheid policy which partitioned the country along ethnic lines. The oppressive aspects of this apartheid policy resulted in growing political and economic pressures during the 1980s (including international trade embargoes with South Africa and internal socio-political unrest). In 1994 apartheid was abolished and a democratic government was elected. Since South Africa’s transition to democracy, the country has enjoyed a period of political and social stability, although crime remains a serious problem.

South Africa generally offers an attractive investment climate for foreign investors. The economy is steadily moving toward a market orientation under the government’s Growth, Employment and Redistribution macroeconomic policy under which the government is commercializing, restructuring and privatizing certain government-owned enterprises. The country has well-developed financial institutions and capital markets, excellent communication and transportation links and relatively inexpensive but reliable supplies of electrical power and other raw materials.

The South African government promotes and encourages foreign investment. Foreign investors are treated substantially the same as domestic investors, being entitled to receive access to the same export incentive programs and tariffs, tax allowances and other trade regulations. Although exchange controls (see section “Exchange Controls” below) were problematic for foreign investors in the past, these restrictions are gradually being abolished. Generally speaking, profits earned by a non-resident shareholder in a South African company can be freely remitted through an "authorized dealer" (bank) in South Africa. If the South African company concerned is more than 75% offshore held and has borrowings in South Africa, interest earned by a non-resident shareholder on loans by nonresident shareholders to its South African subsidiary may be remitted only if such remittance does not cause the South African company to be placed in an overborrowed position, i.e. where the ratio of 3:1 in respect of the South African company’s offshore borrowings to its effective capital is exceeded (generally know as the “thin capitalisation rule”).

Profits are ordinarily distributed by way of a declaration of a dividend to shareholders. Such dividend is tax free in the hands of the recipient, although the South African company declaring the dividend will be liable to pay so called "secondary tax on companies" (a form of a withholding tax) at the rate of 12.5% of the value of the dividend declared.

Moreover it is not unusual for South African companies to be engaged in transactions with non-residents involving payments to the non-resident in the form of, for example; interest, a management fee, licence fee or royalty fee.

Such payments will be subject to obtaining the necessary exchange control approval and where the thin capitalisation rule is affected, the approval of the South African Revenue Service. Payment of royalty and licence fees to non-residents are subject to a royalty withholding tax at the rate of 12%, while no such withholding tax would be payable in the instance of the payment of a management fee.

Recent legislation has created a changing business environment. Black empowerment, increased social responsibility, new regulations relating to employment opportunities for previously disadvantaged, and ownership of all mineral rights going back to the state are all current issues that are evolving rapidly.

Exchange Controls

There is an exchange control system in place in South Africa which regulates dealings in foreign currency exchange and the transfer of funds into and out of South Africa; therefore, the Company will be subject to certain exchange controls and restrictions in respect of its dealings with Petrex and its subsidiaries.

The Mineral and Petroleum Resources Development Bill

The Mineral and Petroleum Resources Development Act 28 of 2002 (version 15 D) (the “Bill”) which will have an effect on the mineral rights/mining rights and statutory authorizations and permits currently held by Petrex once promulgated as binding law, when the Bill will substitute and replace the existing Minerals Act. It is anticipated that the promulgation date for the Bill will be June 26, 2003.

The Bill is premised on the underlying principle that mineral rights are, as a natural resource, part of the natural heritage of South Africa and must therefore be utilized for the benefit of all South Africans. The current system where the rights to minerals are privately held and concentrated in the hands of a privileged minority, conflicts with this principle. To give effect to the underlying principle of the Bill, the government of the Republic of South Africa will, from the date of the promulgation of the Bill as binding legislation (the “Promulgation Date”), vest in itself the right to prospect and mine for all minerals, whether or not the rights to minerals were privately held prior to the promulgation date. From the Promulgation Date, all applications to prospect or mine for all minerals within the Republic of South Africa, will be made directly to the State, which is a departure from the current system where the right to prospect or mine for a specific mineral, vests in the holder of the mineral rights or mining rights for that mineral. From the Promulgation Date, which is expected to be June 26, 2003, mining companies will have five years to convert their existing mineral rights (“old order rights”) to rights that the state will now grant them to mine (“new order rights”). All of the current mining activities of Petrex, and those included in the current 10 year mine plan are old order rights.

Sections 2(d) and 2(f) of the Bill contain what are commonly known as the “empowerment objectives” of the Bill. They provide that it is an objective of the Bill to:

“2(d) substantially and meaningfully expand opportunities for historically disadvantaged persons, including women, to enter the mineral and petroleum industries and to benefit from the exploitation of the nation’s mineral and petroleum resources;”

and to

2(f) promote employment and advance the social and economic welfare of all South Africans”

Converting “Old Order Rights” to “New Order Rights”

Petrex’s subsidiaries are the holders of “old order” mining rights in the form of mining leases and claims. Pursuant to the provisions of section 47 of the Minerals Act, the Petrex mining leases are valid and enforceable despite the repeal of previous mining legislation, the Mining Rights Act by the Minerals Act and are accordingly competent to grant to Petrex, the right to mine for precious metals in the geographical areas subject to the Petrex mining leases. Petrex’s subsidiaries are also the holders of the Petrex mining authorizations, which mining authorizations were issued to Petrex pursuant to the provisions of section 9 of the Minerals Act. Petrex is accordingly authorized by the DME to conduct mining activities for precious metals in the mining areas subject to the Petrex mining authorizations.

The Bill contains transitional provisions which entitle holders of old order rights to convert such rights into “new order rights” under the new system. In converting the Petrex old order rights to the new order rights as contemplated by the provisions of the Bill, Petrex will have to comply with the empowerment objectives and will accordingly need an empowerment component to discharge their obligation to comply with the empowerment objectives. Currently, there is no indication as to what Petrex would need to do to comply with the empowerment objectives as the Charter which will lay down empowerment guidelines, is still under negotiation between the Government and industry role players.

The Petrex mining leases and claims and the Petrex mining authorizations, collectively comprise “old order mining rights” for the purposes of the Transitional Arrangements referred to in schedule II to the Bill. Petrex will have a maximum period of five years, calculated from the Promulgation Date, within which to convert the Petrex old order rights to the new order rights as contemplated by the provisions of the Bill. To convert its “old order rights” into “new order rights”, Petrex must make application to the Minister of Minerals and Energy (the “Minister”) which application must contain an undertaking that, and set out the manner in which, Petrex will give effect to the empowerment objectives. In practical terms, this requires Petrex to have an “empowerment plan” which will satisfy the Minister that the objectives of sections 2(d) and 2(f) are being met. While it is not clear at this point what an acceptable empowerment plan will have to include to satisfy the Minister, the Company anticipates the empowerment plan will involve making opportunities to invest in the mines available to so-called “empowerment groups”. The Company anticipates that the percentage of equity ownership which such groups may be required to be permitted to purchase will be approximately 26%. Petrex is also required to submit a prescribed social and labour plan as described below.

Section 7(3) of schedule II to the Bill provides that the Minister must convert an “old order right” into the new order rights as provided for in the Bill if the holder has lodged the requisite administrative information and “has conducted mining operations in respect of the right in question”.

In addition, from the Promulgation Date, Petrex will no longer be able to sell, transfer or cede the Petrex mining leases.

New Mining Royalties

A Royalty Bill has also been proposed as part of the new order rights. The royalty on gold has been proposed at 3% of a mining company’s profits, but this is subject to further input and discussion. Under the current proposals mining companies would not convert their old order rights to new order rights until the end of the five year period to reduce the total royalties paid.

Prescribed Social and Labour Plan

The general requirements of an acceptable social and labour plan will be determined by regulations to the Bill. These were released in draft form on December 6, 2002. Regulation 27 of this draft requires that companies devise and commit to a plan that will integrate social, economic and environmental considerations onto their mine planning and implementation. Draft regulation 28 affords mining companies wide latitude by setting out the subject matter that the social and labour plan must deal with, rather than prescribing in detail what form it should take. Examples of the general issues that must be dealt with include employee training and advancement programs, previously disadvantaged persons working in middle management, and social improvements in affected communities.

Regulatory Environment

The legal system in South Africa is well established and protects private property rights, both foreign and domestic, equally. Although there has generally been no expropriation or nationalization of foreign investment in South Africa, South African laws provide for due process and compensation equal to the fair market value of any expropriated property.

Historically, environmental regulation of mining activities were clearly regulated by the Minerals Act under the authority of the Department of Mineral and Energy Affairs (“DME”). Environmental concerns were addressed through filing and clearing an environmental management program report with the DME. This relatively straightforward regulatory regime has grown increasingly complex in the last four years.

The Constitution of the Republic of South Africa, adopted in 1996 after the change to a democratic government, enshrined environmental protection principles and imposed a duty upon the government to protect the environment. As a result, South Africa’s environmental legislation has been modernized with the passage of a number of legislative initiatives in 1997 and 1998, including the Environmental Conservation Act and the National Environmental Management Act. The basic premise under this environmental legislation being similar to that in the United States in terms of a user having “cradle-to-grave” liability for any environmental contamination as a result of its activities. Responsibility for enforcing environmental compliance now rests with a number of different authorities, including governmental authorities such as the DME, the Department of Environmental Affairs, the Department of Water Affairs and Forestry, Tourism, as well as provincial and municipal governments.

Acquisition

The Company acquired the Petrex mining properties and related assets beneficially owned by Petrex pursuant to a Plan of Arrangement (the “Arrangement”) between EAGC Ventures Corp. (“EAGC”) and 1518798 Ontario Inc. which completed on February 14, 2003. Under the Arrangement, Bema acquired from the shareholders of EAGC all of the issued and outstanding common shares of EAGC on the basis of one common share of the Company for each common share of EAGC. In addition, Bema assumed the convertible securities of EAGC such that one common share of the Company will be issued in lieu of each common share of EAGC such holder would have received upon exercise of their convertible securities. Pursuant to the Arrangement, the Company issued 62,854,305 common shares in exchange for the same number of issued and outstanding EAGC shares, and assumed 25,361,750 EAGC share purchase warrants and exchanged 1,250,000 stock options of EAGC for a like number of Bema stock options. Upon completion of the Arrangement, EAGC became a wholly owned subsidiary of the Company.

EAGC acquired the South African gold mining assets of Petra Mining Ltd. (“Petmin”) through the purchase of all of the issued and outstanding shares and debt of Petmin’s wholly owned subsidiary Petrex in October, 2002. The purchase price paid by EAGC to Petmin for the acquisition totalled $67 million. In order to complete the $67 million acquisition of Petrex, EAGC arranged a $35 million loan facility and a $5 million working capital facility from Standard Bank London. In addition, EAGC entered into an agreement with Griffiths McBurney & Partners, BMO Nesbitt Burns and Canaccord Capital Corporation (collectively the “Agents”) to raise approximately $40 million by the sale of special warrants of EAGC, each special warrant consisting of one common share and one-half of one share purchase warrant. On completion of the Arrangement, the loan facility remained with Bema South Africa (Pty.) Ltd. (formerly know as Main Street 83 (Pty) Ltd.) a wholly owned subsidiary of EAGC.

Petrex is a holding company that owns all of the issued and outstanding shares of Grootvlei Proprietary Mines Limited (“Grootvlei), Consolidated Modderfontein Mines Limited (“Consmodder”) and Nigel Gold Mining Company (Pty) Ltd (“Nigel”), three active subsidiaries involved in the mining and extraction of gold on the East Rand in the Gauteng Province, South Africa. Consmodder in turn holds all of the shares of two additional active subsidiaries, Consmodder Modderfontein Mines 1979 Limited South Africa and Modderfontein Seventy-Four (Proprietary) Limited South Africa.

Endeavour Financial Corporation (“Endeavour”) acted as a financial advisor for the Company and EAGC on the Arrangement which completed on February 14, 2003. Pursuant to an advisory agreement dated June 27, 2001 as amended (the “Advisory Agreement”) between the Company and Endeavour, the Company was required to pay to Endeavour a fee (the “Milestone Fee”) of $100,000 upon the entering into of a letter agreement between Bema and EAGC with respect to the Arrangement. In connection with the Milestone Fee, the Company issued to Endeavour a convertible promissory note dated January 10, 2003 convertible into a maximum of 82,590 common shares of the Company at a conversion price equal to $1.2108. In addition, pursuant to the Advisory Agreement the Company was required to pay to Endeavour a success fee (the “Success Fee”) equal to 1% of the value of the common shares of the Company issued in connection with the Arrangement. Further, under the terms of a financial advisory agreement dated June 11, 2002, between EAGC and Endeavour, EAGC was required to pay to Endeavour a fee (the “EAGC Fee”) equal to 2% of the value of the Bema Common Shares issued in connection with the Arrangement. As part of the Arrangement, the Company agreed to assume and satisfy the payment of the EAGC Fee. In satisfaction of the Success Fee and the EAGC Fee, on February 14, 2003, the Company issued to Endeavour two convertible promissory notes in the principal amounts of $760,145 and $1,620,289, respectively. The Success Fee note and the EAGC Fee note are convertible into a total of 622,355 and 1,326,583 common shares, respectively at a conversion price equal to $1.2214. Mr. Neil Woodyer, a director of the Company, is a director of Endeavour and CEO and a director of Endeavour Financial Corporation, the parent company of Endeavour.

Property, Description and Location

The Petrex mining properties lie within the Archaean Witwatersrand basin, a host to the largest gold metallogenic province in the world. The properties are located in the East Rand basin (the “ERB”) of the Witwatersrand basin. The ERB covers an area of approximately 770 square kilometres and includes all or portions of the municipal districts of Boksburg, Brakpan, Benoni, Springs, Nigel and Heidelberg. The ERB is located approximately 40 km east of Johannesburg, accessed via the national highways N12 and N17.

Of the nine major gold fields within the Witwatersrand basin, the ERB has historically been the largest producing gold field, having produced about 24% (9,511 tonnes or 306 million ounces) of the total Witwatersrand production over the past 114 years. Production was primarily from the Main Reef (94%), Kimberley Reefs (5%) and Black Reef (1%). (see “Geological Setting and Mineralization – Reefs” below)

Within the ERB, more than 28 mines existed at various stages in the history of the goldfields and this basin has been one of the most productive global producers of gold to date. Petmin became the dominant holder of mineral rights and claim areas in the ERB by amalgamating the operations of Nigel, Consmodder and Grootvlei.

Nigel: The Nigel operation extends over an area of 11,945 ha, covering the southern and south central sections of the ERB. The Nigel mining operation consists of two operating shafts. Production from one of these shafts has been suspended pending a detailed evaluation of the resource in the area, and an evaluation of mining methods to improve the overall efficiency of this shaft.

Consmodder: The Consmodder mining operation, consisting of two operating shafts, is situated in the northern area of the ERB and covers approximately 10,927 ha.; and the surface open cast (open pit) mining operations of Petrex from the Black Reef channel and other reefs occur within the Consmodder lease area.

Grootvlei: The Grootvlei mining operation is situated in the east central portion of the ERB near the town of Springs and borders Consmodder on its eastern rim. This operation comprises a total area of 5,357 ha. Grootvlei consists of five operating shafts (one dedicated to water pumping) and the Grootvlei processing plant.

Climate, Local Resources, Accessibility, Infrastructure and Physiography

The ERB area has not experienced significant population growth since the decline in mining activities during the 1960’s and 1970’s with no major township developments launched. The mining properties are easily accessible from the numerous roads, highways and railways that cross them. There is no process water source except from the underground basin. Power and other related infrastructure are easily obtained given the proximity to Johannesburg and other surrounding communities.

The Grootvlei metallurgical processing complex is the only operating plant for the Petrex mining operations and is situated at Grootvlei No.4 shaft on Grootvlei’s freehold property. Although the plant was originally built in the 1930’s, it was replaced during the 1970’s and was upgraded in 2002 by Petmin with the intent to process 185,000 tonnes per month. Ore from all shafts (except Grootvlei No. 4 shaft) is hauled on public and private roads to the apron of the metallurgical plant (see “Metallurgical Processing” below).

Mining and processing materials and supplies are readily available in the immediate area. Support services for engineering services, construction, fabrication, maintenance and major equipment repairs are also available locally. Process water for operation of the Grootvlei processing plant is supplied from the Grootvlei No. 3 shaft de-watering and water treatment facility.

The climate is subtropical and dry, typical of the high veld in South Africa and it is very easy to work year round. There is nothing about the climate that would hamper operations.

History

The East Rand Goldfield has been in the past one of the major gold producers of the Witwatersrand basin. Gold production commenced in 1888, when the Nigel gold mine came into operation, followed by Van Ryn Estates in 1892. Mining was mainly concentrated on the Main Reef and during the first eighty years of mining, some 28 mines were in operation. The main period of production and development was during the 1940’s and early 1950’s. During the production history of the East Rand there were times of prosperity and of depression. The difficult years were those after World War 1 and included the Miners Strike in 1922, the Great Depression, the low gold price of £4.10 per ounce in the latter part of the 1920’s culminating in the abandonment of the gold standard by South Africa at the end of 1932, with an increase in price of 66% to £7.10 per ounce. Thereafter there was a short period of prosperity with the mines expanding their operations with the mining of secondary reefs such as the Kimberley Reef from 1931 onwards. The uranium boom in the late 1940’s impacted positively on the East Rand in that the Kimberley Reef is a significant uranium host. Uranium oxide was extracted on the Vogelstruisbult and Daggafontein Mines.

The fortunes of the area began to decline because of the increasing costs and a fixed gold price of $35 (£12.10 per ounce), so that in the late 1950’s and in the early 1960’s the close of mines and the abandonment of mines took place. In 1955 there were 24 operating mines and 90 shafts but the fixed gold price, reduction of Main (Nigel) Reef ore resources and increasing working costs of the late 1950’s and 1960’s caused many of the mines to close down. The abolition of a fixed gold price in 1978 and the devaluation of the South African Rand thereafter, came too late to save many of the mines. In the late 1980’s abandoned claim areas were re-pegged and some of the old workings reopened and revamped. Mines changed hands, new mining companies appeared and there was a resurgence of mining activity. In the 1990’s flooding of the deeper Main Reef resulted in the major tonnage contributor shifting to the relatively shallow Kimberley Reef and Black Reef in the northern part of the basins.

The area was again rejuvenated in the 1980’s through the amalgamation of different interconnecting operations. In an investigation conducted by the DME during the mid eighties, it was conservatively estimated that exploitable ore resources at the time in the East Rand amounted to 92 million tonnes at an average in situ grade of 3.74 g/t. Renewed interest in the mine lease boundaries through amalgamation developed in 1986. Apart from Gencor, which was the title holder of areas such as Grootvlei, Marievale, Turnbridge and a portion of Modder “B”, Anglo American Corporation and Goldfields of South Africa had control over large portions of the area. Golden Dumps operated Cons Modder and Springs Daggafontein.

To the south the largest portion was under the control of Gold Fields Mining Corporation Limited, which managed Vlakfontein, Vogelstruisbult and Gold Fields Mining and Development Company. Smaller companies such as Southgo (Nigel) and Rhombus Mining Limited (Sub Nigel) were also active in the area.

On June 9, 1997 and July 1, 1997, Grootvlei Proprietary Mines Limited and the Consolidated Modderfontein Mines Limited respectively became wholly owned subsidiaries of Harmony Gold Mining Company Limited (“Harmony”). Petmin, previously only owning Nigel, acquired these properties from Harmony on December 15, 1998.

Geological Setting and Mineralization

The Witwatersrand Basin

The Witwatersrand basin comprises argillaceous and arenaceous sedimentary rocks of up to to 6 km vertical thickness, situated within the Kaapvaal Craton. The basin extends laterally for some 300 km east-northeast and 100 km south-southeast. The basin crops out at its northern most extent, immediately south of Johannesburg. Further to the west, south and east, it is overlain by up to 4 km of a variety of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand basin itself is Archaean in age and the sedimentary rocks are of the order of 2,700 to 2,800 million years old.

Gold mineralisation in the Witwatersrand basin occurs within laterally extensive quartz pebble conglomerate horizons, termed “reefs”. These reefs occur within seven separate goldfields located along the eastern, northern and western margins of the basin, namely the Evander Goldfield, the East Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Central Rand Goldfield, the Klerksdorp Goldfield and the Free State Goldfield. As a result of faulting and/or other primary controls on mineralisation, the goldfields are not continuous and are characterised by the presence or dominance of different reef units. The reefs are generally less than 2 metres in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits which formed along the flanks of alluvial fan systems around the edge of what was effectively an inland sea.

All major reef units are developed above unconformity surfaces. The extent of unconformity is typically greatest near the basin margin, and decreases toward more distal areas. Complex patterns and interactions of syn-depositional faulting have resulted in variations in sediment thickness. Sub-vertical to over-folded reef structures are characteristic of basin margin features.

Numerous intrusives, in the form of dykes and sills of diabasic or doleritic composition are present within the Witwatersrand basin. These are associated with several different events, such as the extrusion of the Archaean Ventersdorp Lavas and the overlying Mesozoic Karoo Volcanic Suite and the emplacement of the Proterozoic Bushveld and Pilanesburg igneous complexes to the north.

The gold generally occurs in native form within the various reefs, often associated with pyrite and carbon. The main gangue minerals are quartz pebbles, sand, pyrite, chromite, zircon, spinel, arsenopyrite, pyrrhotite, cobaltite, leucoxene and uraninite. Pyrite and gold within the reefs display a variety of forms, some of these obviously indicative of detrital transport within the depositional system and others suggesting crystallisation within the reef itself.

Reefs in the East Rand Basin

A large number of auriferous (gold bearing), generally conglomeratic reefs have been mined to a greater or lesser extent throughout the EERB. The conglomerates mined are from the youngest to the oldest - Black Reef, Kimberley Reef (reefs UK3, UK9A or May Reef, UK9B, UK9C, MK2, MK1) and Nigel (Main) Reef. In addition to the above reefs, other units like the Bird and Livingstone conglomerates have been intersected from both the surface and underground drilling. In the north-western corner of the Consmodder operation, several small pebble Livingstone Reefs (South Reef, NB1 and NB2 and South Reef Marker) have been mined, in addition to the so-called NA Reefs which occur above the Main Reef.

Black Reef

The auriferous Black Reef quartzite formation occurs at the bottom of the Transvaal Group unconformably overlying the Witwatersrand Supergroup rocks and is the youngest producing reef in the ERB. The Black Reef dips generally between 5 and 15 degrees. Generally two facies have been noted in the Black Reef, the Blanket and the Channel Facies. The Blanket Facies is a package of fine-grained quartz arenites, which stratigraphically overlie the Channel Facies separated by a thin layer of black shales. Where the Channel Facies are absent, the Blanket Facies overlies Witwatersrand sediments. The upper portion of the Blanket Facies comprises the buckshot pyrite leader zone, which was selectively mined in the past yielding grades in excess of 5 g/t over stoping widths of 100cm.

The Channel Facies are developed in narrow and elongated erosional channels with almost vertical flanks. The Black Reef Channel Facies in the Consmodder section originated by virtue of deep channelling in the sub-Transvaal unconformity, cutting and scavenging gold from gold bearing Kimberley and Main Conglomerates. These channels generally have a narrow width, but locally can be deeply incised (up to 18m) and can contain very high gold values.

Kimberley Reef

The Kimberley Reefs consist of numerous conglomeratic beds within the Turfontein subgroup and these have been designated according to the stratigraphic sequence of occurrence. The Upper Kimberley reef zone hosts the UK3, UK9A, UK9B and UK9C reefs; the Middle Kimberley’s host the MK1 and MK2 reefs; and the Lower Kimberley series hosts the LK1, LK2 and LK3 reefs. The majority of the gold mined to date from the Kimberley series has been from the UK9A, with some production from the MK1 and WK9C reefs.

The UK9A reef is a dark coloured, compact, well-sorted quartz-pebble conglomerate, with pebbles up to 25mm in diametre, which was deposited on a well-defined regional unconformity in the eastern portion of the ERB. The reef vary in thickness from a few centimetres in the southeast to over 2m in the northeast dipping about 10 to 15 degrees and occur 700m below surface. Mineralization consists mainly of pyrite, pyrrhotite and thucolite.

The UK9C occurs approximately 15 to 20 m below the UK9A and is either a single pebble lag or a robust large pebbled conglomerate band approximately 1.0m wide. The UK9C has been stoped in scattered areas throughout the property. The UK9C is separated from the underlying MK1 Basal Reef normally by 5m to 10m of chloritoid shales and/or khaki to black micaceous pudding stones (MK1 Bastard Reef or MK1A). Where the UK9C and the MK1 Basal Reef are in close contact, they are stoped as one unit.

The MK1 unit is comprised of shales, “pudding stone” (rounded quartz and angular chert pebbles in an areno-argillaceous matrix), quartzite and conglomerates. This group of sediments is very variable in type, thickness and aerial extent and is considered to represent channel-fill material below the UK9 group. In all respects, these rocks are similar to the Footwall Beds below the Main Reef Leader. The MK1 Basal Reef itself is generally a poorly developed medium pebble conglomerate lying unconformably on quartzites, scattered pebble conglomerates or strongly cross-bedded quartzites.

The Lower Kimberley series of reefs occur in the Booysens Shale formation, at the base of the Turffontein Group and do not contain significant gold mineralization.

Main Reef / Livingstone Reefs

The Livingstone Reefs are not identifiable over most of the ERB, except on Vogels and Marievale shafts (on the Nigel property). The package of Livingstone Reefs from South Reef to South Reef A (or NB1) to South Reef B (or NB2) and to the South Reef Marker (Buckshot Reef marker) is approximately 15 to 20m thick of which the total reef development varies between 0.5 and 2.0m. In the Van Ryn open pit area, this package is named the Next Below.

Nigel (Main) Reef

The Nigel Reef occurs on an unconformity at the base of the Upper Witwatersrand Subgroup, and is considered a boundary reef, between the Upper and Lower Witwatersrand Subgroup. The reef is a conglomerate with well-rounded white, smoky and translucent vein quartz pebbles averaging 25mm in diameter. The thickness of the reef is highly variable, from a single pebble layer to a 3 m thick zone. Gold distribution within the reef is concentrated in elongated payshoots with individual shoots extending over 1,500 m in length and as much as 300 m in width. The payshoots are elongated with their long axes trending in the north-west-south-east direction thought to reflect the orientation of channelised flow on a large alluvial fan delta. Individual payshoots may be laterally displaced by faulting or terminate abruptly. Most of the unmined Main Reef is underwater and is currently inaccessible, however this does not affect current mine plans.

The open pit contribution is from established pits on Black Reef, Kimberley Reef, Main Reef and Livingstone Reef.

Mining Operations – Recent Production

The following discussion is based on Bema’s current information regarding the Petrex operations.

The mining operations of Petrex comprise eight underground shafts and three open pit operations. Total production from all areas for the Petrex financial year ended June 30, 2002, was 137,180 ounces of gold from 1,501,000 tonnes of ore. Of this total, 39,030 ounces of gold were produced from the open pit and surface clean up operations, or 28.5% of total production, from 488,000 tonnes of ore. Total cash costs including development capital and water pumping costs averaged approximately $218 per ounce.

For the year ended June 30, 2002 and based on Petrex’s audited financial statements (expressed in Rand) total revenue was ZAR367.0 million ($36.42 million), and net income was ZAR34.8 million ($3.45 million). An exchange rate of 10.0771 Rands/US$ was used for the revenue and net income, based on an average price from July 1, 2001 to June 20, 3002. Total assets were ZAR270.5 million ($26 million), total liabilities were ZAR235.8 million ($22.7 million), and the working capital amounted to a deficit of ZAR27.2 million ($2.6 million). An exchange rate of 10.3900 Rands/US$ was used for the assets, liabilities and working capital, based on the closing price on June 30, 2002.

Process Facilities - Recent Expansion

The centrally located Grootvlei metallurgical plant near Grootvlei No. 4 Shaft processes the ore from all Petrex mining operations. An additional circuit was commissioned by Petmin during the third quarter of 2002 with the intent of increasing plant capacity by 38% to approximately 185,000 tonnes per month. During commissioning, it was discovered that the addition of the new circuit did not have a positive effect on production. Operating results during the fourth quarter of 2002 revealed production problems such as not being able to achieve the grind size requirements from the milling circuit, thickening problems, high residue grades and excessive spillage in both the grinding and leaching areas. The Company did a detailed review of this expansion and determined that significant design modifications were required for the plant to be capable of reaching the production goal of 185,000 tonnes per month and gold recovery of 90%. The Company and Petrex have completed the design work for the process modifications which were required throughout the plant to utilize the full capacity of the mills and other equipment that were installed by Petmin, and resolve problems with grinding, thickening, leach retention time, carbon handling, water balance, spillage and other related issues. Construction is in progress on major projects including the modification of the grinding circuit from single to two stage grinding, the addition of an 18 metre diameter high rate thickener, the addition of seven Carbon In Leach (“CIL”) tanks and the conversion of the existing leach tanks to a two line parallel CIL system, replacement of the tailing line and pumps, four additional linear screens, a new carbon handling system, instrumentation upgrades and other related modifications.

The plant improvements are progressing well and it is planned to reach full production levels of 185,000 tonnes per day by August 2003. During the construction and commissioning period, it is anticipated that production rates will ramp up from current levels of approximately 145,000 tonnes per day to the target rate of 185,000 tonnes per day, and gold recovery will improve to the target level of 90%.

Petrex’s water licence expired March 31, 2002, but a new water licence with a three year term has been issued on similar terms and conditions. However, this new licence also requires the construction of a water canal system and water treatment plant by September 2005. The feasibility studies must be completed by May 2003 and September 2003 for the canal system and water treatment plant respectively. The cost of the canal has been budgected at ZAR 39 million ($4.54 million), and the exsisting budget for the water treatment plant is ZAR 30 million ($3.494 million). Current work on these projects includes a detailed study of all water issues on the mine property to assure that the canal is the best solution to the water ingress problem and to evaluate other alternatives, and a review of the technologies available for the water treatment plant. Petrex is working with the relevant government departments and a number of affected parties to develop a comprehensive plan that will best resolve the water issues on both a short and long term basis. Petrex submitted the initial scoping study to the Department of Water Affairs and Forestry (“DWAF”) on February 28, 2003, and approval was granted on April 22, 2003. Construction work to implement the measures selected to prevent water ingress is to begin by March 2004, and be completed by September 2005. The feasibility study for a ten megalitre per day water treatment facility is required by September 2003, with construction to be completed in 2005.

Independent Engineering Study – Resource and Reserve Estimates

The production operations, mineral reserves and mineral resources were reviewed on behalf of EAGC by SRK Consulting (Canada) Inc. (“SRK”) and the resulting technical report entitled “An Independent Technical Report on the East Rand Assets of Petra Mining Limited, South Africa” (the “SRK Report”) dated October, 2002, has been prepared in compliance with National Instrument 43-101 and has been filed by EAGC with the TSX Venture Exchange and on SEDAR. The SRK Report estimates using the CIM 2000 definitions and assuming a Rand price of ZAR 105 per gram of gold (approximately $393 per ounce of gold), the total measured resources (12.333 million tonnes, 1.841 million oz, avg gold grade 4.64 g/t), and indicated resources (5.203 million tonnes, 822,000 oz, avg. gold grade 4.92 g/t) to be 2.663 million ounces of gold, and proven reserves (10.638 million tonnes, 1.056 million oz, avg. gold grade 3.09 g/t) and probable reserves (4.902 million tonnes, 538,000 oz, avg. gold grade 3.41 g/t) to be 1.594 million ounces of gold on the Petrex mining properties. Petrex’s 10 year mine plan projects total production of 1.75 million ounces of gold which includes the proven and probable reserves with the balance coming from gold vampings and open pit and surface sand dumps. The Company has used this report as a basis for general property descriptions and the audited resource and reserve estimates in this annual information form. Disclosure regarding the Petrex Mine’s production estimates, process changes and project economics have been completed by the Company. Only the disclosure below under the headings “Independent Engineering Study – Resource and Reserve Estimates”, “Mineral Resources and Mineral Reserves” and “Methodology for Resources and Reserves” are derived from the SRK Report.

Mineral Resources and Mineral Reserves

The estimation of mineral resources for the underground and open pit operations was completed by Petrex’s consultant in 2002, in conjunction with mine personnel, and in part rely upon estimates undertaken by previous owners of the property. In general, the resource estimation process is based on data derived from and underground chip sampling for the underground operations, and for the open pit operations, a combination of surface drilling, surface trenching and underground drilling and chip sampling.

SRK reviewed the Petrex Consultant’s report and used it as the basis for their reserve and resource estimates as stated in the SRK Report. SRK considers that given the extensive operating history, geological investigations, independent check assaying and, in certain instances, other independent audits, the database is reliable.

Although SRK has not recalculated the mineral resource, SRK has undertaken sufficient check calculations and, where appropriate, made necessary adjustments to the estimate to derive the audited estimates presented in the SRK Report. In order to convert the underground mineral resources to mineral reserves, SRK utilized the mineral resource block listing from Petrex and its consultant and “back calculated’ the mineral reserves through what SRK considers to be appropriate factors (based on historical productions), particularly cutoff grade Mine Call Factors (“MCF”) and extraction ratios by shaft to support the grade and tonnage outlined in the 10 Year Mine Plan established by Petrex. The mineral resources had been classified by Petrex according to South African Code for Reporting Mineral Resources and Mineral Reserves (or SAMREC); however, SRK has since reclassified the mineral resources and reserves according to CIM 2000 definitions.

The following tables set out the resource and reserve estimates for the underground and open pit operations, respectively, as described in the SRK report.

Methodology for Resources and Reserves

In general, the resource estimation process is based on data derived from underground chip sampling for the underground operations, and for the open pit operations, a combination of surface drilling, surface trenching and underground drilling and chip sampling.

Underground Mineral Resources

Sampling and Analysis

The underground sampling methodology adopted at the ERB operations of Petrex is consistent with the methodologies used at other gold operations within the Witwatersrand basin. The chip sampling methods incorporate a groove chipped perpendicular to the reef plane at set intervals at a pre-defined spacing that is selected to reflect the relevant internal geometry of the reef. For development, samples are collected at 2m to 3m intervals and for the stope face, samples are collected at 3m to 6m intervals. The samples are submitted for assay laboratory analyses and the results are plotted on working plans against the sample location. Along each stope face, the pay values are contoured to define the payshoot and the individual sample pay values are averaged into one value that represents that “stretch”. The stretch values are used to estimate the grade of the stope.

The majority of the samples, whether underground chip samples, truck or belt and Grootvlei plant samples are assayed at Super Laboratory Services (Pty) Ltd (“Super Lab”) in Springs, South Africa. Although Super Lab is not ISO certified, an audit in 1999 confirmed that reliable assay results were produced. The assay techniques are similar to standard methodologies employed at other laboratories, where the samples are first crushed using jaw crushers, split and pulverized using vertical spindle type pulveriser. Mine samples are analyzed utilizing the fire assay technique with a gravimetric finish in which the final prill is weighed on an electronic mass balance while an Atomic Adsorption finish is performed on residue samples. Although Petrex does not have a formal quality control program, including sample duplicates, blanks or standards, Petrex does complete a metal reconciliation between the grades estimated using the underground sampling data and the metal recovered at the mill. SRK did not independently verify the underlying sampling and assay data; however, given the geological investigations undertaken to date and the historical productions detail, SRK considered the data to be reliable.

Grade Estimation Methodology

Sampling coverage at Petrex’s operations appears to exceed the generally accepted industry-wide standards.

With respect to the underground operations, mineral resources have been estimated within extensions from known data points within currently defined payshoots. The mineral resources are quoted at an appropriate in-situ economic cutoff grade with tonnages and grades based on the planned minimum mining width. They also include estimates of that material below the cutoff grade required to be mined to extract the complete pay portion of the resource, and have been constrained to mining areas, which support Petrex’s 10 Year mine plan projections. In addition, any mining pillars, required to maintain ground support during the mining process, have not been included in the mineral resources and mineral reserves. Further, any mineral resources occurring in any reefs that are located too close together, that when mined would produce unfavourable ground conditions, have not been included in the mineral resources and subsequently upon conversion, excluded from the mineral reserves.

Open Pit Mineral Resources

The open pit resources are largely from the Black Reef, (West Pits 1 and 2 and the Gedex Pit), Main Reef (Marievale Pit) and Main Reef and Next Aboves (Van Ryn Pit). The resources are based on surface drillhole data, underground sampling and surface sampling. The resources have been compiled using manual methods, for the Van Ryn Pit, Spiral Staircase and Oval pits and largely using data from previous underground mining captured from hard copies of old plans. For the West Pit 1 and 2 and the Gedex Pit, resources have been computed from computer models generated from drillhole data alone at Gedex and in combination with underground sampling information for the West Pits. The resource for the Marievale Pit has been computed manually from surface drillhole data.

The total sample database for West Pit 1 includes drillhole data, underground stope samples and in pit sampling information. The bulk of the data is from underground sampling and quantity of data varies for each of the four reefs, Black Reef, MK1A, MK1B and MK1C, with Black Reef having the highest number of data at 667 and the MK1A the lowest at 79 data points. In the Gedex Pit area, a total of 35 drillholes intersected each of the facies present within the reef. The Marivale No. 2 Main Reef was intersected by 12 drillholes. Very little statistical data exists for the Van Ryn, Spiral Staircase and the Oval pits. All the sampling data was derived from the underground sampling during the mining history for each reef type.

Mineral Reserve Methodology

The major difference between a resource and a reserve is the fact that the resource is an in situ estimate of the mineralization while a reserve is the mineable production estimate. A grade cut off or a pay limit is normally used to distinguish what is payable and therefore possibly mineable. A pay block may not necessarily be mineable i.e. a reserve block, if for instance it is isolated and would be too expensive to exploit. In classifying a reserve, the cutoff grades or paylimits would give an indication of whether the reserve can be incorporated into the depletion schedule of the life of mine plan.

Open Pit Reserves

The pit design process is initiated on completion of an orebody model by Petrex’s geologists. The model contains all grade and tonnage information relating to the orebody and the host rock containing it. This model is input into pit optimization software along with all the pertinent mining parameters and cost information required to detail the optimal pit limits. The optimal pit is generated on a Net Present Value (NPV) basis and the accuracy of this work will depend on the quality of information input into the optimization software.

Once the optimal pit has been defined the optimal pit outlines are imported into mine design software. The pit is then designed in the mine design software according to the imported optimal pit outlines. Once pit design is complete the orebody model can be placed in the designed pit and mining scheduling can take place. Datamine is also used to undertake the scheduling part of this work. The end result of this process is a life of pit plan from which overburden tonnages, ore tonnages and recovered grades can be determined.

It should be noted that the optimal pit will vary depending on the input parameters, these parameters may vary with time and the pit is therefore optimized monthly. In practice it is unlikely that the optimal pit will change significantly in the short term. However longer term planning for future open pits may be effected.

Proven and probable Reserves, which fall within a defined/optimized pit, are differentiated on the basis of the following:

the proven mineral reserve should form part of an approved mining plan (of approximately six months);

secondly, and more importantly, the proven mineral reserve should fall within the first search radius as defined by the semi-variograms. Probable mineral reserves include those reserves that fall within an area that is defined by such a search radius multiplied by a factor of two.

In order to convert the mineral resources to mineral reserves, a dilution factor of 13%, grading zero, and a mining recovery factor of 90% used and is based on recent metal reconciliation completed by Petrex. This is based on good grade control being achieved and determined based on accurate metal reconciliation. The grade control procedures are similar procedures to those applied elsewhere in the Witwatersrand Basin. The practices necessitate somewhat more complex and to some degree complex gold allocation procedures due to the multitude of sources treated at the mill. In this instance metal accounting is based on typical measurements for Gold Accounted For (“GAF”) including thickener underflows, bullion produced and plant residue with allocations and reconciliations incorporating various adjustments including but not limited to, in-pit survey measurement, truck transportation samples, delivered basis to RoM pad/apron and bottle roll leach tests of apron samples. Given the operating history of the Petrex mines, SRK was satisfied that for the purpose of this IER, the practices and processes in place reflect appropriate comfort for future projections.

The procedure for estimation of mineral reserves involves the definition of appropriate Selective Mining Units (“SMUs”), the utilization of open-pit optimization software incorporating appropriate costs, slope angles and modifying factors. This is normally followed by detailed engineering designs, which provide for access roads, high wall cutbacks and detailed scheduling. As previously noted and in part due to the 3-month planning limitation, all mineral reserve statements for the open-pit operations and with the exception of Van Ryn are based on reporting of raw whittle shell results with no further modification. The modifying factors are based on historical reconciliation exercises and as such are considered valid for the purpose of reporting mineral reserves for the Petrex mines. In the case of Van Ryn as no block model exists, conversion is based on application of modifying factors to manual in situ mineral resource estimates.

The anticipated SMU for the open pit operations broadly reflect the block sizes as developed within the individual block models. In certain instances and where warranted selective mining units are not limited to the vertical thickness of individual reefs but rather over a complete series of stacked reefs, particularly where waste partings are limited.

Underground Reserves

The Petrex mineral resource inventory database is a block listing of more than 6,900 blocks within the Petrex lease areas. The block listing includes blocks that are immediately available (IA), available (A), unavailable (U) and inaccessible (I). Availability of blocks merely indicates the time span to reach the block. ‘IA’ blocks can be accessed in 6 months, ‘A’ blocks between 6 months and 12 months and ‘UA’ blocks after one year. Inaccessible blocks are blocks that one can mine on a retreat basis near the closure of the mine. These blocks will be in the eventual depletion schedule of the mine.

The estimation of mineral reserves for the underground operations are based on factorization on a shaft level basis of both measured and indicated mineral resources. This factorization includes application of modifying factors including dilution, mine call factors (“MCF”) and extraction ratios to the economic blocks and excludes detailed production planning.

The procedure for estimation of mineral reserves involves the definition of appropriate SMU’s, the application of appropriate modifying factors based on tonnage, volume and grade reconciliation exercises, the use of cut-off grade policies and technical-economic investigations leading through to the development of an appropriately detailed and engineered 10 Year Mine Plan. The choice of SMU is dependent upon the mining method to be applied. In the case of narrow reef mining methods used at the Petrex operations, the SMU is an agglomeration of contiguous panels, each of dimension 30m by 30m. For practical reasons at this block size, mining of both pay and unpay material is unavoidable and the halting of stope faces is only triggered by unacceptably high levels of unpay ore being mined. In practical terms the real SMU dimension is much larger and is coincident with the width of the payshoot being mined.

For remnant extraction, the pillar dimensions define the SMU. Due to the relatively small volumetric size of such remnant and/or pillar area, the sampling density available from previous mining activities facilitates a high degree of confidence for grade estimation. Blocks with dimensions less than 400m2 have been excluded from the mineral resource as provided to SRK by Petrex’s consultant.

The current Petrex 10 Year Mine Plan has been based on application of in-situ cutoff grades and modifying factors including extraction ratios to resulting economic portions of the block listing post exclusions. In presenting the mineral reserve statements as reported herein SRK assessed the extractability of such tonnages and grades from the approved block listing. In certain cases adjustments were necessary. Further, this process was deemed necessary as no detailed plan was available which would enable the direct comparison between individual blocks contained within the block listing and the depletion projections on either a spatial or time basis. As a consequence the statements as presented reflect a factorized mineral reserve.

The table below gives the various modifying parameters utilized in the derivation of cut-off grades (excluding the impact of old gold) and the modification of mineral resources to mineral reserves for each shaft separately. The modifying factors as stated below are based on historical reconciliation exercises and as such are considered valid for the purpose of reporting mineral reserves for the Petrex mining properties.

Underground Operations – Modifying Factors

Shaft	BF	MCF	MRF	Cw	Sw	Mw	Dilution	ER
(%)	(%)	(%)	(m)	(m)	(m)	(%)		(%)

CONSMOD 9#	100%	66%	90%	0.76	1.14	1.22	6.8%	72%
CONSMOD 14#	100%	85%	90%	0.57	0.89	0.97	8.3%	60%
GV 6#	100%	62%	90%	0.11	0.92	1.01	9.1%	71%
GV 1#	100%	65%	90%	0.38	0.91	1.03	11.8%	90%
GV 4#	100%	86%	90%	0.16	0.87	1.03	15.5%	88%
GV 8#	100%	61%	90%	0.47	1.03	1.13	9.2%	96%
SD1 #	100%	63%	90%	0.22	0.88	0.98	10.5%	46%
MV 2#	100%	61%	90%	0.68	0.82	0.92	11.2%	85%

Total		73%		0.44	0.93	1.04	10.9%

In the above table the following abbreviations apply: BF (Block Factor); MCF (Mine Call Factor); MRF (Metallurgical Recovery Factor); Cw (Channel Width); Sw (Stoping Width); Mw (Milling width); Dilution (proportion of RoM that is waste rock external to the stoping width); ER (Extraction Ratio of pay mineral resources).

These modifying factors are compared to historical factors based on metal reconciliation. The 10 Year Mine Plan projects improvements with respect to total tonnage mined and the modifying factors over and above that achieved historically.

The Company believes that MCFs can be improved with better mud control and ore fragmentation, water control and scraping techniques. Petrex has stope widths which are far lower than the industry average. Dilution control could be improved by the packing of gully waste on gully brows. Due to the very low stope widths gully dilution has more of a detrimental effect on grades of mill tonnes than on other mines with higher stope widths. For the most part the adjoining footwall and hangingwall waste is situated such that the reef is in the middle portion of the stope face. It is only at No. 14 shaft that very thin footwall is evident resulting in some losses of reef in foot.

Underground Operations – Historical and Future Modifying Factors

	1999	2000	2001	2002	2003	2003
					SRK	MP
MCF	(%)	(%)	(%)	(%)	(%)	(%)

CONSMOD 9#	68%	70%	64%	66%	66%	69%
CONSMOD 14#	77%	94%	98%	85%	85%	88%
GV 6#	82%	80%	66%	62%	62%	69%
GV 1#	70%	75%	72%	65%	65%	69%
GV 4#	77%	82%	73%	86%	86%	88%
GV 8#	77%	83%	65%	61%	61%	69%
SD1 #	63%	87%	74%	63%	63%	68%
MV 2#	89%	60%	61%	61%	69%	69%

Grade control and reconciliation practices at the Petrex mining properties follow similar procedures to those applied elsewhere in the Witwatersrand Basin. The practices necessitate somewhat more complex gold allocation procedures due to the multitude of sources treated at the mill. In this instance metal accounting is based on typical measurements for GAF including thickener underflows, bullion produced and plant residue with allocations and reconciliations incorporating various adjustments including but not limited to, underground survey, truck transportation samples, delivered basis to RoM pad/apron and bottle roll leach tests of apron samples. Given the operating history of the Petrex mines, SRK was satisfied that the practices and processes in place reflect appropriate comfort for future projections.

Potential exists to re-assess certain blocks, which have been excluded from the block listing, specifically those currently located in flooded areas. Total material excluded from the block listing amounts to approximately 15Mts grading 2.5 to 3.0 g/t Au. This warrants further investigation which may result in a portion thereof being upgraded to mineral resource status and potentially mineral reserves.

A further consideration as indicated from the mineral resource conversion database developed by SRK is the ability of certain of the underground shafts to produce at higher RoM grades, albeit at a total reduction in mineral reserve tonnage. This has not been tested in the context of a formal planning exercise and SRK has recommended that any future mine plans incorporate certain strategic criteria.

Surface Resources

Petrex currently owns a number of sand dumps, which are unconsolidated surface dumps of tailings from previous operators. A Petrex consultant has estimated that sand production from sand dumps numbers 5, 6 and 8 which are wholly owned by Petrex have an indicated resource of 10 million tonnes at an in-situ grade of 0.8 g/t Au (based on Samrec code). It is likely that after screening of over sized material, the indicated resource will decrease to 5.0 million tonnes at a recoverable grade of 1.2 g/t Au. Therefore, using a similar comparison, Petrex believes that it is only reasonable that an additional 2.5 million tonnes of sand with a recovered grade of 1.16 g/t Au can be processed from the remaining 27 million tonnes of indicated resources. Petrex have estimated an indicated resource in these sand dumps totaling 19 million tonnes grading 0.40 g/t Au on the Consmodder lease and 13 million tonnes grading 0.66 g/t Au in other dumps located on the Petrex leases. These resources have been estimated from survey data and samplings, which agrees well with historical production of these dumps. A total of 5.1 million tonnes of probable reserves grading 1.16 g/t Au has been incorporated into the current 10 Year Mine Plan, starting in year 2005, and constitutes approximately 10% of the total gold contained within the 10 Year Plan.

Mining Operations

Management of Mining Operations

The underground mining operations of Petrex are undertaken by mining contractor JIC Mining Services (Pty) Limited (“JIC”) who is remunerated on a Rand/kilogram basis for 85% of the contained gold delivered to the mill. The Rand/kilogram rate varies for each shaft depending on the specific mining conditions, transport distance to the mill and other factors. The remuneration covers the cost of labour, stores and certain equipment used in day to day operations and agreed development for prospecting and servicing of new blocks of ground. Major items such as shaft maintenance, compressed air, electrical power and water are paid for by Petrex outside of the JIC contract. Petrex is also responsible for capital expenditures including underground development.

The contract agreements for underground operations with JIC are entered into by each of the three subsidiary mining companies, Grootvlei, Consmodder and Nigel. The agreements are negotiated annually. The JIC agreement lapsed on June 30, 2002 but was then extended for a period of three years. However, the Company has retained a six month cancellation clause. The contact is subject to escalation adjustments in July 2003. The basis for these adjustments is the Consumer Price Index for the Republic of South Africa.

The open pit operations are managed and controlled by Petrex employees. This includes overall supervision, geology, planning, ore control, surveying and sampling. The mining operations are conducted under contract by Trollope Mining Services (“Trollope”). The contract with Trollope is on a Rand/tonne basis with different rates for ore and waste which rates increase for each 10 metre increment once the pit depth is below 30 metres. A separate rate applies in respect of waste (overburden) that has to be blasted. Escalation clauses negotiated annually are also included to provide for volatility in the fuel price and for increase in the cost of mobile equipment, support facilities and spares. The contract agreement with Trollope is entered into by Nigel and is for an indefinite term. Trollope has the right to renegotiate escalation on rates on August 1 of each year.

Third party transport contractors are used for hauling the ore from pit stockpiles to the processing plant at Grootvlei. These small contractors are paid on a rand per tonne basis for ore delivered to the processing plant.

Open Pit Operations

The Petrex open pit operations are collectively known as the Skukuza operations. There are currently two open pits operating, West Pit 1 and the Gedex Pit (Black Reef). A review of the old data from underground operations at both the north and south ends of the property have identified a number of other targets for future pits. This work is being followed up with diamond drilling and trenching to evaluate the economic viability of the various targets. The approval of an Environmental Management Plan for the Snake Road and Van Ryn area is currently in progress. Operations at the Van Ryn Pit (Main Reef and Next Aboves) was suspended pending a review of the potential remaining resource, pit economics and approval of the new Environmental Management Plan.

Skukuza West Operations

The Skukuza operation in 2000-2001 focused mining on two pits, namely West Pit 1 and West Pit 2. At present West Pit 1 is being extensively mined and West Pit 2 has been mined out. Mining is accomplished using standard drill and blast techniques combined with small backhoes and trucks for highly selective mining. Ore production from West Pit 1 is approximately 30,000 tonnes per month. Mining activities are focused on the Black Reef conglomerates that occur in well-defined channels, and to a lesser extent, the Middle Kimberley’s that subcrop against the Black Reef conglomerates. The principal economic horizons present at the West Pits are first and foremost the Black Reef Channel Facies and, secondly, the generally lower grade Middle Kimberley’s (MK1B, C and D). The Black Reef was previously mined from underground, so mining is now focused on the remaining pillars. A diamond drill program has been taking place in advance of the highwall to better define the ore resource at depth so an ultimate pit design can be completed.

Stoped out areas from the 1940’s and 1950’s are characterized by backfilling with sand material from stamp mills for support purposes so as to maximize pillar extraction. This sand typically runs at a grade of 1 to 2 g/t. West Pit 1 currently covers an area previously mined in this era, so significant tonnages of sand are being mined.

The majority of the waste at West Pit 1 is dolomite. This material has been sold to a local construction contractor to use in road construction and other similar applications. To date, 1 million tonnes have been sold for 2 million Rand (approximately $233,000). This revenue has been credited against the mining cost and has allowed the pit design to reach deeper levels. A second million tonne dump will be sold during the first half of 2003.

Gedex Pit

The Gedex open pit mine is situated immediately adjacent to Brakpan North suburb and in the vicinity of the now defunct Gedex explosives manufacturing facility. Because the southern edge of the pit borders against houses, mining methods and hours are restricted. Ore and waste is broken using hydraulic breakers rather than conventional drilling and blasting, and all mining operations are conducted on day shift only. A minimal discomfort allowance is being paid to residents within a 250 metre radius of the pit. Breaking ore and waste with hydraulic breakers is slightly more costly than conventional drilling and blasting, but results in more selective mining and less dilution of the ore. Ore production from Gedex is currently at about 15,000 tonnes per month, but will be increasing to over 25,000 tonnes per month.

Unlike West Pit 1, the Black Reef in the Gedex pit has never been mined. This also makes it much easier to evaluate the reserve using diamond drill holes. Additional diamond drilling is currently in progress to better evaluate this resource and provide addition information for an expanded pit design.

The Black Reef Channel Facies is divisible into three units, namely the Normal, Carbonaceous and Basal units. The Normal unit is the uppermost, and most widespread, of the three units. The Carbonaceous unit is more restricted, and has a distinctive soft black carbonaceous matrix. The Basal unit is the most restricted of all the units, as it only occurs within deeply incised channels. These units can either be superimposed, or occur as individual units, in which case a quartz arenite of marine origin separates the units. A thin black shale layer separates the Channel Facies from the overlying Blanket Facies, the latter of which consists of a package of fine-grained quartz arenites with associated development of buckshot pyrite.

All three Channel Facies units are potentially economic, with better gold grades typically occurring within the Basal and Carbonaceous units. Grades in general are lower than is typical for elsewhere in the basin, which possibly reflects the lower tenor of the source rocks in the underlying Witwatersrand. Intervening quartz arenites, if developed, constitute internal waste.

Van Ryn

Petmin was also producing ore from the Van Ryn open cast operation until late 2002 when this work was suspended. This consisted mainly of mining remaining pillars and the stamp mill sand that was placed in the underground openings for ground support. Petmin suspended mining due to the process plant production problems experienced during the fourth quarter of 2002. Re-start of production from this area is now pending the collection of additional data required for longer range mine planning and the approval of a new Environmental Management Plan that will cover both the Van Ryn and Snake Road areas.

Grade Control

Grade control within the open pits is based on visual observations coupled with channel sampling results. Channel samples are cut at approximately 3 m intervals in the pit. The mining takes place in 10 metre lifts. After the extraction of each lift, the floor is re-sampled, giving an effective coverage of 3m x 15m.

In almost all cases, ore material is readily distinguishable from waste and personnel trained in ore identification assist in ore extraction and defining waste and ore pit stockpiles. Reconciliation is loosely based upon the comparison between sample blocks and their original estimates prior to sampling. Comparisons are also made between sample stockpile grades and mill feed grades and the estimated grades of extracted blocks.

A dilution factor of 18% has been used for budget projections in estimating contained gold delivered to the mill from the West pit operations. At Gedex, this factor is only 5% because of the use of hydraulic rock breakers rather than conventional drilling and blasting.

Underground Operations

The mining method practised is that generally employed to exploit shallow narrow reefs of the Witwatersrand basin. Access to the reef is through reef drives driven along strike followed by raising or winzing on reef. Payable blocks of reef are established by sampling the on reef development and current stope faces. Unpayable reef blocks might be left unmined. Regional and panel pillars are laid out in terms of the code of practice. Both updip mining and breast stoping configurations are applied. The mining strategy fully utilizes the flexibility provided by the low stress conditions and strong unjointed rock. The workings are shallow and as there is an absence of seismic activity and high temperature mining conditions.

In the other deeper shafts where mining is taking place on the UK9A horizon at depths of between 600 and 700 m, current stoping is extracting small isolated blocks of payable reef within the large unpayable areas. As a result, the mining of these blocks will have little effect on surface. The UK9A is situated approximately 250 to 400 m above the extensively mined out Nigel or Main Reef. The isolated pillars left on the Main Reef horizon induces high stress on reef blocks on the UK9 horizon. The rock mechanics specialists have taken this factor into account when planning for future mining on the UK9A.

Consmodder Mine

Consmodder is situated in the north of the ERB approximately 40 km east of Johannesburg. The lease area of Consmodder is 10,927 ha. On Consmodder a total of 56 shafts were sunk including inclines and vertical shafts. The Consmodder operation today consists of No. 9 shaft, a vertical shaft, and No. 14 shaft, an incline shaft.

No. 9 shaft is a two compartment vertical 200 m shaft operating to a depth of 150 m. Hoisting is with a double-drum hoist with a capacity of 20,000 tpm using 3 tonne skips. There is currently no separate devise to hoist men and materials. This shaft has the potential to more than double production by equipping two more shaft compartments for hoisting of ore and equipping an additional compartment for hoisting of men and material. An efficient system for the removal of highgrade mud is also required and will be installed by the third quarter of 2003. No 9 shaft is currently producing at a rate of about 16,000 tpm, but has the potential to be increased to over 30,000 tpm by the second quarter of 2004.

No. 14 incline shaft extends to 131 metres below surface at an inclination of 15 degrees from the horizontal. Shaft capacity is 20,000 tpm with a double drum hoist. This shaft has two compartments, and both are in service. No 14 shaft is currently producing about 5,000 tpm.

The majority of mining at No. 9 shaft is on the Black Reef channel with stoping widths up to six metres. Room and pillar mining is carried out with manual drilling and cleaning with conventional scraper winches. Scattered blocks of Upper Kimberley 9C are also mined by conventional breast mining at No. 9 shaft.

At No. 14 shaft, the MK1 Basal unit is being mined on a systematic basis. The morphology of the channels is variable and often dramatic with channel flanks approaching vertical, with clearly preserved undercut banks.

The shallow depth of workings and the many outlets to surface allow for good working conditions. However, the movement of air was low in specific areas and has been addressed by the installation of new fans. The ventilation improvements completed by Petrex will assure the maintenance of air quality and continued compliance with government mandated radiation limits.

Nigel Gold Mine

The underground operations of the Nigel Section are located in the southern and south central portion of the ERB, the section extends over an area of some 11,945 ha. The current operations are made up from various historical mining operations. There are currently only two operating shafts in this section, but only ore production from one of these.

Marievale No. 2 shaft is a single compartment incline shaft accessing the main reef from the surface to a depth of 335 metres. The shaft is 4 metres wide, 3 metres high and extends 1,215 metres down a gradient of 23 degrees. Ore is removed from underground on a three-stage conveyor belt. Upgrades are required at this shaft for the hoisting of men and materials.

Springs Dagga No. 1 shaft is situated on the old Daggafontein mine. The shaft is an 8-compartment vertical timbered shaft of which 3 compartments are operational. One compartment is equipped with a Mary Ann cage for man transport while the remaining two operational compartments are equipped with 6 tonne rock skips which have a hoisting capacity of some 50,000 tonnes per month. This shaft provides access to the Kimberly Reef to depths of approximately 550 m. The total depth of Springs Dagga No. 1 shaft is 842 metres. Mining operations have been temporarily suspended to allow a detailed review of the resource in this area and methods of mining. New mining technologies are being reviewed to provide a more efficient extraction of the ore. A lack of development for this shaft had resulted in high mining costs and a low percentage of gold extraction. The ongoing review will address both of these issues as well as life-of-mine resources in this area.

Mining at Marievale No. 2 shaft is entirely on the Main Reef which dips at up to 23 degrees in the area. In the past breast and up-dip mining methods have been used, currently there is a mixture of down-dip and breast mining. Planned production from the shaft is approximately 12,000 tonnes per month from multiple mining levels with operations on either side of the shaft and a second level below this. The shaft has now been continued down to a lower level to access additional mining panels. Mining is concentrating on one side of the shaft only because higher grade ore. New mining technologies will be tested to see if the lower grade panels can be upgraded by employing new methods such as high capacity vacuum systems. If this is successful, production from this shaft has the potential to double.

Stope widths appear to be well controlled with an average width of approximately 75 centimetres. This is particularly important in this mining area where the reef channel is only several centimetres in width and grades marginal.

The majority of development is on the reef horizon with very limited waste development, waste is therefore included with the reef as the additional dilution is minimal.

Grootvlei Mine

The Grootvlei Mine is situated in the east central portion of the ERB near the town of Springs and borders on its eastern rim. This operation comprises the areas of Grootvlei (2922 ha), Palmietkuilen (1007 ha), East Daggafontein (915 ha) and Welgedacht (513 ha).

Grootvlei consists of four producing shafts, Nos. 6, 8, 4, and 1 and a dedicated pumping shaft, No. 3 shaft. No. 3 shaft keeps the water level in the ERB at the -737 m level by pumping 65 to 80 megalitres per day.

Mining at Grootvlei No. 8 shaft is undertaken pursuant to an agreement which was originally with Gencor and was acquired by New Kleinfontein Gold Claims (Pty) Ltd. (“New Kleinfontein”). Petrex has had access to, and has mined, on property outside their mineral rights area based on the terms of the agreement. The minimum tribute amount as stated by Petrex is R50,000 ($5,824) per annum. New Kleinfontein is currently challenging the legal validity of this agreement as there is currently an issue as to what tribute amounts are owing by Petrex. Negotiations are underway between the parties to resolve the issue.

No. 1 shaft is vertical and has a total depth of 912 metres. Two of the five compartments are currently equipped for hoisting ore. This shaft also hoists most of the ore from the No. 8 shaft area, including the area being mined under a tribute agreement. No. 8 shaft is an incline shaft that has a vertical depth of 180 metres and a total length of 954 metres. It is a single compartment that is equipped with rail for the hoisting of materials, highgrade mud and selected highgrade ore. Crews for both No. 1 and No 8 shafts walk in and out of No. 8 shaft for access to the working faces. These two shafts combined are currently scheduled to produce approximately 22,000 tpm.

No. 4 vertical shaft has a total depth of the 1,338 metres. It has six compartments, all of which are in use. Two compartments are for hoisting men and materials, two compartments are for hoisting ore, and the remaining two are for services and maintenance. No. 4 shaft is the only shaft that has a direct feed system to the Grootvlei Processing Plant. No. 6 shaft is also vertical and has a total depth of 915 metres. Three of the five compartments are in use. Two compartments are used for both hoisting of ore, and the hoisting of men and materials. The facility provides for changing back and forth between ore skips and cages to accomplish this. The third equipped compartment has a Mary Ann cage for maintenance and hoisting men as required. No. 4 shaft is currently producing about 18,000 tpm while No. 6 shaft provides 7,000 tpm.

Mining at all shafts is on the Upper Kimberley 9A Reef (UK9A) with a small amount of Black Reef material being mined at No. 8 shaft. The UK9A mining is done with the breast mining method using conventional hand held rockdrills and cleaning with scraper winches.

The main pump station is situated at Grootvlei No. 3 shaft. Six to eight pumps are normally operated giving a total capacity of 60 to 85 Ml/day. Work is in progress to replace all pump delivery pipes and valves as well as the three shaft columns over the next three years. Two of the shaft columns have been completed. Plans have also been made to extend the concrete plug and install new collection pipes and valves.

Water pumped from the No. 3 shaft is treated to remove iron oxide. The new water license received by Petrex has a list of specific quality criteria that the treatment plant must meet. The plant water quality is currently in compliance. After treatment the water is pumped to the process plant or discharged into the Blesbok stream.

Metallurgical Processing

Processing Facilities

Petrex’s mineral processing facilities are centralized at the Grootvlei metallurgical complex (“Grootvlei Plant”), situated adjacent to the Grootvlei No. 4 shaft. Current facilities comprise the A-Plant that treats Petrex ore, the G-Plant where third party ore is toll treated and the new B-Plant extension to treat additional Petrex ore and sand which was recently commissioned by Petrex. The B-Plant expansion consisted of three small ball mills and seven additional CIL columns. The concept was to increase the capacity of the A-Plant by adding one small mill, to process old stamp mill sands that are being mined from the open pit, and to have a separate circuit to isolate and process problematic ores such as the highly oxidized or carbonaceous material from the Gedex Pit. The new mills were designed for single stage grinding. It was estimated that these changes would increase the total plant capacity from 150,000 tpm to 185,000 tpm. This expansion has not worked as designed, and has resulted in coarse ground material, low densities, excessive gold losses to tails and an extreme amount of spillage.

The Company has completed a detailed review of the Grootvlei Plant and is in the process of implementing modifications that will change the basic flow sheet and take the greatest advantage of the existing equipment. Major equipment additions include an 18 metre diameter thickener , seven CIL tanks, a new floculant addition system, a new carbon handling system, new tailings pipeline and pumps, four additional silo feeders, new linear screens, and the pumps, sumps, cyclones and pipelines required for two stage grinding. Construction is in progress and the plant is scheduled to reach the increased capacity target of 185,000 tpm by August 2003.

The Grootvlei Plant also makes use of Knelson gravity concentration technology in the mill section and recovers an estimated 15% of the gold by gravity. The installation of an additional Knelson unit is under review. The existing unit is only capable of handling a portion of the flow from the semi autogenous mills (“SAG mills”) on a batch basis.

Underground ore from Petrex’s eight shafts (Grootvlei, Consmodder and Nigel) is approximately 80,000 to 100,000 tonnes per month and open pit ore is approximately 50,000 to 75,000 tonnes per month. The balance will be contributed from surface clean-up operations. Approximately 5,000 tonnes per month of ore is toll treated on behalf of third parties through the G plant.

Upper sections of the open pit orebodies are weathered. The Black Reef has the potential to be preg robbing due to the presence of graphite, while the Kimberley and Main Reefs are generally non-refractory. The metallurgical behaviour of surface sources can be quite variable. The modification being completed by the Company will provide two eight-column CIL trains to allow for high recoveries from all types of ore.

A-Plant

Underground ore is delivered by conveyor belt from Grootvlei No. 4 shaft and other underground and open pit ore is hauled by road to a receiving apron adjacent to the plant. Open pit ore is crushed in a small jaw crusher to approximately minus 6 inch. Road hauled ore is blended on the receiving apron to achieve consistent feed characteristics and then combined with Grootvlei No. 4 shaft ore before being conveyed to a single silo ahead of the two 16’ x 35’ SAG mills. The product from the SAG mills is separated into coarse and fine streams by hydrocyclones. The fine material goes to the thickeners, while the coarse material is split between feed for the Knelson centrifugal gravity concentrators, three 10’ x 15’ ball mills and a return feed to the SAG mills. Approximately 15 per cent of the feed gold is recovered by gravity concentration, which reduces the load on the downstream leach and adsorption circuits and results in improved overall recovery. Coarse material from the

Knelson screen is also fed to the ball mills. The three ball mills are in a closed circuit where the coarse material is separated by hydrocyclones and recycled back to the mill feed. Final milled product from the SAG mills and ball mills is thickened in high rate thickeners ahead of single stage leaching in two parallel leach tanks each fitted with Filblast reactors. Oxygen is introduced to these high shear reactors, which enhance leach kinetics and result in dissolution of 60-70 per cent of the gold. Leached pulp is pumped to a seven-stage CIL where further dissolution and adsorption onto activated carbon occurs. Residue is discharged to slimes dams. The ongoing plant modifications will provide for two parallel leaching lines consisting of one preconditioning tank and seven CIL tanks each.

Loaded carbon is acid treated and then eluted in a high pressure Zadra elution circuit operating in closed circuit with the electrowinning cells. Cathode sludge is pressure filtered, calcined and smelted in an arc furnace, with the dorè being dispatched to the Rand Refinery. The eluted carbon is thermally reactivated in an electrically fired rotary kiln before being recycled to the adsorption circuits. Fine carbon from the process is recovered and sold to Rand Refinery where gold is recovered in the by-products section.

Gravity concentrates from the Knelson concentrator are screened and then upgraded on a Gemini table. The table concentrates are acid treated and then smelted in an induction furnace. Gemini tails are sent to Rand Refinery for by-product gold recovery.

G-Plant

G-Plant incorporates the 12’ x 16’ fully autogenous (“FAG”) run of mine mill that was initially used in the development of run of mine milling at Grootvlei. The mill operates in closed circuit with a hydrocyclone, with cyclone overflow reporting to four conventional thickeners. Thickener underflow is pumped to the A-Plant where it joins the high rate thickener underflow ahead of the leach circuit.

Ore is received at the receiving apron, mixed for milling if needed and then milled in a single FAG mill. The plant can mill 10,000 tonnes per month, depending on the ore characteristics. The milled ore is thickened and the thickened product combined with the A plant leach feed.

B-Plant

The B-Plant as commissioned by Petrex in 2002 did not achieve the intended goals of increased production and allowing for a separate circuit to handle problematic ores. The two refurbished 10’ x 15’ ball mills have now become part of the two stage A-Plant grinding circuit. The feed belts to two of the small ball mills will be left in place to allow the direct feeding of sand in the event that both of the large SAG mills are down for an extended period of time. With the new plant modifications, the separate B-Plant has been eliminated.

Environmental Management and Permitting

An independent consultant was engaged to conduct an environmental audit (the “Audit”) of the surface and underground mining operations of Petrex. No material adverse issues were uncovered in this Audit. Petrex was in compliance with all its permits, licenses and environmental regulations in all material respects.

The slimes dams for process plant tailing material are adequate and properly constructed in accordance with Republic of South Africa standards. The waste dumps from surface operations are non-acid generating. A large portion of the waste from West Pit 1 has been sold by Petrex and therefore does not represent an environmental liability. Similarly, the contractor that purchased the waste has agreed that the final pit will be transferred to them through an arms length agreement negating any final reclamation and closure liability for Petrex. This transfer of reclamation responsibility will also require the approval of regulatory agencies and a transfer of a portion of the reclamation fund.

In terms of effluent standards of the current water licence, the mines are complying with the monitoring and control measures stipulated.

The Audit assessed the financial provision in Petrex’s rehabilitation trust to estimate the cost that would be required to cover all closure liabilities.

The following table uses the life of operation to determine the environmental liabilities as assessed by the consultant.

Petrex will use its assets to cover the estimated closure liability including the gold lock-up (residual deposited gold) in the metallurgical plant. Previous studies indicate that typical values for a plant of this age and production throughput, could have a lock-up of kilograms of gold declared over life of operations of 70 kg. The net profit from recovering this lock-up gold can then be used to cover the monies required to complete the rehabilitation and closure work. The Audit further compared the financial provision in the operating budget to cover the future liabilities and determined that these unit costs are adequate.

The operations of Petrex were found by the independent consultant to comply with good environmental practices and to have adequate provisions to cover the anticipated environmental closure liabilities. Petrex conducts ongoing reclamation that will reduce the financial impact on shut down.

Negotiations with the interested and affected parties to implement the strategic water management plan for the ERB are in progress. The installation of the canal system or other means of preventing water ingress into the basin is central to the success of managing the long term water issues. To this end Petrex has taken the necessary steps to bring the plan to fruition.

Petrex’s previous water licence expired March 31, 2002, but a new water licence with a three year term has been issued on similar terms and conditions as the previous licence. However, the licence also requires the construction of a 35 kilometre water canal system by September 2005, as well as a 10 ML per day water treatment plant by that same date. Petrex has previously estimated the cost of the canal to be ZAR39.0 ($4.54) million. Estimates also indicated that construction of this canal would reduce the amount of extraneous water entering the mining basin by approximately 60%, which in turn will reflect in a reduction of working cost overheads due to reduced pumping costs. The cost of the water treatment plant has been budgeted at ZAR30 ($3.49) million with an additional ZAR30 ($3.49) million in 2007 for treating water volumes in excess of 30 ML per day.

The first key date in the water license was March 1, 2003, when a Scoping Study for the canal needed to be submitted to the Department of Water Affairs and Forestry (“DWAF”). That date was met, and approval of the study was granted on April 22, 2003. This study indicated that the canal may not be the best solution to the water ingress problem, and will probably not be as effective as previously estimated. A feasibility study which will evaluate a number of alternatives to prevent water ingress into the basin is due by May, 2003 and this will include conceptual designs for whatever measures prove most feasible. Construction of the selected measures must start by March 2004, and the project must be completed by September 2005.

A feasibility report for the 10 ML per day water treatment plant is due by September 2005. A number of different technologies are being reviewed for the specific water treatment process. Testing will be done to determine the effectiveness of the process and to gain operating cost information. Construction of this plant must also be completed by September 2005.

Capital cost estimates for reducing water ingress into the basin and the water treatment plant are currently only order of magnitude values, i.e. a preliminary estimate as the scope may change and there is no design basis yet. As feasibility and detailed engineering progresses, the accuracy of these estimates will improve substantially. It has been assumed that the system to reduce water ingress will be a passive type of system and will not have an associated operating cost. It has also been assumed that the cost of operating a water treatment plant can be offset by the sale of the high quality water that the plant will produce. Both of these assumptions will be quantified during final feasibility and detailed engineering.

Tailings

Grootvlei Mine currently comprises three tailings dams, Dams 1, 2 and 3. Currently only two of these facilitates the deposition of gold residue from the gold plant namely, Dam 2 and 3. All three gold tailings facilities originally comprised of unlined impoundments, where slimes were deposited using the ring-dyke method, with specific limitations governed mainly by rate of rise.

Dam 1 has no designed underdrains and has been decommissioned in so far as receiving gold tailings, but it is currently being used as a deposition facility for red ferrous oxide slurry from the Grootvlei 3 shaft - HDS plant. The red oxide slurry is deposited into a series of slurry ponds on the top surface of the dam. The slurry ponds are situated in the centre of the uppermost level area of Dam 1.

Dam 2 was used to accommodate all gold tailings arising from the Grootvlei gold plant. This dam also does not have an under-drainage system, so there were concerns about the amount of material being deposited and the rate of rise of the tailings in the facility. To assure that adequate factors of safety for all of the dams were maintained, Dam 3 was re-commissioned. This has resulted in a stable tailings disposal strategy for the next five years. ZAR11 ($1.28) million has been budgeted in 2005 and 2006 to provided for additional tailing dam space. It is envisioned that the dam expansion will be an extension of Dam 2, Dam 3 or both.

The current disposal facilities are operated and managed by Fraser Alexander Tailings, whose principal responsibilities as the operating contractor relate to managing the deposition of red oxide slurry and gold tailings at each facility. In certain instances, where ongoing remedial engineering work, design and construction of extensions and new facilities are required, this is also undertaken at additional cost to Grootvlei mine. A program to upgrade the piezometre along critical sections of the dams has been completed.

The existing tailing pumps and pipeline from the process plant to Dams 2 and 3 are in poor working condition. New tailing pumps and tailing lines have been included in the capital cost estimate for the 2003 process plant modifications that are in progress. As the tailing lines to Dams 2 and 3 a sensitive wetland area , rupture detection will be installed on the new lines to detect any significant leakage the moment is starts.

Economic Analysis

The economic analysis performed by the Company clearly indicate that the Petrex operations must increase throughput to be financially robust. It is critical that the ongoing plant modifications be completed to allow for monthly throughput of 185,000 tpm. Capital improvements aimed at increasing the shaft call factors and plant recoveries are also key. Monthly milling tonnes are budgeted to increase through July 2003, when the Grootvlei Plant upgrades and commissioning are scheduled to be complete. Once these improvements are in place, Petrex will be capable of producing approximately 200,000 ounces of gold per year at a projected operating cash cost of approximately $230 per ounce, based on a 10 to 1 Rand to the U.S. dollar rate of exchange. The Company had hedged its exposure to the Rand by purchasing Rand denominated put options that cover approximately 70% of estimated production to the end of 2008. Put options purchased give Petrex the right to sell gold at 3,000 Rand per ounce, but not the obligation to sell at this price. Therefore, if the Rand strengthens to 8 Rand to the US dollar, Petrex will be able to sell gold in U.S. dollar terms at $375 per ounce. This should allow Petrex to maintain most of its profit margin should the Rand remain strong against the US dollar.

Operating Costs

The majority of the Petrex operating costs are outsourcing costs incurred by the underground and open pit contractors, JIC and Trollope, respectively. Underground mining costs are reimbursed to JIC by Petrex on a ZAR per kilogram of gold, based on 85% of the delivered gold to the Grootvlei Plant. Both the JIC and Trollope contracts are subject to annual escalation. Adjustments to the JIC contract are due in July, and are based on the price of fuel. Annual adjustments are also based on a variety of factors including the cost of explosives and explosive accessories, spare parts, labor and capitalized value of equipment. Adjustment for JIC and Trollope are subject to negotiations with Petrex. Petrex also pays JIC for development work completed on a Rand per metre basis. Petrex is also directly responsible for the costs of compressed air, water and maintenance of surface facilities and the Petrex capital equipment used underground. See “Management of Mining Operations” above for additional details.

Open pit costs are paid to Trollope on a Rand per tonne basis. Rates vary depending on the type of material, depth of the pit and haulage distances. Hourly equipment rates apply to some of the work. See “Management of Mining Operations” above for additional details.

Contractors are also used for a number of other services such as site security, transport of ore from the pits to the Grootvlei Plant, reef picking, hydraulic rock breakers for Gedex pit, tailing ponds, and some maintenance functions.

The majority of Petrex employees work in the Grootvlei Plant, management, engineering, geology and administration. Direct Petrex costs relate to these same areas as well as the operating costs of pumping and treating water at Shaft 3.

Total operating costs for 2003 are budgeted at $250 per ounce of gold and are forecast to decline in 2004 to approximately $240 per ounce of gold based on a 10 to 1 Rand to the U.S. dollar exchange rate. In the first half of 2003, total cash costs are expected to be considerably higher as improvements being made to the mill facilities will have a negative effect on recoveries and throughput. Total cash costs in the first quarter were $393 per ounce of gold (from February 15th to March 31st), mainly due to a much stronger Rand to U.S. dollar rate of exchange (approximately 8 to 1), but were in line with expectations once the strength of the Rand is factored in. Total cash costs for the second quarter were budgeted at $253 per ounce of gold, however based on 7.5 Rand to the U.S. dollar, costs could be as high as $337 per ounce of gold. Should the Rand maintain a 7.5 to 1 exchange ratio to the U.S. dollar, total cash costs would be expected to average $300 per ounce in the second half of 2003. The negative impact of a strong Rand is mitigated to a large extent by the fact that the Company has in place Rand denominated “put options” that cover approximately 85% of the budgeted production for the second half of 2003. The “put options” guarantee Petrex a floor price of 3,000 Rand per gold ounce which equates to $400 per ounce, based on an exchange rate of 7.5 Rand to the dollar. Therefore, although the Company’s cash costs are considerably higher when the Rand is strong, the Company’s gross profit margin on its production is, to a large extent, maintained as gross revenue also increased in U.S. dollar terms.

Capital Costs

Major capital projects in the Company’s current 10 year mine operating plan include the following:

  Water management projects
  Grootvlei Plant upgrades (will be complete by July 2003)
  Underground development and equipment upgrades
  New hostel near Shaft 6 (completed)
  Slimes dam expansion
  Exploration

Basic surface facilities such as offices, shaft equipment including headframes and other support facilities are sufficient to support the project for the next ten years or longer. Capital expenditures budgeted for 2003 total approximately ZAR72.4 ($8.4) million.

Exploration

Previously, mining and exploration targets for the various reefs terminated against a property boundary. The consolidation of the properties under Petrex ownership has enabled the possibility to explore the extension of payshoots over such property boundaries. In addition, the Company considers that exploration potential at the open-pit operations is significant in that considerable near surface strike extent occurs which remains untested. Exploration of the strike extent and assessment of historical mining limits from underground operations has to date been limited and as such, the Company considers this to be an exploration target worthy of further work with immediate effect.

Potential exists to re-assess certain blocks, which have been excluded from the block listing, specifically those currently located in flooded areas. Total material excluded from the resource block listing amounts to approximately 15 million tonnes grading 2.5 to 3.0 g/t of gold. This warrants further investigation which may result in a portion thereof being upgraded to mineral resource status and potentially mineral reserves.

Petrex has six primary surface exploration targets along 11.5 km strike length and these include outcropping and sub-cropping Black Reef, Kimberley, Livingstone and Main Conglomerate units. These have not been validated as part of the current review, but serve to demonstrate the upside potential of the region following an exploration program. Furthermore, the success that was attained at the Marievale Pit implies that those areas with a limited Karoo cover, and gold grades in excess of 5.8 to 6.0 g/t (e.g. Main Reef subcrop on western extremity of Modder East), represent potential targets of interest. These areas however need to be reviewed in the context of the thickness of the Karoo cover, the extent of the mining remnants, pay shoot orientations and infrastructure. Petrex plans to conduct additional work designed to bring these areas into the resource inventory in the near future.

The Company considers, given the flexibility of its operation, that Petrex has an excellent opportunity to capitalize on a successful exploration program that either identifies additional resources, or upgrades the confidence levels of the currently defined inferred resources to indicated resources, particularly in the area of the Van Ryn deposit. Any new discoveries could positively impact the current operating results projected in the current 10 year mine plan.

Refugio Property, Chile

Through a jointly owned operating company, Compania Minera Maricunga (“CMM” or “Maricunga”) Bema owns a 50% interest in the Refugio Mine, an open pit, heap leach gold mine in Chile which was placed on care and maintenance in June 2001 pending higher gold prices. The remaining 50% interest in CMM is owned by Kinross.

The mine facilities were constructed in 1995 and production began in 1996.

Due to the mine’s poor cost performance in 2000, the low prevailing gold price and the requirement for significant additional capital to build leach pads in the second quarter of 2001, Bema and Kinross agreed to cease mining operations effective from June 1, 2001. Since mining operations were suspended, residual leaching has continued during eight months of the year, with the gold recovery plant being closed during the winter months. The remainder of the facilities remain on care and maintenance.

With the recent increase in the gold price, Bema and Kinross are currently reviewing the economic feasibility of recommencing mining at the Refugio Mine. See “Mining and Processing”.

Chile - Economic and Political Climate

Beginning in the late 1980’s with a referendum by the military government of Augusto Pínochet and successive elections in 1989 and 1993, the government completed its transition to a stable civilian democracy. Elections in December 1999 resulted in the current government led by President Ricardo Lagos.

Mining has historically been a significant factor in the Chilean economy. Given the history of mining in the country, Chile has the infrastructure and trained personnel required for modern mining operations.

Inflation rates in Chile for 2000, 2001 and 2002 were 4.3%, 2.6% and 2.8% respectively. The Company understands that the labour situation in Chile is currently relatively stable, with a low incidence of strike action, particularly in the private sector.

There are currently no significant restrictions on the repatriation from Chile of earnings by foreign entities. Foreign entities have the right to repatriate from Chile their earnings after payment of all Chilean tax, including a tax on the amount of earnings distributed to foreign persons by way of a dividend, which, in the case of Bema, results in an effective combined tax rate on such earnings of 35%.

There can be no assurance that the current economic and political stability in Chile will continue throughout the period in which Bema is looking to operate its Refugio Mine and develop the Cerro Casale Deposit or that government regulations will not be changed in a way that will adversely affect Bema’s operations in the country. Based on a foreign investment contract DL600 signed with the Republic of Chile, foreign investors, such as Bema, may elect to be protected against possible future income tax increases exceeding 42%, in that foreign investors may elect on a one-time basis to fix their tax rate at 42% for a 20 year period. As the current effective combined tax rate is 35%, Bema has not made this election.

Acquisition of Refugio Property

Agreement with Compañía Minera Refugio (“CMR”)

In January 1993, Bema exercised its rights under an option agreement and acquired its 50% interest in the Refugio Property from the original owner, CMR and concurrently CMR sold its 50% remaining interest in that portion of the

Refugio Property known as the Maricunga Ground (more specifically described below under “Property Position, Location and Access”) to Amax Gold, now Kinross (the “CMR Transaction”). See “Agreement with Kinross”.

As part of this transaction, Bema became responsible for payment of a net smelter return royalty to CMR on Bema’s share of production from the core area of the Refugio Property, defined below as the Maricunga Ground. This royalty is payable by Bema to CMR on a sliding scale ranging from 2% (if the gold price is less than $340 per ounce) to 5% (if the prevailing gold price is equal to or exceeds $470 per ounce) with the royalty to be paid only until CMR has received the equivalent value of 37,000 troy ounces of gold. To December 31, 2002, Bema had paid approximately $3.1 million ($3 million through 2001) or the equivalent of 10,087 (2001 - 9,697) ounces of gold to CMR under this royalty.

Bema and CMR remain as equal partners on all of the Refugio Property outside of the core Maricunga Ground. This surrounding area is being explored and developed through jointly owned San Damián. In 2001, CMR elected not to continue with its interest in San Damian and Bema is in the process of completing an agreement with San Damian whereby, as per the original joint venture agreement, Bema will acquire CMR’s interest in exchange for a 2.5% net smelter royalty. Said royalty will commence at time of production from San Damian’s property and continue for a 40 year period.

Agreement with Kinross (formerly Amax Gold)

As part of the CMR Transaction, Bema and Kinross entered into agreements to proceed to jointly develop and exploit the defined mineral deposits located on the core Maricunga Ground (defined below). One of these deposits, the Verde Deposit, was exploited as the Refugio Mine.

The operating corporation, Maricunga, which is held equally by Bema and Kinross, has agreements in place with Bema and CMR that allow Maricunga to mine geologically contiguous extensions of ore deposits found on the Maricunga Ground (defined below) that extend onto the surrounding mineral claims and to use the area immediately surrounding the Maricunga Ground for project needs. Surface rights that cover the known mineralization on the Maricunga Ground and are being used for the mine facilities, are owned or controlled by Maricunga under lease or applications to purchase from Chilean governmental entities or agreements with Bema and CMR.

The overall management of Maricunga is vested in the board of directors of Maricunga which consists of four members, two each from Kinross and Bema. The Board Chairman, a Kinross appointee, has the deciding vote on non-strategic decisions, giving Kinross effective day-to-day operating control of the project. However, so long as Bema and Kinross each own 50% of the shares of Maricunga, all strategic decisions of Maricunga, such as significant capital expenditures, annual work programs and budgets effectively require unanimous Board approval at the Maricunga level.

Property Position, Location and Access

The Refugio Property comprises certain core mineral claims and related rights owned by the operating company, Maricunga, as well as certain surrounding mineral claims and related rights owned by San Damian. The Company owns 50% of the shares of each of Maricunga and San Damian but is currently in the process of buying out CMR’s position in San Damian.

The core portion of the Refugio Property owned by Maricunga hosts the Verde and Pancho Deposits and the Guanaco and Cerro Tinto exploration zones (the “Maricunga Ground”), including the Refugio Mine, and is comprised of the following claims, all located in the Maricunga Mining District in north eastern Chile:

(1)	Refugio Claims: 130 mineral claims covering a total area of approximately 1,600 acres; and

(2)	Buffer Zone Claims: An additional 345 mineral claims, covering an area of approximately 4,250 acres.

Maricunga also owns surface rights which overlie these mineral claims and provide the surface areas required for leach pads, waste dumps, camp and other facilities, as well as six government concessions for exploitation of underground water.

The portion of the Refugio Property owned by San Damian comprises 53 constituted mineral claims covering a total area of approximately 9,991 hectares surrounding the Maricunga Ground.

The geographic location of the property is at an altitude of 13,100 to 14,800 feet (4,000 to 4,500 metres) above sea level within the Atacama Desert in the Andes Mountains, some 800 kilometres north of the capital city of Santiago. The Refugio Property is accessed by a 3.5 hour drive on a good gravel road from the regional centre of Copiapo. Copiapo is a community of approximately 150,000 persons and is capable of providing the mining-oriented infrastructure required to provision and sustain mining operations.

The local topography is one of rounded, flat-topped hills. The climate at the Refugio Property is generally sunny with summer (November to late May) temperatures up to 20ºC during the day and below 0ºC at night and a winter temperature range of 0º to 5ºC during the day and down to –30ºC at night. Prior to 1997 Refugio had been operated through the Chilean winter without interruption. In 1997, however, the area faced the most intense series of winter storms in recent history, which storms caused interruptions in mining operations in June and July of that year.

During 1998 Bema completed the construction of a new access road and rebuilt certain camp facilities to make them better able to withstand extreme weather conditions.

Access to water is important for the heap leaching extraction process which Bema is using at the Refugio Mine. Although precipitation is limited in the area, subsurface water is available on and near the property. Three production water wells have been drilled on government water concessions held by Maricunga some 26 kilometres northeast of the Refugio Mine. Pump tests and sustained production from these wells indicate sufficient capacity to support mining and leaching operations at the Refugio Mine for the foreseeable future.

Maricunga generates electrical power for the Refugio Mine on-site with diesel generators.

Plant and Equipment - Mine Site

The surface plant and equipment for the Refugio Mine includes a primary crusher, overland conveyor, coarse-ore stockpile, fine crushing plant, truck loadout facility, leach pads, process ponds, adsorption, desorption and refining plant (“ADR”), power plant, maintenance shop and office complex. Additionally, a 458-man capacity camp, access road and 26 kilometre water pipeline have been constructed. There are no underground mining operations, plant or equipment associated with the Refugio Mine.

Geology and Mineralization

The Refugio Property area is underlain by Upper Oligocene to Lower Miocene sediments and volcanics which have been intruded by numerous dacitic hypabyssal intrusives and breccias. Mineralized gold-copper stockworks occur in certain of these intrusives.

Exploration on the Refugio Property by Bema has outlined two main areas of mineralization, the Verde Deposit mined as the Refugio Mine, and the Pancho gold-copper deposit. Both deposits are large, disseminated, gold-copper and quartz-magnetite stockwork systems related to porphyritic, hypabyssal, dacitic intrusive bodies.

Mineralized stockwork fracturing along a north 40º west trend at the Pancho and Verde zones is thought to be related to tensional fractures associated with the north-south regional faults. The north 40º west mineralizing trend is common in other deposits in the Maricunga District which are currently under development.

Common to both deposits is gold and copper mineralization in association with areas of extensive silicification, quartz-magnetite disseminations, quartz-magnetite stockwork, sheeted quartz-magnetite veins, supergene argillic alteration and hypogene quartz-sericite alteration.

Verde Deposit - Ore Reserves and Resources

The ore reserves for the Verde Deposit were updated by the technical staff of Kinross as at December 31, 2001. The reserves were generated using a price of $300 per ounce for gold.

Verde Deposit Proven and Probable Ore Reserves(1)

Gold Price	Tonnes	Average Gold	Contained Gold(1)(2)
(per ounce)	(000’s)	Grade (g/t)	(000’s of ounces)

$300	47,109	0.93	1,412

(1)	Bema has a 50% interest in these reserves.
(2)	Subject to mining dilution and recovery losses.

Resources for Verde were calculated by Kinross in February 2002. The resource was calculated within a $400/ounce ultimate pit shell.

Verde Deposit Resources –
Resource Class	Tonnes (000’s)	Average Gold Grade (g/t)	Contained Gold(1)(2) (000’s of ounces)
Measured	6,671	0.76	163
Indicated	34,715	0.74	831
Inferred with current pit	4,240	0.95	130
Inferred with $400/ounce pit	35,810	0.81	930
(1)	Bema has a 50% interest in these resources.
(2)	Subject to mine planning, recoveries and infill drilling to be converted to reserves.

Kinross and Bema are currently carrying out a 56,000 metre diamond drill and reverse circulation drill program on the Verde and Pancho deposits to convert resources to reserves and to expand the current resource base with a view to extending mine life and enhancing project economics. A new reserve and resource calculation will be completed later this year.

Mining and Processing

Mining of ore at the Refugio Mine began December 1995, with ore processing commencing in January 1996, and the first gold pour achieved on April 13, 1996. The mine officially commenced commercial production on October 1, 1996.

Ore at the Refugio Mine is low-grade and is processed with a three stage crushing and cyanide heap leach operation originally designed to process 30,000 tonnes of ore per day or 10.6 million tonnes per year. Carbon absorption, stripping and electrowinning are used to recover gold from the pregnant leach solution and the resulting concentrate is smelted on-site to dore bars of approximately 70% gold and 25% silver for shipment.

The following table summarizes operations at the Refugio Mine from 1996 through 2002.

Summary of Refugio History

	Gold Production(1)	Tonnes Processed	Operating Cash Cost	Comments
	(100% basis)	(average daily rate)	($/ounce Au)
1996	61,222 (Oct 1, 1996 onwards)	25,300	$233	Crusher failures due to plant design defects and incorrect equipment selection by the construction contractor.
1997	147,086	18,169	311	Severe winter storms; Major equipment failures
1998	161,046	23,077	305	$9.6 million in process & other capital improvements
1999	179,466	24,483	263	Additional process improvements; Silo & generator
2000	169,832	28,857	286	Temporary shutdown in November by Kinross with restart in mid December.
2001	133,947	30,754	228	Five months operating period exceeded all production and cost goals; Care & maintenance from June 1 due to low gold prices and additional required capital costs.
2002	16,950	Na	151	Residual leaching through May only; An additional 9,021 ounces of gold were recovered during the fourth quarter, but were not considered production as applied to operating costs for accounting purposes.

(1) Bema’s share is 50%.

The Refugio Mine operations commenced residual leaching as mining and crushing activities were placed on care and maintenance effective June 1, 2001 due to low gold prices and required capital expenditures. The transformation from mining to a residual leaching operation has proceeded as planned and on budget. Residual leaching has exceeded all budget projections, and has continued through the first quarter of 2003. It is planned to shut down the gold recovery plant at the end of May and restart it again in October, the end of the Chilean winter.

Official production from residual leaching concluded at the end of May 2002. The additional recovery of gold during the fourth quarter of 2002 and continuing into 2003 is being considered, for accounting purposes, as a credit against the care and maintenance costs, recorded in the Statement of Operations of the Company’s consolidated financial statements. It is forecast that gold recovery from residual leaching will continue to have an incremental benefit and will reduce the care and maintenance costs of the property through May 2003 and again during the fourth quarter of 2003 and on into 2004.

With the recent increase in the gold price, Bema and Kinross are currently reviewing the economic feasibility of recommencing mining at the Refugio Mine. As part of this review a $4.5 million program (Bema’s share is 50%) consisting of exploration drilling, development drilling and metallurgical testing has been approved by Bema and Kinross and is in progress. The goal of this program is to increase the mineable reserves which will increase the mine life, and therefore improve project economics. Drilling and metallurgical test work began during the fourth quarter of 2002 and is currently ongoing. The results of the program will be available by the third quarter of 2003. This data, combined with a new ore reserve estimate, engineering trade-off studies, operating cost reviews and capital cost estimates will be combined into a feasibility study for the recommencement of mining that will be completed by October, 2003.

Future production is dependent on the results of the feasibility report described above.

Arbitration

In an attempt to resolve outstanding financial claims against the Refugio Mine construction contractor for numerous design and construction failures, on April 12, 1999, CMM initiated formal arbitration proceedings in Chile. On May 15, 2002, the arbitrator ruled that the contractor was “grossly negligent” in certain aspects of the construction of the mine facilities and on September 17, 2002, CMM received full payment of the arbitration award for approximately $24 million. After deducting costs and legal fees, Bema’s portion of the arbitration award was approximately $10 million.

Exploration by Bema at the Refugio Property

Pancho Deposit

The Pancho gold-copper deposit is located approximately one mile to the northwest of the Verde Deposit. Work done by a previous owner, outlined a zone of gold-copper mineralization characterized by a quartz-magnetite stockwork. In December 1990 Bema completed a 5,575 metre drilling program on the Pancho Deposit, and on an adjacent area known as the Guanaco zone, in 28 widely spaced reverse circulation drill holes. In 1997 Maricunga completed an additional 15 reverse circulation drill holes totalling 4,300 metres on the Pancho Deposit.

Kinross internally calculated an inferred resource for the Pancho Deposit in January 2001. This was reconfirmed in February 2002. The Kinross model used tight constraints on the estimation parameters and therefore leaves part of the mineralized area unmodelled. In addition the Kinross model constrains the resource within a $400 pit shell that assumes 69.7% recovery and removes all ore blocks that contain greater than 1500 ppm copper, regardless of whether it is cyanide soluble or not.

In October 2002, CMM, under the management of Kinross, commenced a 56,000 metre reverse circulation diamond drill program to increase the existing resources at Pancho and Verde and to convert existing inferred resources to measured and indicated resources. A metallurgical program will be done in conjunction with the drilling and a new resource calculation will be completed later this year. See also “Mining and Processing” above.

(2)      Development Projects

Aldebaran Property, Chile

The Aldebaran Property is owned by Compañía Minera Casale (“CMC”), a Chilean contractual mining company. CMC is indirectly owned 24% by Bema, 25% by Arizona Star and 51% by Placer Dome, subject to the shareholders’ agreement with Placer Dome described below. The Aldebaran Property is being managed by Placer Dome as operator, however, Bema and Arizona Star have representation on the board of directors of the operating company, CMC, and on management and technical committees.

Acquisition of Aldebaran Property

Bema originally acquired a 49% interest in the principal portion of the Aldebaran Property from Minera Anglo American Chile Limitada (“MAAC”) for total consideration of $4,000,000 and a sliding scale net smelter return royalty payable on Bema’s share of production, which royalty obligation commences at a level of 1% at $425 per ounce gold, and increases if gold prices go higher, subject to a maximum amount payable of $3,000,000.

Arizona Star originally earned a 51% interest in the principal portion of the Aldebaran Property in September 1994, by incurring an aggregate of $4,000,000 in exploration expenditures and paying $2,000,000 to MAAC. Bema owns approximately 5% of the shares of Arizona Star and manages its affairs.

On a portion of the Aldebaran Property that was separately, and subsequently, acquired by Arizona Star from MAAC, known as the Yeguas Heladas claims, Bema also acquired a 49% interest by reimbursing Arizona Star for $150,000 of acquisition costs and subsequently paying 49% of the remaining $2,500,000 of acquisition costs to MAAC.

Pursuant to a shareholders’ agreement dated January 28, 1998 (the “1998 Shareholders Agreement”), Bema and Arizona Star proportionately granted Placer Dome a 51% interest in the Aldebaran Property. In consideration, Placer Dome paid Bema and Arizona Star US$10 million cash (US$4.9 million to Bema and US$5.1 million to Arizona Star) and subscribed by way of private placement for an additional US$10 million of shares of Bema and Arizona Star (including 907,807 Bema Common Shares for proceeds of US$4.9 million). Under the terms of the 1998 Shareholders’ Agreement, Placer Dome was required to complete a final feasibility study on the Cerro Casale gold-copper deposit by February 2000 and expend additional funds in the same two year period on other exploration targets on the Aldebaran Property. In January 2000, PDTS completed the required final feasibility study (see “Feasibility Study”) and other required exploration work. Pursuant to the terms of the 1998 Shareholders’ Agreement, Placer Dome, having completed the final feasibility study within the required 24 month period, can maintain its 51% interest in the Aldebaran Property by electing to proceed with development of the mine and then arranging up to US$1.3 billion of project construction financing and commencing construction of the mine. Project financing would include a US$200 million equity contribution to be made by Placer Dome on behalf of all the shareholders.

If Placer Dome elects not to make a positive production decision or fails to meet these requirements, Placer Dome’s interest will revert proportionately to Bema (49%) and Arizona Star (51%).

Property Position, Location and Access

The Aldebaran Property is located at the southern end of the Maricunga Mining District of Chile, approximately 145 kilometres southeast of the city of Copiapo and approximately 30 kilometres south of Bema’s Refugio Mine.

The Aldebaran Property, which includes the Cerro Casale deposit, is comprised of the Horus 1-280, Olimpo 1-293, Marte 1-300, Cachito 1-1,298 and Nevado 1-840 mineral claims and several smaller claims totalling approximately 15,000 hectares.

Access to the Aldebaran Property from Copiapo is via 179 kilometres of road, of which 25 kilometres are paved. This new road, passing close to La Guardia and following the Rio Turbio eliminates the need to cross any high mountain passes. The maximum elevation of the new road is its termination at the minesite. Maintenance of the lower section of this road is shared with Maricunga, operating company for the Refugio Mine.

Exploration History

The Aldebaran Property was held by MAAC from 1983 to 1991. MAAC’s work over a number of field seasons identified several target areas on the property but the Cerro Casale Deposit was the most obvious bulk mineable gold target on the Aldebaran Property and consequently received the most attention. MAAC’s work on Cerro Casale outlined a northwest-southeast oriented zone of strong quartz stockwork development containing significant gold values together with widespread hydrothermal alteration.

Arizona Star started exploration work in March 1991 and aggregate exploration and development expenditures on the Aldebaran Property, excluding acquisition costs, were approximately $40.6 million to December 31, 1997 of which Bema funded $16.7 million. Exploration to date has focused primarily on the Cerro Casale deposit and a feasibility study on the initially outlined near surface gold oxide deposit was partially completed in November 1996, however, finalization of this feasibility study was suspended because of the discovery of a large gold-copper porphyry system below the near surface oxide deposit.

In March 1996, deep drilling in reverse circulation hole 176 intersected a breccia zone which contained 42 metres of 17.7 g/t gold and 1.5% copper. As a result of this hole and several other deep reverse circulation drill holes that bottomed in gold copper sulphide mineralization, Bema and Arizona Star decided to halt work on the near surface oxide deposit and to commence a deep diamond drill program. The first two holes of this extended program intersected significant gold-copper mineralization in a breccia and the surrounding host porphyry mineralization.

Further deep drilling has since outlined a large gold-copper porphyry deposit at Cerro Casale, which contains a substantial tonnage of sulphide mineralization. The Cerro Casale Deposit is a gold-copper porphyry sulphide deposit. Gold-copper mineralization is contained within a strong stockwork system hosted by potassicly altered intrusive rocks. The copper has been leached out of the oxide part of the deposit with some copper being reprecipitated at the oxide-sulphide boundary to form a poorly developed enriched blanket. An independent prefeasibility study completed in October 1997 recommended proceeding with a final feasibility study. Placer Dome’s affiliate, PDTS produced a final feasibility study on Cerro Casale in January 2000 and completed exploration work on other areas of the Aldebaran Property. The feasibility study is summarized below.

Feasibility Study

In January 2000 PDTS completed, on behalf of CMC, the final feasibility study on the Cerro Casale Deposit. The study was undertaken to investigate the technical, environmental and economic aspects of the Cerro Casale Project. A project base case (“base case”) was selected and sensitivities were evaluated with variations in capital costs, operating costs and metal prices. The final feasibility study confirms that the Cerro Casale Deposit is technically feasible as a large scale gold copper mine assuming certain parameters including life-of-mine prices of $350 per ounce for gold and $0.95 per pound for copper.

The final feasibility study contemplates a large scale open-pit gold copper mine, with estimated mineable proven and probable reserves containing 23 million ounces of gold and six billion pounds of copper from 1.035 billion tonnes of ore grading 0.69 g/t gold and 0.26% copper using a gold price of $350 per troy ounce and a copper price of $0.95 per pound. The study concludes that the optimal processing rate would range from 150,000 to 170,000 tonnes per day for a projected average production of 975,000 ounces of gold and 287 million pounds of copper annually over an 18 year mine life. Cash operating costs, net of copper and silver credits are projected at $98 per ounce of gold, while total costs per ounce of gold, including operating costs and initial and ongoing capital costs, are estimated to average $203 per ounce of gold, net of copper and silver credits. Initial capital costs, before financing costs, are estimated at $1.43 billion.

Mineable Reserve

The following disclosure of mineral resources and reserves, while extracted from the final feasibility study prepared by PDTS, has been prepared by Bema with reference to National Instrument 43-101. Tom Garagan, Vice President, Exploration, of Bema is the Qualified Person within the meaning of the instrument who has supervised the preparation of such disclosure. The final feasibility study was prepared by PDTS prior to National Instrument 43-101 becoming effective and does not calculate on a separate basis measured and indicated resources or proven and probable reserves.

The Cerro Casale proven and probable reserves, as summarized below, were calculated from a mineral resource which, at a 0.4 g/t gold cutoff, hosts a measured and indicated resource of 1.114 billion tonnes at an average grade of 0.71 g/t gold and 0.27% copper containing 25.4 million ounces of gold and 6.4 billion pounds of copper. The resource model contains an additional inferred resource, which at 0.4 g/t gold cutoff hosts 171 million tonnes at an average grade of 0.62 g/t gold and 0.12% copper containing 3.4 million ounces of gold and 0.45 billion pounds of copper.

                          (1)  Subject to mining dilution and recovery losses.

Estimated metal recoveries and projected production levels are summarized as follows:

                                (1) 89.9% for sulphide material which comprises approximately 90% of the reserve on a tonnage basis.

Feasibility Study Conclusions

The following is a summary of the conclusions of the final feasibility study with respect to the economics of the Cerro Casale Project:

                         (1) Chilean first category tax rate of 15%

The study concludes that the project is very sensitive to metal price variations and less sensitive to variations in operating and capital costs. Using a gold price of $325 per ounce and a copper price of $0.95 per pound, the net operating cash cost per ounce and the net total cost per ounce of gold remain the same, while the pre-tax internal rate of return is reduced to 10% and the 5% discounted net present value (“NPV”) would be $676 million. Using these same prices the 5% discounted after tax NPV is $531 million and the internal rate of return would be 9.2%.

The conclusions reached in the final feasibility study are estimates and projections only and are based upon numerous assumptions, many of which may prove to be materially different than the actual circumstances which will exist during construction and operation of the mine. There can be no assurance that the estimates, projections and assumptions will be borne out in actual operations. The current prices for gold and copper are lower than those used for the base case in the final feasibility study.

Even though gold and copper prices were weak during 2001, Placer Dome continued to advance the project by expending over $5 million on environmental permitting and securing water rights sufficient to build and operate a mine as envisioned by the final feasibility study. During March 2001, the completed Environmental Impact Study was submitted to the Chilean regulatory authorities. Formal approval of the Environmental Impact Study was received in February 2002. With the environmental permitting and water rights in hand, the Cerro Casale project is substantially ready to proceed if metal prices improve sufficiently to support project financing.

During 2002, Placer Dome continued to manage the property position, advance other permitting issues, and secure additional minor water rights. Placer Dome’s expenditures on Cerro Casale in 2002 totalled approximately $1.2 million for care and maintenance issues, and a payment of approximately $0.4 million for additional water rights.

With the recent improvement in metal prices, Bema and Placer Dome are currently planning to explore opportunities to move the project forward and to investigate financing for the project. If a decision is made to proceed with the project, construction will only commence upon Placer Dome arranging the required financing.

Aldebaran Exploration Areas

There are also several other mineralized porphyries on the property. The most significant of these are the Cerro Roman and the Eva porphyries, located up to 8 kilometres from Cerro Casale.

Prior to completing the 1998 Shareholders’ Agreement with Placer Dome, Bema had completed 41 reverse circulation drill holes for 7,230 metres at Cerro Roman, located 8 kilometres north of the Cerro Casale deposit.

Placer Dome completed 18 holes totalling 7,200 metres on the Cerro Roman deposit in 1998. The drilling has defined the zone along strike, however it remains open at depth. No drilling has been done on the deposit since 1998.

The following disclosure of mineral resources has been prepared by Bema with reference to National Instrument 43-101. Tom Garagan, Vice President, Exploration of Bema is the Qualified Person within the meaning of the instrument who has supervised the preparation of such disclosure.

The Cerro Roman mineral resource estimate is as follows:

The Eva porphyry is located on the original Aldebaran Property, approximately four kilometres northwest of the Cerro Casale Deposit. Prior to completing the 1998 Shareholders’ Agreement with Placer Dome, Bema had drilled 28 reverse circulation drill holes totalling 3,490 metres.

Placer Dome drilled seven holes totalling 2,400 metres at Eva Norte in 1998 and an additional seven holes totalling 3,520 metres were drilled at Eva Norte and Eva Sur in 1999. The zones remain open at depth and to the east. Eva Sur is also open to the west. No work was done on these zones in 2002.

The following disclosure of mineral resources has been prepared by Bema with reference to National Instrument 43-101. Tom Garagan, Vice President, Exploration, of Bema is the Qualified Person within the meaning of the instrument who has supervised the preparation of such disclosure.

The resource estimate at Eva Norte and Eva Sur is as follows:

These exploration areas have not yet been shown to contain an economic ore deposit.

Yarnell Property, Arizona

The Yarnell Property is located in the Weaver Mountains, Yavapai County, Arizona, USA, approximately 26 miles north of the town of Wickenburg and approximately 35 miles south of the town of Prescott. The property is situated one mile south of the small town of Yarnell and some 70 miles by road from Phoenix. Average elevation of the planned mining and processing facilities is 4,800 feet above mean sea level. The property is indirectly owned 100% by Bema.

The property consists of five patented claims, 59 unpatented claims, two Arizona State prospecting permits and a single Arizona State mineral lease covering in total approximately 1,300 acres. Bema holds the property subject to royalties ranging from 0.5% to 5% of net smelter returns, with advance royalties. The only other commitments on the property are work commitments and/or payments to the federal government on the unpatented mining claims and work commitments and payments to the Arizona State Land Department on the Arizona State prospecting permits and mineral lease.

Expenditures incurred on the property by Bema were $10.7 million to the end of 2002.

The Yarnell Deposit is a structurally controlled orebody hosted in a Precambrian grandodiorite known locally as the Yarnell Granite. Mineralization is controlled by the Yarnell Fault which strikes between 30º to 50º northeast and dips to the northwest at 30º to 50º. The fault can be traced on the property for more than 3,000 feet and varies from one to more than three metres in thickness.

Estimated reserves at the Yarnell Property are based upon 123 reverse-circulation drill holes and four twin diamond drill holes. More than 30,000 feet of total drilling has been completed.

Bema completed an in-house, updated feasibility study in March 1998. The updated feasibility study incorporates modifications arising from events subsequent to Bema’s previous 1992 preliminary study, as follows:

(1)
Bema conducted a 27-hole exploration drilling program in April 1996 to test the southwest extension of the Yarnell structure and to increase the confidence level of the resource both down dip and near surface;

(2)	Bema updated the geological interpretation and modeling to incorporate the 1996 drilling data;

(3)	A geological resource for the project was calculated in 1996;

(4)	Bema performed additional metallurgical testing and detailed engineering and optimization studies during preparation of the environmental studies and the procurement of regulatory permits; and

(5)	In November 1997 Bema revised the cost estimates to reflect current pricing for both capital and operating costs.

The estimated mineable reserve/inferred resource listed below was calculated in Bema’s 1998 in-house feasibility study. Tom Garagan, Vice President, Exploration, of Bema is the Qualified Person, within the meaning of the instrument, who has supervised the preparation of such disclosure.

(1)	Subject to mining dilution and recovery losses.
(2)	Assumes a gold price of $375 per ounce
(3)	Remains subject to being upgraded to a reserve.

The feasibility study was prepared prior to the promulgation of National Instrument 43-101, and as a result, the historical resource and reserve estimates set out above do not necessarily comply with the requirements of National Instrument 43-101. In particular, the feasibility study does not separately report proven and probable reserves.

Final metallurgical testwork indicates that the Yarnell deposit is amenable to heap leaching. The testwork indicates gold recoveries of 76% in 100 days of heap leaching when the ore is crushed to 80% minus 5/8 inches. Cyanide and lime consumption are moderate, and agglomeration is not required at this crush size.

The planned production schedule calls for mining and processing 1.2 million tons of ore per year. Annual gold production is projected to average 33,000 ounces over a six year mine life at an average operating cash cost of $180 per ounce. Capital costs to place the Yarnell Deposit into production are estimated at US $5.3 million, excluding mobile equipment, which will be leased.

With the weak gold price during the past several years, Bema has placed the project on a care and maintenance status, and has not aggressively pursued additional required permits. The U.S. Department of Interior - Bureau of Land Management (“BLM”) in cooperation with the Environmental Protection Agency (“EPA”) published the draft Environmental Impact Statement (“EIS”) in June 1998, and conducted public hearings in July 1998. The BLM has recently notified Bema that the permit application is no longer considered active, and has been dropped. Additionally, the Arizona Department of Environmental Quality (“ADEQ”) issued the draft Air Quality Permit in January 1998 and approved the Aquifer Protection Permit in June 1998. The Air Quality Permit has since been approved, but was not formally issued. Bema has recently withdrawn the permit application at the request of the ADEQ. The same application and technical data can be used to reapply for this permit in the future. The Aquifer Protection Permit has completed the appeal process and has been obtained for the Yarnell Property.

(3)      Exploration Projects

Kupol Gold and Silver Project, Russia

Acquisition

On December 18, 2002, the Company announced that it had completed the terms of a definitive agreement with the Government of Chukotka, an autonomous Okrug (region) in northeast Russia, to acquire up to a 75% interest in the Kupol gold and silver project. The Company can acquire a 75% interest on the following basis: (i) an initial 20% interest by paying $8 million cash (paid in December, 2002) and expending a minimum of $5 million on exploration on the Kupol property by December, 2003; (ii) a further 10% interest by paying $12.5 million in cash within twelve months of the initial payment; (iii) an additional 10% interest by paying $10 million in cash within 24 months of the initial payment and expending an additional $5 million on exploration by December, 2004; and (iv) the final 35% interest by completing a bankable feasibility study and by paying $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the feasibility study (within 90 days of the completion of the feasibility study). Upon commencement of mine construction, the Company will pay a further $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study.

The Company has also entered into a finder’s fee agreement with an arm’s length third party pursuant to which it will pay a finder’s fee in the aggregate amount of up to $1.35 million, in cash or shares at the Company’s election.

Property, Location and Access

The Kupol project hosts a large epithermal gold and silver vein system, located within the Cretaceous Okhotski-Chukotski volcanic belt approximately 940 kilometres northeast of Bema’s Julietta Mine and 200 kilometres east of the City of Bilibino in northeastern Russia. Access to the property is via dirt road and all terrain track in the summer and winter road for the remainder of the year or by helicopter from Bilibino.

The property comprises a 7.8 square kilometre license for subsoil use for geological study and production of gold and silver. This license was issued by the Ministry of Natural Resource of the Russian Federation.

Mineralization and Exploration

The mineralization at Kupol was discovered by regional geochemistry in 1995. The first detailed exploration program was carried out in 1997. Physical exploration has consisted of the drilling of 22 holes totalling 2,500 metres and the digging of at least 35 trenches across the zone. Surface exploration has consisted of geological mapping, soil geochemistry, geophysics and topographical surveying.

Gold mineralization consists of low sulphidation epithermal veins similar to the Company’s Julietta Mine property. The veins are hosted within a north-south fault zone in Cretaceous andesite flows and tuffs and diorite porphyry. Gold bearing banded chalcedonic quartz veins and breccias are associated with silicification, argillization and rhyolite dykes for 3.1 kilometres along strike. The zone is up to 35 metres wide and has been drilled to a maximum vertical depth of approximately 150 metres (average 50-100 metres). The zone dips approximately 75º east. Significant gold mineralization occurs in plunging lenses up to 500 metres long and up to 14 metres wide. Two parallel lenses 5-10 metres apart are located in the central area. The lenses consist of banded chalcedony, quartz and carbonate veins with minor arsenopyrite, pyrite, magnetite, argentite and free gold.

The vein system has been defined by a Russian operator using geological mapping, diamond drilling, trenching, geochemistry and geophysics over four kilometres of strike length and remains open along strike and at depth. Approximately 35 trenches have been completed over three kilometres of strike length with several high grade intercepts occurring along an 1800 metre section including, 183.4 g/t gold and 2557.5 g/t silver over 11.8 metres in trench K-16 and 154.8 g/t gold and 548.8 g/t silver over 9 metres in trench K-34 (all values are uncut). Results have also been received from 24 diamond drill holes (approximately 2500 metres) that have been drilled along 400 metres of strike length within the zone to a maximum depth of 140 metres. Several holes returned high grade gold and silver intercepts including drill hole C-5 which reported 51.6 g/t silver over 41.3 metres (true width approximately 14 metres – all values are uncut).

Twenty-four holes totalling 2500 metres were drilled in the central area by the previous operator. Holes were drilled on approximately 50 metre centres over 400 metres of strike length. Ditches and trenches were dug every 50 to 150 metres and one trench was dug along 350 metres of strike length. Significant results are listed below:

Trench #	From (m)	To (m)	Width (m)	Gold g/t	Silver g/t
K-04*	60	70	10	58.4	530.0
K-13	21.8	24.6	2.8	70.1	176.2
K-12	5.2	16.6	11.4	13.0	147.5
K-29*	37	44	7.0	23.5	160.7
K-26*	27	30.9	3.9	28.0	102.4
K-10*	57.2	61	3.8	20.3	124.7
K-10*	76.5	84.0	7.5	11.3	111.7
K-03	32.4	35.6	3.2	129.2	517.2
K-01	38.8	50.8	12	30.7	329
PL-49S*			4.0	56.04	259.9
K-16	25.5	37.3	11.8	183.4	2557
K-33*	10.8	14.0	3.2	23.4	114.6
K-17	66.5	73.8	7.3	37.2	343.4
K-34*	17.0	26.0	9.0	154.8	548.8
K-18	106.6	109.9	3.3	16.2	103.0
K-19	35.2	44.1	8.9	16.8	113.8
K-20	77.3	83.5	6.2	18.2	147.0

* Sampled and assayed by Bema - supervised by Tom Garage, Vice President of Exploration and the Qualified Person for Bema.

Drill Hole	From (m)	To (m)	Interval (m)	Gold g/t	Silver g/t	Approximate true width
C-14	30.8	37.1	6.3	32.2	206.7	4.1
C-07	47.2	64.4	17.2	13.2	125.8	7.3
C-02	77.5	84.1	6.6	85.3	704.4	3.8
C-02	95.1	97.8	2.7	31.3	143.6	1.9
C-05	153.7	195.0	41.3	51.6	530.9	14.1
C-33	67.1	68.2	1.1	33.0	52.0	1.0
C-34	147.8	177.0	29.2	16.0	340.1	12.4
C-20	68.5	83.6	15.1	16.5	112.6	14.0

Ditch K-4, located 680 metres north of the main area contains 58 g/t gold and 530 g/t silver over 10metres. No drilling has been done in this area nor between the two areas. Grab samples from incomplete (probably have not reached bedrock through permafrost) ditches located 400 and 500 metres south of the main area contain samples up to 47.2 g/t gold and 50.8 g/t gold respectively. Gold mineralization has been discovered over 1.6 kilometres of strike length and remains open to the north and south and to depth.

The Russians calculated “C-1 and C-2 reserves” under Russian standards for the drilled area as 519,700 tonnes containing 34.4 g/t gold and 278.3 g/t silver for a total of 575,000 ounces of gold and 4.7 million ounces of silver. Bema considers that these would be inferred resources by National Instrument 43-101 standards, but has not verified the calculation at this time.

A 145-kilogram sample was collected from the trenches for metallurgical work. A series of grinding, gravity, flotation and cyanidation tests were completed. Results from work on the small sample have been reported. Recoveries are 97.4% for gold and 90.7% for silver using gravity plus cyanidation. No details of crush size or reagents was given.

Bema plans to conduct an aggressive exploration program at Kupol. Drilling is scheduled to commence during May 2003 using two Russian drill rigs and two Canadian drill rigs. Bema plans to spend approximately $8 million on exploration in 2003, which includes 26,200 metres of drilling and extensive trenching.

Monument Bay, Manitoba

Property

The Monument Bay property, Manitoba, is comprised of 35 claims totalling 66.9 square kilometres (6692 hectares). The claim names are MAK 1-8, Monu 5-6 and Twin 01-11, Twin 16-19, Twin 22-28, Twin 34-36. The property is approximately 25 kilometres long by 2 to 4 kilometres wide and hosts high-grade gold mineralization within the Stull Lake greenstone belt, similar to the Red Lake district in northern Ontario.

Location

The property, approximately 25 kilometres long by 2 to 4 kilometres wide, is located in northeastern Manitoba, on the border with Ontario, approximately 350 kilometres north of Red Lake, Ontario and 570 kilometres northeast of Winnipeg, Manitoba. The closest community to Monument Bay is Red Sucker Lake, Manitoba, 60 kilometres southwest of the property.

Acquisition

On March 27, 2002, Bema signed a definitive option agreement to acquire up to a 70% interest in the Monument Bay property from Wolfden Resources Inc. (“Wolfden”), a TSX Venture Exchange listed company. Bema can earn its 70% interest in two stages. An initial 51% interest can be earned by Bema spending Cdn$3 million on exploration by December 31, 2005 and by making annual payments of Cdn$50,000, at the option of Bema in cash or by the issuance of Bema Common Shares. The remaining 19% interest may be earned upon Bema spending an additional Cdn$3 million on exploration and making payments totalling Cdn$150,000, at the option of Bema in cash or by the issuance of Bema Common Shares. An initial payment of Cdn$25,000 to Wolfden, together with the issuance of 150,000 Bema Common Shares, was made upon signing of a formal option agreement, completed as of March 27, 2002. Bema has fulfilled its obligations under the option agreement to earn a 51% in the property and has notified Wolfden that it is exercising its option to spend an additional Cdn$3 million to earn an additional 19% interest in the property.

Access

Access to the property is by float or ski-equipped aircraft from Red Sucker Lake, or Pickle Lake, Ontario. Bulk haulage such as fuel, propane, core boxes, etc. is considerably cheaper when shipped to Red Sucker Lake and consequently flown into the property. Access to Red Sucker Lake is via a winter road during the winter and all year with three flights per day from Winnipeg.

Physiography

The claim block is overlain by 1 m – 30 m of thick glacial till and outwash sand. Relief is low and outcrop is extremely scarce. Typical northern Canadian spruce forest covers the entire property with thick moss cover, swampy low ground and thick forest patches. A major regional forest fire burned parts of the property in 1990.

Regional Geology

The area forms part of the Gods Lake Domain or Sub-Province of the Archean superior province and, within this, the general area of the property is an extension of the Sachigo Lake sub-province in northwest Ontario. This elongated greenstone belt extends eastwards from Bear Lake through Gods Lake, Stull Lake to as far east as Big Trout Lake in Ontario and has a broadly west-northwest trend with local variations.

Gold mineralization occurs within the Twin Lakes Deformation, a 26 kilometre long east-west shear zone that extends through the east central part of the greenstone belt.

Exploration History and Mineralization

Geological work in the region dates back to the first government mapping survey conducted by D.L. Downie in 1936. Work on the nearby Little Stull Lake property commenced at this time as well, with 18 drill holes exploring gold in quartz veinings carried out by the Ken Bay Syndicate. Between 1959 and 1961, Phelps Dodge conducted airborne surveys on a permit covering the entire greenstone belt, with 8 drill holes recorded in the Little Stull Lake area. Also in 1961, Rio Tinto tested the Ellard Prospect on Stull Lake with 11 drill holes.

Work on the Twin Lakes/Monument Bay property began from 1969 to 1974, with Amax conducting airborne electro-magnetic and magnetometer surveys, staking resultant anomalies and drill testing eight targets. Umex continued this work until 1975, probably with Amex as partner, testing 11 more conductors on the property area and an unknown number in Stull Lake.

In 1989 Noranda staked the property after prospectors discovered altered, gold bearing, boulders on an island in Twin Lakes. From 1989 to 1991, Noranda drilled 68 holes which outlined two areas of gold mineralization known as the Twin Lakes Deposit and the Seeber River Deposit. This drilling reportedly defined a deposit which Noranda has calculated to contain a reported resource of approximately 600,000 ounces of gold over a strike length of 2.0 kilometres. High grade intersections have been obtained over another 1.0 kilometres along strike from this resource and the deposit remains open along strike and at depth.

A Zone: is previously reported by Noranda to contain a resource of 2.4 million tonnes grading 2.74 g/t gold with widths of 0.7 to 28.0 metres. A smaller, higher-grade deposit may be outlined within this zone as demonstrated by the Wolfden drill program in early 2000. This higher-grade zone has a true width of approximately 1.5 metres, is open along strike to the west and at depth, and has an indicated strike length of more than 600 metres and a grade to 7-8 g/t gold.

B Zone: is located parallel to the A-Zone and is previously reported to contain a resource of 472,000 tonnes grading 15.77 g/t gold with widths of 1.4 to 3.4 metres. The B Zone is open along strike and at depth and now has a strike length of more than 600 metres. Drilling of this zone in early 2000 by Wolfden returned numerous high grade intersections.

C Zone: is previously reported to contain a resource of 590,000 tonnes grading 9.94 g/t gold. This zone is open down plunge and has a strike length of approximately 300 metres. The C zone is located over 1.0 kilometres west of the B Zone within the same stratigraphic horizon and is visually and mineralogically similar.

These historical resource estimates were prepared by other mining companies prior to National Instrument 43-101 and do not comply necessarily with its requirements. Bema has not verified these resource estimates with its own exploration work and analysis.

In 1991, Noranda split its gold assets, including the Monument Bay property, out to Hemlo Gold which was subsequently taken over by Battle Mountain Canada Ltd.

The property sat dormant until optioned by Wolfden in January 1999.

During 1999-2000, Wolfden completed 23 drill holes, totalling 5,000 metres, which successfully extended the known mineralization within the Twin Lakes zone.

Historic drilling by Noranda Inc. and Wolfden has reportedly outlined three high-grade zones with intercepts as high as 106 g/t of gold over 2.9 metres in hole 91.60 and 83 g/t of gold over 2.5 metres in hole 90-31.

Most of the historic drilling has consisted of widely spaced drilling within three zones along 3.5 kilometres of the deformation zone. The remainder of the deformation zone is untested. The higher-grade intersections appear to form continuous mineralized shoots within the three individual zones and these mineralized shoots remain open in several directions. The areas between the zones have had little drilling.

The 2002 winter drilling program on the Monument Bay property succeeded in extending and further defining the high grade Twin B zone where Bema has outlined an initial internally estimated inferred resource of 500,600 tonnes with an average grade of 18.3 grams of gold per tonne containing approximately 300,000 ounces of gold.

The resource was calculated using 50 metre radius polygons on an inclined two-dimension long-section with a cutoff grade of 8 g/t and a minimum width of 1 metre. High gold assays were cut to 90 g/tonne. The data was derived from Bema’s drill program of 19 diamond drill holes totalling 5,540 metres along with previous drill results from Noranda Inc. and Wolfden.

Resource estimates were internally prepared by Bema in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Tom Garagan, Vice President, Exploration, of Bema, the Qualified Person within the meaning of the instrument who has supervised the preparation of such disclosure.

The drilling helped define the strike and plunge of the Twin mineralized shoot. The drill results indicate that the zone plunges 25 degrees to the east, much shallower than originally expected, and remains open to the east and for 100 metres to the west.

Historical drilling has also outlined two additional high grade zones, Seeber River A and B, which Bema plans to drill in the next phase of drilling. A second mineralized shoot, located on the Seeber B zone (called Twin Holes Wet Zone), may extend east to 200 metres below the Twin B zone.

From July to September 2002, Bema completed a multi-staged exploration/drill program which included mapping and geochemical sampling throughout the entire property. The objective of the program was to locate other targets on the 25 km shear zone that could be drilled in the winter. A total of 28 holes totalling 7,318 metres were completed in the 2002 summer program.

A 15,000 metre drill program as a continuation of the summer program was commenced in January, 2003. The purpose of the program was to follow up significant intersections in the West Twin Lakes C-Zone and to increase the overall resource. Results from eight holes were released in March, 2003. Significant results from the 2002 summer program and the current program are listed below:

Hole*	From	To	Length (m)	Gold (g/t)	Zone
02-97	410.9	413.3	2.4	7.6	C
Includes	412.9	413.3	0.4	27.4	C
02-99	418.9	419.9	1.0	43.2	C
03-103	311.2	312.5	1.3	11.01	C
03-105	288.2	289.2	1.0	180.7	C
Includes	288.7	289.2	0.5	360.0	C
03-106	435.6	436.9	1.3	18.8	C
03-107	265.6	267.2	1.6	23.6	C
03-108	266.4	267.8	1.4	8.45	B

Based on these results, the Twin Lakes West C zone ore shoot has been extended over a strike length of 170 metres and a vertical extent varying from 50 metres to 130 metres. The ore shoot remains open. Bema personnel consider that the Twin Lake West C Zone has excellent potential to host significant gold mineralization and the high grade intersection indicates the presence of some very high-grade areas within the ore shoot.

Ongoing drilling is underway on the Twin Lake West Zone to further define the C Zone and further test the A and B Zones which returned good grade results on Bema’s previous drill program. The three horizons which host the A, B and C Zones have been defined along a strike length of approximately 3.5 kilometres and are open along strike and at depth.

Bema expects to earn its 70% interest in the property by June, 2003. At that time, a joint venture will be formed with Wolfden and future exploration will be discussed.

To fund exploration on the Monument Bay property, Bema completed two brokered private placements of flow-through shares during 2002.

Divisadero Property, El Salvador

Property

The Divisadero property consists of a 12,500 hectare mineral exploration license covering an area of historical underground mines and prospects. The property consists of portions of two exploration licenses controlled by the Salvadoran subsidiaries of Intrepid Minerals Corporation (“Intrepid”), a Toronto-based exploration and mining company listed on the TSX Venture Exchange. Exploration licenses in El Salvador are granted on a renewable basis directly from the federal government, with the option of conversion to exploitation licenses upon documentation of a viable mineral resource. Bema has completed legal and title due diligence and has found the licenses to be in good standing.

Location

The Divisadero property lies approximately 20 kilometres northeast of the City of San Miguel in the lowland plateau of eastern El Salvador. The property lies adjacent to the village of Divisadero, seat of government for the municipality of the same name. San Miguel is the largest city in eastern El Salvador and the third largest city in the country. The population of Divisadero village is approximately 4500, with another 3000 people living in the surrounding municipal countryside.

Acquisition

On July 26, 2002 Bema signed a letter agreement with Intrepid for an option to acquire up to 75% interest in the property. Under the terms of a two-stage agreement, Bema has the right to earn up to a 60% interest in the Divisadero property through stage 1 expenditures of $2 million over three years, including a guaranteed minimum program of 3,500 metres of exploration drilling. Bema can then increase to a 75% interest through an additional $2 million of stage two expenditures over the following two years. Should the property host a drill inferred mineral resource in excess of two million gold-equivalent ounces at the conclusion of stage two, Intrepid retains the right to back in and re-acquire a 40% aggregate interest (and reduce Bema’s interest to 60%) by funding additional ongoing expenditures of $4 million.

Access

Access to the property is gained via paved highway from the city of San Salvador and its international airport through San Miguel then northeast to Divisadero, approximately three hours by vehicle. Infrastructure is excellent, including paved access, existing electrical services, and port access within 2 hours by vehicle. Access to overlying privately held surface rights is assured through existing federal mining laws. Bema and Intrepid have signed access agreements with a majority of surface owners within the license area, including all areas necessary to explore and drill test known targets.

Physiography

The property lies in the eastern lowland region, characterized by rolling hills ranging in elevation from 150 to 300 metres. The license area includes both the village of Divisadero and surrounding rural areas, largely devoted to subsistence agriculture and cattle.

Regional Geology

Aside from a relatively small exposure of Laramide age sedimentary rocks in the northwest corner of the country, the geology of El Salvador is comprised exclusively of Tertiary through Recent volcanic rocks, ranging in composition from basic through intermediate with a late cover of primarily basaltic cones, flows, and ignimbritic sheets. In the Divisadero area, the volcanic rocks are chiefly andesite with lesser dacite and basaltic rocks. On a regional scale, the eastern El Salvador mineral belt, host to Divisadero and a number of other historic mining areas, lies within the Nicaraguan depression. This depression consists of a block of basic pyroclastics and andesitic volcanic rocks bordered on the north by the frontier ranges and the south by a line of Quaternary volcanoes. The fringes of this depression are marked by northwest trending normal faults that host the vein-style gold-silver mineralization for which the region is known.

Exploration History and Mineralization

The information herein described has been drawn from a survey on metal mining in El Salvador commissioned by the United Nations in the late 1960’s and compiled by Mr. James McNamee in 1968. The earliest known mining activity in the region dates to about 1780 when the nearby Encuentros and Tabanco mines opened. Much of the mining took place after 1824, when many of the properties in the area began to be exploited in earnest. At Divisadero, mining commenced in the southernmost portion of the locality (the Matilde) around 1874 by Cia. Francesa de Minas de El Salvador and continued until 1887. Although some documentation exists to indicate that the Divisadero Mine itself was operating as early as 1857, the majority of mining took place in the years 1907 to 1917. The Butters Company, a British mining company, milled up to 350 tons per day from Divisadero and the surrounding mines until 1917. For the two year period 1915-1916, a total of 169,938 tons at an average value of $5.30 per ton was hoisted from Divisadero. The dollar value represents gold equivalent, which is difficult to break down into gold versus silver production totals when no such totals were recorded. The average grade calculated by McNamee was 0.108 oz/ton Au and 6.390 oz/ton Ag based on an average gold/silver ratio for the ore mined from the various operations. After Butters Co. ceased to operate the Divisadero Mine, a period of salvage mining above the third level is said to have yielded an additional 8670 tons of ore from stope shells and pillars. The surrounding mines mentioned in McNamee’s U.N. report include the Carolina, Matilde, Divisadero Surface, San Francisco, and Protectora; all of which lie within the Divisadero Property.

Between 1921 and the 1970’s the property lay dormant, although at least one of the owners reportedly made some attempt to reopen the mine. According to local residents, in the mid 1970’s the Divisadero Mine was dewatered and reopened by a Canadian company in an attempt to develop a 7th level. No known records from this period exist, and the project is reported to have been abandoned by 1982.

In August, 2002 Bema commenced an exploration program including property-wide and detailed geologic mapping and sampling, complemented by the compilation and digitization of prior work, including historic underground maps from the 1968 U.N. report.

Property-scale: The license area hosts a multiple quartz vein swarm and associated stockwork zones hosted by a northwest structural corridor 4 kilometres long and up to 500 metres wide. Mineralization consists of variable to bonanza grade gold and silver values within epithermal quartz veining of low-sulphidation character. Veins are comprised of milky quartz with cryptocrystalline to coarsely crystalline textures displaying at least three episodes of deposition, with amethyst, adularia and accessory calcite. Sulphide mineralization is not common in surface exposure, but occasionally exists up to 1%. Veins occur throughout the license area in a dominant NW-striking, NE dipping orientation, with subsidiary EW orientation. They are generally traced for tens of metres in outcrop, but the overall NW trending vein swarm persists over the length of the corridor, within which occur the following important mineralized zones.

Carolina: The Carolina mine was developed over an approximate 800 metre strike length on four underground levels. Development reportedly focused on the center two of four parallel veins striking 340 degrees, dipping 50 degrees east, and averaging 1.8 metres wide. Below this development lie more restricted fifth and sixth levels, from which was mined quartz vein and stockworks up to 8 metres wide and at least 100 metres long. Historic maps indicate the extension of the Carolina shaft to a seventh level, with minor drifting. The vertical depth from surface to the seventh level is approximately 175 metres. Bema’s current exploration program will drill test the downdip extension of mineralization below the seventh level.

Matilde: Matilde is the direct southern strike extension of the Carolina vein system. The vein has been largely removed from the surface, but minor exposure indicates a single vein striking due north and dipping approximately 50 degrees east. Historic mining occurred over a 350 metre strike length and average 1.8 metre width, to a vertical depth of approximately 75 metres. Bema intends to drill test the downdip extension of three ore shoots indicated on historic maps.

San Francisco: The San Francisco Mine was developed on the northwest extension of the Carolina vein system, consisting of a single vein striking 320 degrees and dipping 50 degrees northeast. Historic maps indicate underground workings over a 450 metre strike length on four levels, with a maximum vertical depth of approximately 90 metres.

Other targets: Surface vein occurrences, some with known or reported underground workings, occur at the Protectora, Santo Tomas and El Tigre areas within the Divisadero license area. These areas have been mapped and sampled by Bema personnel and constitute secondary exploration targets.

At this time the property hosts no existing mineral resource or reserve. In March, 2003 Bema began a 3500 metre diamond drilling program designed to test the underground extension of mineralization on the Carolina and Matilde targets, as well as additional exploration targets. Results of this program are pending.

Quebrada Property, Chile

In 1996, Bema acquired a 100% interest in certain exploration rights in the southern Maricunga District, Chile, known as the Quebrada Property. The west end of the Quebrada Property is located four kilometres east of Bema’s Aldebaran Property (Cerro Casale Deposit) and extends ten kilometres east to the Argentine border. The property consists of six contiguous claim groups totalling approximately 16,270 hectares, all 100% held by Bema.

Eight mineralized porphyry areas have been discovered on the Quebrada property: these are Marisella, Q. Seca, Asado, Margel, Rubrica, Paola, Nelly and Downhill. Marisella was subsequently returned to the underlying owners. No significant work has been done on the property over the last three years. The best target is summarized below.

Q. Seca: The Q. Seca porphyry is located 14 kilometres east of the Cerro Casale Deposit within the Parina group of claims. It is at 4,600 metres in elevation. This porphyry consists of quartz limonite stockwork and banded quartz-chalceclony-magnetite veins.

Exploration has consisted of 1:5000 scale mapping, rock sampling, soil sampling trenching and geophysics. Prior to 1998 26 reverse circulation and 15 diamond drill holes totalling 8,601 metres had been completed. In 1998 eight diamond drill holes totalling 2,860 metres were completed. Results were encouraging with excellent gold grades being encountered. Grades range from 0.61 g/t gold to 3.25 g/t gold over intervals ranging from 20 to 200 metres. The area of mineralization is 350 x 250 metres and extends to 200 metres depth. It is open to the northwest and to depth. The mineralization is cut off by a northeast trending fault to the east. Bema believes that Q. Seca has the potential to develop into another significant gold discovery in the Maricunga district.

In 1998, preliminary metallurgical tests on crushed drill core showed gold recoveries between 80-90% and indicate that the mineralization is potentially amenable to heap leach processing. An inferred resource was calculated internally by Bema on the Q. Seca deposit in February 1999. A geological model was used to constrain the estimation. The Q. Seca deposit inferred resource is as follows:

Tom Garagan, Vice President, Exploration, of Bema is the Qualified Person within the meaning of the instrument who has supervised the preparation of such disclosure.

Ninety-two percent of the ore blocks are within 75 metres of the nearest drill hole. More drilling and an engineering evaluation will be required to bring this resource to a reserve category.

No funds other than those minor expenditures associated with maintaining the property position have been expended on this project since 1998.

East Pansky Property, Russia

On August 22, 2002, pursuant to an assignment agreement dated May 17, 2002 and an assignment agreement dated August 22, 2002, Bema completed an assignment to the Company of all of Bema’s rights to earn up to a 90% interest in the East Pansky platinum-paladium property (the “Property”), located in the Kola peninsula of Western Russia. In consideration, Bema received 4,000,000 common shares of the Company at a price of $0.25 per share together with a cash payment of $381,700 as reimbursement for the cost of a preliminary drill program initiated by Bema and other expenditures related to acquisition of the Property. The Company also issued to Bema 13,000,000 common shares at a price of $0.34 per share to settle $4,432,800 of accumulated debt owed by the Company to Bema as at May 17, 2002.

In consideration the Company received 4 million common shares of Puma as reimbursement for $641,000 of the Company’s expenditures related to the East Pansky property. In addition, the Assignment agreement provided for the settlement by Puma of $2,845,000 of accumulated debt owed to Bema by the issuance to Bema of 13 million common shares. Upon the completion of this transaction, the Company’s ownership interest in Puma increased from 33% to 64%.

Exploration in 2002 consisted of the drilling of 5140 metres in 39 holes, geological mapping, till geochemical sampling and ground magnetic surveys. Exploration in 2003 will consist of exploring for new horizons and extending known horizons with the use of till geochemistry, lithogeochemistry and ground magnetometer surveys. In addition, at least 3500 metres of diamond drilling to follow up significant till geochemical results, to test Churazorski east and to test the platinum enriched horizon in Churazorski will be carried out. The geochemical program has already commenced and the drilling will commence mid year.

There is no known mineral resource of any type defined on the East Pansky property.

(4)      Exploration and Development Expenditures for the Past Three Years

For details of the Company's exploration and development expenditures on its mineral properties for the last three completed fiscal years see "Consolidated Statements of Operations and Deficit", "Consolidated Statements of Cash Flows" and Note 6 in the Notes to the Company’s December 31, 2002 Consolidated Financial Statements.

(5)      Additional Information with Respect to the Company's Business in General

Offices and Employees

Bema's business is administered principally from its head office in Vancouver, British Columbia, Canada. Bema also has offices in Hamilton, Bermuda; Santiago, Chile; Magadan, Russia; Johannesburg, South Africa; and, San Salvador, El Salvador. As at December 31, 2002, Bema employed a total of 807 full-time employees. Bema considers its relations with its employees as good.

(6)      Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Bema's operations and industry which may have a material impact on, or constitute risk factors in respect of, Bema's future financial performance.

Estimates of Reserves, Mineral Deposits and Production Costs

Although the ore reserve and mineral resource figures included herein have been carefully prepared by Bema, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold from ore reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral resources and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Ore reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Risks of Development, Construction and Mining Operations and Uninsured Risks

Bema's ability to meet production, timing and cost estimates for properties cannot be assured. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties. Such delays could materially adversely affect the financial performance of Bema.

The business of gold mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. Bema has insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing. However, Bema may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. In particular, Bema is not insured for environmental liability or earthquake damage.

Title Matters

Only a small number of the mining claims in which Bema has an interest are held under governmental lease or patent. Accordingly, other parties may dispute Bema's title to its mining and other interests.

While Bema has diligently investigated title to all mineral claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Currency Fluctuations

Bema maintains its accounts in US dollars. Bema's operations in Latin America, Russia and South Africa make it subject to foreign currency fluctuations and such fluctuations may materially affect Bema's financial position and results.

Foreign Countries and Regulatory Requirements

Bema's most important assets are located in Russia, South Africa and Chile and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of Bema and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to environmental legislation and mine safety.

The mineral exploration activities of Bema are affected in varying degrees by political stability and government regulations relating to foreign investment and the mining business. Changes in these regulations or shifts in political attitudes are beyond the control of Bema and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Russia

Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in OMGC’s activities, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund. OMGC’s right to exploit the Julietta licence area is subject to various reporting requirements. Environmental impact studies may be required for some operations, and significant fines and clean-up responsibilities may be assessed for companies causing damage to the environment in the course of their activities.

Julietta Deposit Area Restrictions

Under the terms of applicable legislation and the terms of the Julietta licence, such licence may be terminated in whole or in part in certain circumstances if OMGC fails to discharge certain obligations.

Julietta Licence Matters

The Julietta licence confers upon OMGC the right to explore, develop and mine the Julietta Deposit and the Julietta licence area. There are certain irregularities relating to the Julietta licence which may, if certain proceedings are instituted and are successful, adversely affect OMGC’s interest in the Julietta licence, including adverse changes to the terms of the Julietta licence (such as a possible reduction in the term of the Julietta licence) or the possible termination of the Julietta licence. OMGC has taken, and will continue to take, all available steps to protect its interest in the Julietta licence. Based on the documented support of various levels of the Russian government, OMGC believes that it is unlikely that OMGC’s interest in the Julietta licence will be impugned or materially adversely affected. However, the consequences of various irregularities affecting many Russian mineral properties, including those affecting the Julietta licence, are uncertain given the current political situation and uncertain legal environment in Russia. As well, there is a risk that the Russian governmental authorities may take arbitrary actions against licence holders, whether due to licence irregularities or otherwise.

Russian Political Environment

There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. In addition, the Magadan regional government’s current policy of encouragement of foreign investment may change, renationalization of the gold mining industry may occur, or other government limitations, restrictions or requirements not at present foreseen, may be implemented. Changes in policy that alter laws regulating mineral concessions or other mineral rights could have a material adverse effect on OMGC. There can be no assurance that the assets of OMGC will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. While there are provisions for compensation and reimbursement of losses to investors under such circumstances, there can be no assurance that such provisions would be effective to restore to OMGC the market value or value of the original investment.

Possible political or economic instability in the Russian Federation and the Magadan region may result in the impairment or loss of mineral concessions or other mineral rights, and may adversely affect the Company and its ability to carry on business in Russia. Taxes and other fiscal measures and customs and other import regulations are particularly susceptible to revision in reaction to political changes and the pressure on the Russian Government to generate revenue or to conserve hard currency.

Uncertain Legal Environment in Russia

Among other things, the current legal environment is characterized by poorly-drafted and inconsistent legislation, gaps where legislation is not yet available, and uncertainty in application due to frequent policy shifts and lack of administrative experience.

Russian laws often provide general statements of principles rather than specific guide to operations and government officials may be delegated or exercise broad authority to determine matters of significance to the operations and business of OMGC. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law, especially in the areas of currency control, may involve severe penalties and consequences regarded as disproportionate to the offence.

Exploration for and extraction of minerals in the Russian Federation is governed by the Law on the Subsurface and the Precious Metals Law. Given the fact that the legislative scheme and the regulatory bodies governing this scheme are of relatively recent origin, the law has been subject to varying interpretations and inconsistent application. Therefore, it can be difficult to determine with certainty in any given instance the exact nature of legal rights possessed by persons using the subsoil.

There are uncertainties in conclusively determining all necessary information about required permits, approvals and licences, and there is no comprehensive index or system for determining all relevant legislation. As well, the Russian legal system is a civil law system, and legal precedents are not of the same determinative nature as in a common law system. Additionally, officials often interpret regulations in an arbitrary or unpredictable way, and this extends to most areas of regulation. There can be no assurance that OMGC has complied with all applicable laws or obtained all necessary approvals in Russia. There can be no assurance that laws, orders, rules, regulations and other Russian legislation currently relating to OMGC’s investment in the Russian Federation will not be altered, in whole or in part, or that a Russian court or other authority will not interpret existing Russian legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on OMGC.

In general, there remains great uncertainty as to the extent to which Russian parties and entities, particularly governmental agencies, will be prepared to respect the contractual and other rights of the non-Russian parties with which they deal and also as to the extent to which the rule of law has taken hold and will be upheld in the Russian Federation. Procedures for the protection of rights, such as the taking of security, the enforcement of claims and proceedings for injunctive relief or to obtain damages are still relatively undeveloped in the Russian Federation. Accordingly, there may be greater difficulty and uncertainty in respect of OMGC’s abilities to protect and enforce its rights (including contractual rights). There can be no assurance that this will not have a material adverse effect upon the Company.

Russian Taxation Risks

Taxes payable by gold producers in Russia to federal, regional and local budgets include profit taxes, value added tax, tax for extracting minerals and other miscellaneous taxes. They include the following major taxes:

Export duty - Current rates of export duty are 0% of the sales value of gold (reduced on February 14, 2002 from 5%) and 0% of the sales value of silver (reduced on August 15, 2002 from 6.5%).

Profits tax - On January 1, 2002, the profit tax was reduced from 35% to 24%, of which 7.5%, 14.5% and 2% is payable to federal, regional and local governments, respectively. Russian legislation provide for certain exemptions from profits tax, which include charter capital contributions, use of funds for capital investments and transfer of funds free of charge from foreign investors to finance capital investments of production designation, conditional upon their use within one year of receipt.

Value added tax (VAT) - Current rate of VAT is 20% which was wholly transferable to the federal budget in the year 2002. VAT is also charged by custom authorities for the import of goods into the territory of Russia. The rates of import VAT are the same as the rates of VAT applicable to the sale of goods in Russia. The most important exemptions from import VAT include the import by foreign investors of technological equipment as charter capital contributions to a Russian company. Import VAT is offsettable once the goods are accounted for on the books of the recipient.

Miscellaneous taxes - There are also some other regional and local taxes and royalties which include property tax, and taxes transferred to the road fund. The current rate of tax for extracting minerals is 6% of the sales value for gold and 6.5% of the sales value for silver. A 1% road tax, based on production, also applies.

The rate of these taxes may change, other taxes may be introduced and exceptions previously available or believed to be available may cease to be so or proved not to have been available, which in each case may have a material and adverse effect on the business of the Company.

In July 1999, the Law on Special Economic Zone of the Magadan Region entered into force, in accordance with which companies registered on the territory of the Special Economic Zone (“SEZ”) are exempted from that part of all taxes which is transferred to the federal budget until the end of the year 2005. There is a difference of opinion on whether the tax exemptions provided by the above law are legal. The exemptions established by the Special Economic Zone Law, however, do not cover payroll taxes. Besides that, the above law establishes certain exemptions on payment of export and import customs duties. The Julietta mine has benefited from the reduction in VAT from 20% to 8% on the importation of goods into Russia. Domestic goods purchased within the SEZ are subject to 20% VAT.

Restricted Rights to Sell Gold in Russia

Currently, under Russian legislation, the Federal Ministry of Finance (Gokhran) and regional authorities (regional funds for precious metals) have a preferential right to purchase gold and silver bullion bars directly and/or from the producers of precious metals. In the case of sales by producers to the Ministry of Finance (Gokhran) and/or regional authorities, such state agencies buy at prices that are based on international market prices. It should, however, be noted that usually there are serious delays in payment for domestic sales where the State is involved. In the case where entities that have a first priority right have not used such right, producers may sell gold and silver bars only to Russian authorized banks. The Company has obtained a waiver from Gokhran of Gokhran's rights to purchase precious metals produced by Julietta during the term of the commercial loans.

In addition to selling gold and silver bars on the domestic Russian market and provided that the above noted first priority right is waived annually, producers may export their gold and silver bullion bars through Russian authorized banks and/or directly to offshore purchasers.

Up to mid-July 2002, the Company sold gold to authorized Russian banks without any delays or problems. Since July 2002, the Company has been exporting its gold production and selling into world markets but there can be no assurance this will continue to be the case.

Currency Risks

Currently, 50% of foreign currency earnings from export sales must be converted into Russian roubles, but there can be no certainty how long these provisions and/or this level will remain in force. There can be material practical difficulties and delays involved in seeking to remit funds from Russia.

In practice, foreign currency transactions in Russia are generally subject to strict controls. Exchange markets remain potentially illiquid and in the circumstances of less political and/or economic stability may not permit exchange at favourable rates. In the circumstances, the limited availability of foreign currencies would inflate their values relative to the Russian rouble and as a result the Russian Government would be unable to demonstrate any consistent enforcement of currency laws.

The Russian rouble is not convertible outside Russia and is not traded internationally. Although a market exists within Russia for the conversion of the Russian rouble into other currencies, that market is limited in size and is subject to rules limiting the purposes for which conversion can be effected.

Environmental and Other Regulatory Requirements

The Company’s current and potential mining and processing operations and exploration activities in Russia, Chile, South Africa, Canada and El Salvador are subject to various federal, state and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

The Company uses hazardous chemicals such as dilute solutions of sodium cyanide in its heap leaching and other recovery processes and must operate in accordance with government regulated environmental standards. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company’s knowledge, the Company is operating in compliance with all applicable environmental regulations.

Chile

Under the Chilean environmental law brought into effect in March 1994, all major projects require an “Environmental Permit” before commencing construction or production. Maricunga holds all required permits for operation of the Refugio mine.

Compania Minera Casale has obtained formal approval of an “Environmental Permit” for the Cerro Casale project. The Environmental Impact Study (“EIS”) for Cerro Casale was approved by Chilean regulatory authorities by February 2002. In addition, Compania Minera Casale has secured water rights for the Cerro Casale project. Additional permits will be required to commence construction of a mine at Cerro Casale but regulatory requirements will primarily key off the EIS, as obtained.

Mining activities in Chile are regulated by Decree Law 72, which establishes the Mines Safety Code (Reglamento de Seguridad Minera). This document defines and regulates the general health and safety procedures that must be followed by all Chilean mines. Sernageomin is charged with ensuring compliance with the Safety Code through site visits by the Regional Mines Inspector.

South Africa Risk Factors

Risks Specific to the Petrex Properties

Blesbok Pollution. The Blesbok is a river near the Grootvlei mine, which is contaminated from a number of sources. In May 1996 the Blesbok was contaminated with large amounts of red oxide, which resulted in serious pollution and an adverse environmental impact on the Blesbok, including its fauna and flora. This contamination has been the subject of numerous newspaper reports and resulted in local and international pressure. Grootvlei has been named as a source of Blesbok pollution since approximately 1996. As late as July 2001, red oxide was pumped into the Blesbok by Grootvlei. It is apparent from the various newspaper articles the Company has seen that there are significant concerns and that these concerns have been based on repeat occurrences of red oxide contaminates. Blesbok pollution may result in significant liabilities to Grootvlei, which may extend to its directors in their personal capacity. Under South Africa’s National Water Act, the consequence of further pollution could include criminal prosecution liability for clean-up costs. The Company does not know what the exact scope of these liabilities are. The Company has also learned that the Marievale Bird Sanctuary and Wetland (the “Wetland”) has expressed concern about a number of issues relating to the mining operations of Petrex, including contamination of the Wetland. Petrex currently treats all of the water pumped from the underground basin to remove the iron oxide before the water is discharged. Petrex has recently received a new water license that covers the next three years and the water quality criteria of the license are being met by the existing treatment plant.

Discrepancies. Bema’s due diligence review of the mining rights of Petrex identified a number of discrepancies and errors in the documents evidencing such rights. In the Company’s view, these are for the most part of a purely administrative nature and can be readily resolved, or are not material to the operations of Petrex.

Foreign Currency Risk Management: Petrex (Proprietary) Limited and its subsidiaries have no direct foreign exchange exposure. An indirect foreign exchange risk exists due to the fact that the gold market is predominately priced in US dollars. In order to manage these risks the group enters into transactions that makes use of financial instruments. The group does not acquire, hold or issue derivating instruments for trading purposes.

Corporate. Petrex and its subsidiaries have been in existence for many years, and during the course of their existence have undergone numerous alterations in their share capital, amendments to their constating documents, corporate reorganizations and have participated in other significant transactions which in some cases have not been well documented. It is not clear whether various obligations under historical agreements involving Petrex have been performed, or if various rights granted to Petrex under such agreements have been exercised or continue to exist. In some respects the minute books and other corporate records of Petrex and its subsidiaries are incomplete. Consmodder, Consmodder 79 and Grootvlei are each public companies with only one shareholder, a South African technical deficiency which may give interested persons the right to seek the winding up of such companies, among other results. The Company understands that this defect is in process of being rectified by the addition of further nominee shareholders to the affected companies. While nothing has come to the Company’s attention in conducting its due diligence to suggest there are any material outstanding obligations to which Petrex or its subsidiaries are subject or that there are any material corporate deficiencies, there can be no assurance that adverse consequences will not arise from these existing, or other as yet undiscovered, corporate deficiencies.

Insurance. Prior to the Acquisition, an insurance program was put in place for Petrex properties in order to satisfy loan requirements. Coverage’s obtained include property, business interruption, crime, bullion and engineering insurance. Since Petrex properties are new in the insurance market (negligible insurance prior to Acquisition), a formal asset valuation and risk management assessment is currently being completed. Bema will evaluate the results of the assessment and determine if insurance coverage is sufficient in terms of company policy.

Employment Issues. Of the Petrex group of companies, only Nigel has employees. Mining at the Grootvlei and Consmodder mines is performed by mining contractor, JIC and/or Trollope Mining (Proprietary) Limited (“Trollope”), which employ their own employees. However, under recent amendments to South African employment legislation, the employees of JIC or Trollope may be deemed to be employees of Petrex if they earn less than R89,455 per annum. Non-compliance with these laws either by the Petrex Group or by JIC and/or Trollope in circumstances where their employees are deemed to be employees of Petrex may result in fines or remedial action which may in turn result in financial liability.

Certain of the companies in Petrex are in contravention of various provisions of applicable employment and occupational safety legislation. It is possible that the contraventions may result in regulatory penalties, fines and/or imprisonment being assessed against Petrex, although in the Company’s view any penalties would be minor and would not have a material adverse effect on the operations of Petrex.

Adequacy of Rehabilitation Funds. According to consultant reports, Petrex currently has adequate rehabilitation funds in trust. However, the costs of conducting rehabilitation activities at the Petrex mines may exceed the amounts placed in trust for such purpose, resulting in potential additional liability for rehabilitation cost.

Title. The Company retained South African counsel to conduct due diligence respecting, among other things, whether Petrex holds its mining leases and other mining rights. The conclusion of such counsel was that subject to the unresolved dispute noted above under "Discrepancies", and some other issues which are expected to be resolved when more information is obtained, the Petrex Group holds such mining rights. While the Company has obtained what it regards as a high degree of comfort on title, it has not obtained a formal title report

New Mining Legislation. The Company, through Petrex and its subsidiaries, currently has a significant investment in mineral deposits in the Republic of South Africa. The South African government has proposed legislation that, when passed into law, will change the ownership and exploitation of mineral rights in South Africa. In particular, the proposed legislation targets rights to mineral deposits not included in the boundary of existing mining authorizations or prospecting permits. These proposals have been the subject of industry wide discussions and the legislation is currently being reviewed. At this time, it is not possible to ascertain the impact, if any, which the passing into of law these proposals will have on the Company’s operations. The Company has been advised that it will be a competent applicant for the conversion of its mining rights as held under existing mining authorizations, to new mining rights contemplated by the new legislation and that such application for conversion should be successful provided that the Company is actively mining the areas in question, that it indicates that it will continue to do so in terms of a mining work program to be submitted, and that it gives a suitable undertaking as to black economic empowerment objectives. The new mining rights will attract a state royalty that will be determined by a money bill that has not yet been finalized.

ITEM 4:    SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information of the Company for and as of the end of each of the last three fiscal years in the period ended December 31, 2002. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Company for the respective period. The Company’s Consolidated Financial Statements for the two years ended December 31, 2002 and 2001 are incorporated by reference in this Annual Information Form.

The Company has not paid any dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

The Company is limited in its ability to pay dividends on its Common Shares by limitations under applicable corporate law relating to the sufficiency of profits from which dividends may be paid. Under the applicable corporate law, the declaration of a dividend is authorized by resolution of the board of directors. Under such laws, the directors of a company who vote for or consent to a resolution authorizing the payment of a dividend incur joint and several personal liability if at the time that the dividend is declared the company is insolvent or the payment of the dividend renders the company insolvent.

ITEM 5:    MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company’s 2002 Management Discussion and Analysis which accompanied the Company's consolidated financial statements for the year ended December 31, 2002 filed with all regulatory bodies and mailed to all shareholders on or about May 13, 2003 for the Company's annual general meeting of shareholders scheduled to be held June 11, 2003 is incorporated by reference in this Annual Information Form.

ITEM 6:    SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the information contained herein and in the documents incorporated by reference constitutes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning the Company’s plans at its Julietta, Petrex, Cerro Casale, Refugio, and other mineral properties. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in Russia, Chile, South Africa and other countries and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under “Risk Factors Relating To Our Business” in this Annual Information

Form as well as in Management’s Discussion and Analysis incorporated by reference into this Annual Information Form.

ITEM 7:    MARKET FOR SECURITIES

The Company's Common Shares are listed and posted for trading on the TSX and the AMEX.

ITEM 8:    DIRECTORS AND OFFICERS

Directors

The name, municipality of residence, position with and principal business or occupation in which each director of the Company has been engaged during the immediately preceding five years, is as follows:

Name and Municipality	Principal Occupation or
of Residence and Position	Employment for Past Five Years	Director Since

ALLEN, Thomas I.A. (1)(2)(4)	Senior partner in the Toronto law firm of Ogilvy	November 24, 1998
Director	Renault since October 1996.
Toronto, Ontario

ANGUS, R. Stuart	Senior partner in the law firm of Fasken Martineau	June 18, 1992
Director	DuMoulin LLP since March, 2001. Senior partner
Vancouver, British Columbia	in the law firm of Stikeman, Elliott from March 1,
1996 to February 2001.

CROSS, Robert(4)	Director of various private and public companies	March 1, 2003
Director	including serving as Chairman of Northern Orion
West Vancouver, British Columbia	Explorations Ltd. President of Yorkton Securities
Inc. from November, 1998 to February, 2001; and
Chairman of Yorkton Securities Inc. from April
1995 to November, 1996.

GAYTON, Robert J. (1)(4)	Vice President of Finance with Western Silver	April 1, 2003
Director	Corporation since 1995.
West Vancouver, British Columbia

HAAS, Erwin J.	Principal and financial consultant with	December 5, 1988
Director	E.H.& P. Investments AG, a private financial
Zurich, Switzerland	investment company based in Zurich, Switzerland.

JOHNSON, Clive T. (3)(4)	Chairman, President and Chief Executive Officer	December 5, 1988
Chairman, President, Chief	of the Company.
Executive Officer and Director
Vancouver, British Columbia

Name and Municipality	Principal Occupation or
of Residence and Position	Employment for Past Five Years	Director Since

KORPAN, Jerry	Executive Director of Emergis Capital. Managing	June 28, 2002
Director	Director of Yorkton Securities Ltd., London from
London, England	1994 to 1999.

MCFARLAND, Cole E. (1)(2)	Retired since 1995. Prior thereto President and	November 24, 1998
Director	Chief Executive Officer, Placer Dome U.S. since
Fallbrook, California	1987.

PEREZ-COTAPOS, Eulogio	Senior partner in the law firm of Cariola, Diez,	June 20, 1997
Director	Perez-Cotapos & Cia. Ltda. in Santiago, Chile.
Santiago, Chile

RAYMENT, Barry D.	Principal of Mining Assets Corporation, a	December 5, 1988
Director	technical consulting firm which provides services
Laguna Beach, California	to the Company.

WOODYER, Neil (2)	Principal of Endeavour Financial Corporation, a	February 9, 1990
Director	private financial and corporate advisory firm
Vancouver, British Columbia	specializing in the mining industry.

(1)	Denotes member of the Audit Committee.
(2)	Denotes member of the Compensation Committee.
(3)	Denotes member of the Hedging Committee.
(4)	Denotes member of the Corporate Governance and Nominating Committee.

The Company does not have an Executive Committee.

The By-Laws of the Corporation were amended during April 2003 so that at each annual general meeting the Directors of the Corporation shall retire from office and the shareholders of the Corporation shall elect Directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following such election. Previously directors had been elected on a three year staggered basis. This amendment to the By-Laws is effective immediately but shareholder confirmation will be sought at the Company’s 2003 Annual General Meeting of Shareholders.

Officers

The name, municipality of residence, office held by, and principal business or occupation in which each officer of the Company has been engaged during the immediately preceding five years, is as follows:

Name and Municipality of	Principal Occupation/Employment
Residence and Office Held	for Past Five Years

CORRA, Mark A.	Vice President, Finance of the Company
Vice President, Finance
Burnaby, British Columbia

GARAGAN, Tom	Vice President, Exploration of the Company
Vice President, Exploration
Ladner, British Columbia

Name and Municipality of	Principal Occupation/Employment
Residence and Office Held	for Past Five Years

JOHNSON, George Senior Vice President, Operations Point Roberts, Washington	Senior Vice President, Operations of the Company since September 1999. Prior thereto Vice President Mining with Hecla Mining Company since May 1996.

JOHNSON, Clive T. Chairman, President, Chief Executive Officer Vancouver, British Columbia	Chairman, President, Chief Executive Officer of the Company.

RICHER, Roger Vice President, Administration, General Counsel, and Secretary Vancouver, British Columbia	Vice President, Administration, General Counsel, and Secretary of the Company

STANSBURY, Dennis	Vice President, Production and Development of the Company
Vice President, Production and
Development
Meridian, Idaho

SULLIVAN, James Vice President of Russian OperationsScottsdale, Arizona	Vice President of Russian Operations of the Company. Prior thereto General Director of Omsukchansk Mining and Geological Company and Julietta Project Manager.

The term of office for the Company's officers and members of the Company's committees expire at each annual general meeting. The board of directors after each annual general meeting appoints the Company's officers and committees for the ensuing year.

The Company's directors and senior officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over less than 1% of the issued Common Shares of the Company. In addition, the Company's directors and senior officers, as a group, hold incentive stock options for the purchase of an aggregate 7,775,000 additional Common Shares in the capital of the Company, which options are exercisable at prices ranging from Cdn$0.31 to Cdn$1.40 per Common Share.

During the ten years preceding the date of this Annual Information Form, no director or officer of the Company is, or has been a director, officer or promoter of another corporation which during such individual’s tenure, was the subject of a cease trade or similar order or an order that denied such corporation access to any statutory exemptions for a period exceeding 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, or receiver manager or trustee appointed to hold the assets of such corporation. The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and promoters of the Company individually.

No director or officer of the Company or shareholder holding a sufficient number of common shares to materially affect the control of the Company has been the subject of any penalties or sanctions imposed by a court or a Canadian securities regulatory authority relating to Canadian securities legislation or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company. The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and promoters of the Company individually.

During the ten years preceding the date of this Annual Information Form, no director or officer or shareholder holding a sufficient number of common shares to materially affect the control of the Company, or a personal holding company of such persons, has been declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets. The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and promoters of the Company individually.

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the Canada Business Corporations Act, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canadian Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

SEC Rule 13a-15 requires the Company to maintain “disclosure controls and procedures” that are designed to ensure that information required to be disclosed by the Company in reports it files or submits to the SEC is recorded, processed, summarized and reported on a timely basis. Disclosure controls and procedures must be designed to ensure that information is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure. Disclosure controls and procedures should capture information that is relevant to assessment of developments and risks that pertain to the Company’s business, as well as other material information about the Company. In this regard, the Company is currently in the process of preparing a Disclosure Controls and Procedures Policy for adoption by the Board of Directors.

ITEM 9:    ADDITIONAL INFORMATION

Upon request being made by any person to the Secretary of the Company, the Company shall provide to that person the following:

(1)
if the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which have been filed in respect of the distribution, a copy of such form prospectus, together with:

	(a)	one copy of this Annual Information Form, together with one copy of any document or the pertinent pages of such documents incorporated by reference herein;

(b)
one copy of the Company's comparative financial statements for its most recently completed financial year, together with the accompanying report of the auditor, and one copy of any interim financial statements of the Company subsequent to the financial statements for the most recently completed financial year;

	(c)	one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(d)
one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus that are not required to be provided under (a) to (c) above; or

(2)
at any other time, one copy of any documents referred to in 1(a), (b) and (c) above. The Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's management proxy circular for its upcoming annual general meeting; additional financial information is provided in the Company's comparative financial statements and Management Discussion and Analysis for its most recently completed financial year. Copies of such documents may be obtained upon request from the Company's Secretary at its corporate head office.

B.   MANAGEMENT’S DISCUSSION AND ANALYSIS AND
AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of the operating results and financial position of the Company for each of the years in the three-year period ended December 31, 2002 should be read in conjunction with the Consolidated Financial Statements and related Notes.

RESULTS OF OPERATIONS

The Company’s net loss for the year ended December 31, 2002 was $3.1 million or $0.02 per share compared to a loss of $11.3 million or $0.07 per share in 2001 and a loss of $51.1 million or $0.36 per share in 2000.The main contributor to the improved performance in 2002 was the first complete year of production from the low cost Julietta Mine. In addition, part of the reduction to the loss in 2002 related to a $4.2 million one-time non-recurring gain from the arbitration award settlement with the Refugio Mine construction contractor. Excluding this gain, the Company’s net loss would have been $7.3 million or $0.03 per share. Included in the 2001 loss was a write-down of $2.2 million for supplies inventory obsolescence at the Refugio Mine, which was placed on care and maintenance in June.The loss for 2000 consisted mainly of a $20 million write-down to the carrying value of the Refugio Mine due to the depressed gold price and investment losses of $9.3 million from the sale of Arizona Star Resource Corp. shares and $11.8 million from the sale of the Company’s 45% interest in El Callao Mining Corp., as the Company sold some of its non-core assets in order to generate additional cash.

Gold revenue

Gold revenue in 2002 totalled $36.3 million on sales of 117,583 ounces at an average realized price of $308 per ounce, of which $33.4 million was contributed by the Julietta Mine from 107,602 ounces sold at an average price at $310 per ounce. Revenue and gold production in 2002 were the highest ever generated by the Company. Gold export from the Julietta Mine to Western buyers commenced in July 2002. Previously, gold was being sold to Russian banks and the Company was receiving a 90% prepayment. In 2002, with the planned shut down of the Refugio solution processing plant on June 3, the Refugio Mine contributed $2.9 million to revenue on sales of approximately 10,000 ounces of gold at an average price received of $292 per ounce for the five months ended May 31, 2002.

Gold revenue in 2001 totalled $21.2 million (2000 - $30.6 million) on sales of 71,523 ounces of gold (2000 – 86,822 ounces) as the Company’s 50% share of the Refugio Mine contributed $20.3 million from 68,503 ounces of gold sold at an average price of $296 per ounce (2000 - $353 per ounce) whereas the Company’s Julietta Mine, which commenced commercial production on December 1, 2001, contributed 3,020 ounces of gold sold at an average realized price of $312 per ounce.The 34% reduction in revenue from Refugio in 2001 compared to 2000 was due mainly to lower gold production resulting from the suspension of mining on May 31, 2001 and to a lower average realized gold price.

Netted against gold revenue in 2002 was a hedging loss of $305,000 whereas in 2001 and 2000, $2.1 million and $6.3 million, respectively, of hedging gains were included in gold revenue. In 2000, the Company also received additional proceeds of $1.7 million from the early termination of gold hedge contracts, of which $947,000 was netted against other operating expenses and the remaining amount of $748,000 was deferred and reflected in gold sales revenue in 2001.

Operating costs

In 2002, a year in which the Julietta Mine completed its first full year of commercial production, the Julietta Mine produced 108,844 ounces of gold at an operating cash cost of $119 per ounce and a total cash cost of $159 per ounce. Operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits.Total cash costs, calculated in accordance with this standard, include operating cash costs, royalties and production taxes.

While 2002 was a successful year at the Julietta Mine, results were initially below expectations due to a prolonged ramp up to full production that lasted until April 2002. A variety of issues that were encountered during the ramp up period were resolved during the course of the year. Although the mill achieved budgeted throughput levels during some weeks of operation, the mill was unable to maintain these levels during the first few months of 2002. Processing problems were primarily related to the winter conditions, logistical supply issues and training of mill personnel. Logistical issues were resolved by increasing supplies inventory to an approximate six-month supply, which should be adequate to cover any foreseeable shipping delays. Further training of mill employees is ongoing and all systems and facilities that were identified as being problematic during the first winter of production have been upgraded during the summer construction season, which should minimize similar occurrences during the second winter at Julietta.

In 2001, the Julietta Mine produced 13,112 ounces of gold, of which 6,457 ounces were produced from December 1, 2001 onwards, being the start of commercial production, at an operating cash cost of $112 per ounce of gold and at a total cash cost of $142 per ounce.The Company treats silver produced at the Julietta Mine as a by-product of gold production and as such credits silver revenue against the operating costs of the Julietta Mine. Gold and silver revenue generated prior to commercial production were credited to pre-production costs and totalled $1.8 million and $254,000 respectively.

For the first five months of 2002, the Refugio Mine produced 16,950 ounces (the Company’s share – 8,475 ounces) at an operating cost of $151 per ounce and a total cash cost of $158 per ounce.The Company’s share of the Refugio Mine’s gold production in 2001 was 66,973 ounces of gold produced at an operating cash cost of $228 per ounce compared to 84,916 ounces produced at an operating cash cost of $286 per ounce in 2000.Total cash cost, which includes royalties, was $234 per ounce in 2001 and $292 per ounce in 2000. Actual gold production at Refugio in 2001 exceeded expectations by 10% as the budget was for the mine to produce 122,000 ounces of gold (the Company’s share – 61,000 ounces) at an operating cash cost of $243 per ounce.

Mining and crushing operations at the Refugio Mine were

temporarily shut down in November 2000 due to a dispute with the mine’s operator and the poor operating performance of the mine. However, mining and crushing operations recommenced on December 16, 2000 and continued until May 31, 2001.The budget for 2001 took advantage of the favourable ore leaching conditions that exist during the Chilean summer and reflected changes in throughput and costs based on repairs made to the crushing plant while mining was temporarily sus-pended.The decision to suspend mining and place the Refugio Mine on prolonged care and maintenance was due to the low gold price, the mine’s poor performance in 2000 and the requirement for significant capital to build leach pads in the second quarter of 2001. In June 2001, the transformation from mining to residual leaching proceeded as planned and during the first five months of 2001, the mining and crushing operations met or exceeded all operational goals.This was a direct result of improvements made throughout the mining, crushing and material handling systems during 2000. With the installation of more powerful tertiary crushers, design crush size was consistently achieved for the first time in the project’s history and resulted in gold recoveries from the heap that exceeded expectations. Improvements in the ore crush size and throughput was also a factor for the lower operating cash costs at Refugio in 2001.

Residual gold production from leaching of the heap pads continued from June 2001 through May 2002 and on June 3, 2002, the solution processing plant was shut down for the winter. Water inventories were reduced by evaporation, and water was stored on top of the heap as ice to minimize the amount of pumping required during the winter months.The plant recommenced operations on October 1, 2002, as scheduled and all revenue from gold recovered from this date onward have been and will continue to be credited to Refugio care and maintenance costs until mining recommences. Residual leaching continues and the ADR (adsorption, desorption, recovery) plant operations are scheduled to shut down at the end of May 2003 for the Chilean winter. Gold recovery operations are planned to recommence in October 2003 and continue through the end of the year.

Depreciation and depletion

Depreciation expense was significantly higher in 2002 than in 2001 as a result of a 60% increase in production in 2002 which was mainly the result of the Julietta Mine being in commercial production for a full year rather than for a month in 2001. In addition, the increase in depreciation expense can also be attributed to the higher depreciation and depletion cost of $108 per ounce at the Julietta Mine compared to the Refugio Mine’s depreciation cost per ounce of $84.

Depreciation of $84 per ounce produced in 2001 was almost entirely attributable to Refugio production and remained relatively unchanged from the $82 per ounce in 2000.

Insurance proceeds

In 2002, CMM received $55,000 in insurance proceeds relating to the last of the outstanding insurance claims that were previously filed with respect to the Refugio Mine.The Company’s portion of insurance proceeds received by CMM in 2001 was $361,000 relating mainly to the final payment on the denial of access claim. During 2000, the Company’s portion of insurance proceeds accrued or received by CMM totalled $3.5 million, of which $1.7 million was for the failure of the conveyor motors, $1.5 million for the fill collapse and $300,000 for the failure of the crusher motors.The insurance claims were filed in 1997 and 1998, except for the insurance claim relating to the collapse of the fine ore bin that was filed in 1999.

Write-down of inventory

During the third quarter of 2001, a provision for supplies inventory obsolescence in the amount of $2.2 million was charged to operations based on an assessment by the Refugio Mine operator of the supplies inventory’s net realizable value at the time.This represented a write-down of approximately 70% of the original purchase price of the supplies inventory.

Other

In 2002, reclamation costs totalled $167,200, of which $124,800 related to the Julietta Mine and $42,400 to the Refugio Mine.The Company’s share of the Refugio care and maintenance costs in 2002 during the shut-down of the processing plant totalled $334,000 (net of gold revenue from 4,180 ounces sold) consisting of costs to manage the water balance in the heap and ponds, closure of the ADR plant, relocation of the temporary camp facilities to the ADR plant area, site security and other fixed costs. Offsetting the reclamation and care and maintenance costs was a credit in the amount of $115,100 for the recovery of costs relating to a prior year’s write-off of deferred duties on crushers. In 2001, leased mining equipment at the Refugio Mine was returned to vendors and the lease contracts terminated resulting in the elimination of any further financial obligations under these leases. Approximately $834,000 of costs relating to the early termination of lease contracts and $346,000 of reclamation costs was charged to operations during the year, offset by $335,000 in other income from gains on gold contracts which ceased to be eligible for hedge accounting. In 2000, the Company realized $947,000 from the early termination of gold hedge contracts, which was offset by $425,000 of Refugio Mine reclamation costs.

Arbitration settlement

In an attempt to resolve outstanding financial claims against the Refugio Mine construction contractor for numerous design and construction failures, on April 12, 1999, CMM initiated formal arbitration proceedings in Chile. CMM filed claims in excess of $103 million, while the construction contractor countered with its own claims of approximately $12 million. On May 15, 2002, binding arbitration ruled in favour of CMM on claims against the contractor for damages relating to the original construction of the Refugio Mine.The arbitrator concluded that the contractor was negligent in certain aspects of the construction of the mine facilities.The net award to CMM approximated $21 million (Bema’s share - $10.5 million).The Company’s share of the award proceeds, net of the legal and arbitration costs of $1.8 million paid in prior years and deferred for accounting purposes, amounted to $8.7 million. Of the $8.7 million, $4.5 million related to repairs and maintenance and $4.2 million related to consequential damages (lost of profit), which amounts were credited against the carrying value of the Refugio Mine and to operating costs, respectively. On September 17, 2002, CMM received the full and final payment of the arbitration award.

Other expenses (Income)

General and administrative

The increase in general and administrative expenses in 2002 was due mainly to $305,000 incurred towards the proposed listing on the London Stock Exchange’s Alternative Investment Market (AIM) which is expected to be completed in 2003 and for the payment of $128,000 of salaries previously foregone by management. Also affecting general and administrative expenses in 2002 were additional costs, specifically travel costs, incurred towards the pursuit of property acquisitions. In addition, in February 2002, the salaries of certain senior officers of the Company were reinstated to the pre-2001 level.The decrease in general and administrative expenses in 2001 was mainly due to senior management agreeing to a 10% to 15% salary reduction. In 2000, as part of the Company’s on-going cost cutting measures, the Company relocated its head office premises to smaller premises.

Interest on long-term debt

Interest expense in 2002 was $4.1 million compared to $1.2 million in 2001 and $1.8 million in 2000.The significant increase in interest expense in 2002 is mainly the result of Julietta project loans interest in the amount of $3.5 million being entirely expensed in 2002 whereas in 2001, prior to commercial production, interest expense on the Julietta project loans was capitalized to mine development and pre-production costs.The decrease in interest expense in 2001 from 2000 is due primarily to the reduction in the average principal balance outstanding on the Refugio project loan. Included in the 2001 interest expense is $305,400 relating to the Julietta project loans.

Amortization of deferred financing costs

Amortization of deferred financing costs totalled $2.8 million (2001 -$2.2 million; 2000 - $1.5 million) in 2002, of which $1.7 million (2001 -$131,000) related to the Julietta project loans and $1.1 million (2001 -$2.1 million; 2000 - $1.5 million) related to the Refugio loan.The increase in the amortization expense in 2002 was mainly the result of a full year’s amortization being expensed in 2002 whereas in 2001, approximately $1.3 million of deferred financing costs relating to the Julietta loans was amortized and capitalized (2000 - $420,000) to mine development and pre-production costs prior to the start of commercial production at the Julietta Mine.The increase in amortization expense in 2001 from 2000 was due to the acceleration of the scheduled Refugio loan repayments that were renegotiated in 2000.

General exploration

Although general exploration expense remained low in 2002, the Company acquired several exploration properties in Russia and in El Salvador in 2002, on which a significant amount of time and effort was spent.The costs associated with activity on these exploration properties were capitalized to property, plant and equipment. In 2001, as in the two years before that, general exploration expense remained at a reduced level as the Company significantly reduced its grass roots exploration effort as a result of the depressed metal markets.

Other

In 2002, the Company recorded a foreign exchange loss of $780,000 relating mainly to Cdn.$25 million received from the equity financing completed in May 2002 as the funds were used during a period in which the Canadian dollar weakened against the U.S. dollar. Also, in 2002, the Company booked a provision against a $475,000 receivable relating to the sale of Compania Minera Aldebaran. In addition in 2002, interest income in the amount of $392,000 was offset by $834,000 of financing costs, including political risk insurance, bank fees and outside consulting, provisions for doubtful accounts in the amount of $214,000 and stock option expense of $99,000. In 2001, the Company recorded a write-down of refundable Chilean value added tax of $490,000 based on its net realizable value, a foreign exchange loss of $168,000, a provision for doubtful accounts in the amount of $346,000 relating to notes receivable from affiliated companies and a provision for doubtful accounts in the amount of $300,000 relating to the sublease of previously occupied head office space. In 2000, interest income of $1.5 million was offset by charges of $849,000 relating to the write-down of refundable Chilean value added tax, $457,000 for a provision for doubtful accounts relating to notes receivable from affiliated companies, corporate fixed asset depreciation of $391,000, a loss on disposition of fixed assets of $215,000 and a foreign exchange loss of $107,000.

Equity in losses of associated companies

The Company’s equity loss of associated companies in the amount of $424,000 in 2002 was due mainly to its share of a Cdn.$1.45 million write-off of several properties in Nevada by Victoria Resource Corporation whereas the equity losses in 2001 and 2000 were primarily attributable to the Company’s share of general and administrative costs incurred by associated companies.

Investment gains (losses)

Effective August 22, 2002, pursuant to an Assignment agreement dated May 17, 2002, the Company assigned all of its rights to earn up to a 90% interest in the East Pansky platinum-palladium property (“East Pansky”), located in the Kola peninsula of Western Russia, to Consolidated Puma Minerals Corp. (“Puma”), an affiliate of the Company. In consideration, the Company received 4 million shares of Puma as reimbursement for $641,000 of the Company’s expenditures related to the East Pansky property. In addition, the Assignment agreement provided for the settlement by Puma of $2,845,000 (Cdn.$4,433,000) of accumulated debt owed to the Company by the issuance to Bema of 13 million Puma common shares.The Company had previously set up bad debt provisions of $2.8 million against this debt in 1998 and 2000. In the second quarter of 2002, the bad debt provisions were reversed and a gain of $2.8 million was recognized in the quarter. However, upon further review of the transaction at the year-end, it was determined that a more appropriate accounting treatment was to reverse the $2.8 million gain and record a $1.1 million gain, representing the Company’s share of the proceeds received by Puma from the issuance of Puma common shares to unrelated third parties. Upon completion of the transaction, the Company’s ownership interest in Puma increased from 33% to 64%. Until August 22, 2002, the Company had accounted for its investment in Puma as an equity investment. Since that date, the results of Puma have been consolidated with those of the Company.

In addition, the Company recorded a gain of $901,700 as a result of a reversal of prior write-downs to the original carrying value of the Company’s shares in International Minerals Corporation (“International Minerals”). In January 2002, Ecuadorian Minerals Corporation changed its name to International Minerals Corporation. In 2001, the Company realized a gain of $1.3 million from the sale of Crystallex International Inc. (“Crystallex”) shares offsetting a loss of $747,000 incurred when the carrying value of the Company’s shares in Ecuadorian Minerals Corporation were written down to their market value as at December 31, 2001. During 2000, the Company sold 10.5 million shares of Arizona Star for net proceeds of $5.7 million, which resulted in a loss on sale of $9.4 million. As a result of the disposition, the Company’s ownership interest in Arizona Star was reduced from 32% to 5% and therefore, no longer accounted for its investment under the equity method.

Write-down of investments

During 2000, the Company wrote-down its investments in El Callao Mining Corp. (“El Callao”) by $10.3 million to its net recoverable amount. Pursuant to a “lock-up” agreement dated September 12, 2000, the Company agreed to sell its 45% controlling interest in El Callao by tendering its 20.7 million El Callao shares to Crystallex in return for 1.38 million Crystallex shares valued at $1.2 million. In addition in 2000, due to the prolonged poor performance of the gold market which affected the Arizona Star share value, the Company wrote-down its investment in Arizona Star by $1.5 million to the estimated net realizable value of the shares.

Write-down of mineral properties

The Company performs evaluations to assess the carrying values of its mining asset and advanced stage development properties on an ongoing basis. Based on a long-term gold price assumption of $300 per ounce, the Company in 2000, wrote-down the carrying value of its Refugio Mine by $20 million to its estimated net recoverable value. In addition, in 2000, the Friday property located in the United States was written-off in the amount of $2.6 million.

Write-down of notes receivable

In 2000, the Company wrote-down its notes receivable from El Callao by $1.2 million, to a net recoverable amount established by the terms of an asset purchase agreement with Crystallex (see Investing activities section).

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital at the year-end was $17.5 million (2001 - $556,000; 2000 - $7.4 million) which included $16.7 million (2001 - $4.1 million; 2000 - $3.2 million) in cash and cash equivalents. The year-end working capital was bolstered in December 2002 by the receipt of Cdn.$16 million (approximately $10 million) from a private placement financing.The decrease in working capital in 2001 was due mainly to the inclusion of $5.6 million in current liabilities relating to the first principal payment on the Julietta project loans payable in September 2002. Also affecting working capital in 2001 was the receipt of funds from the sale of assets, the proceeds of which were partially used to pay down the Refugio project loan.The increase to working capital in 2000 resulted from the Company’s decision to dispose of its investment in and notes receivable from El Callao and to reduce its holdings in Arizona Star.This resulted in the classification of proceeds to be received from the sale of these assets from long-term to current.

Operating activities

The Company achieved its best ever operating performance in 2002 as cash from operations totalled $10.3 million, mainly due to the significant cash that was generated from the low cost Julietta Mine.The cash generated by Julietta was sufficient to cover not only the mine’s own operating costs, but also the Company’s general and administrative expense and interest on long-term debt. Also included in cash from operations in 2002 was $5 million from the arbitration settlement. In 2001, operations consumed cash of $138,000 as a result of lower production and a lower average realized price per ounce of gold sold from the Refugio Mine compared to 2000. Improved operating performance at the Refugio Mine, combined with the mine being placed on care and maintenance in June 2001, resulted in lower operating cash costs as gold recoveries continued throughout the latter half of the year from the leaching of ore previously placed on the pads. Cash from operations totalled $666,000 in 2000, a decrease of $2.6 million from the cash generated from operations in 1999, due mainly to the reduced gold price received.

Financing activities

During 2002, the Company completed two private placements at a price of Cdn.$1.50 and Cdn.$1.60 per unit for gross proceeds of Cdn.$25 million (May) and Cdn.$16 million (December), respectively. The proceeds from the May offering were used for drilling at the Julietta Mine, potential acquisitions in Russia and working capital purposes whereas all of the proceeds from the December offering were designated for general corporate and working capital purposes. In addition, the Company received $8.6 million from the exercise of warrants and options and also completed two brokered private placements of flow-through shares for gross proceeds of Cdn.$4.35 million; the latter being designated for use on exploration at the Company’s Monument Bay property, located in Manitoba, Canada. Furthermore, during the year, the Company issued 24.2 million common shares on conversion of $16.3 million of convertible debt (see Note 10 to the Notes to the Consolidated Financial Statements).The shares issued upon the conversion of convertible debt did not result in any additional cash to the Company, but did reduce the related future interest expense that would have been required to service the debt. As at December 31, 2002, all convertible debt instruments had been converted and the debt repaid through the issuance of Bema common shares. In August 2002, the Company made the final $3.5 million payment on the Refugio project loan, employing some of the funds from the arbitration settlement and in September 2002, made the first scheduled payment of $5.6 million on the Julietta project loans. In December 2002, the Company repaid to Kinross an amount of $2 million relating to the principal portion of the Refugio joint venture partner loan plus accrued interest of $973,000, again employing funds received from the arbitration settlement.

In December 2001, the Company completed a private placement of 16,100,000 units at a price of Cdn.$0.50 per unit for gross proceeds of Cdn.$8.1 million. In addition in 2001, the Company drew-down the remaining $17.2 million of the $35 million Julietta project loans and $4 million of a $5 million convertible note overrun facility.The convertible note facility was made available for construction cost overrun protection and start-up working capital requirements at the Julietta project. During 2001, the Company repaid $8 million of the Refugio project loan and in the fourth quarter of 2001 renegotiated the repayment date of the remaining $4 million principal loan outstanding whereby $500,000 became due on March 31, 2002 and $3.5 million on June 30, 2002. Financing costs paid in 2001 totalling $1.8 million, consisted mainly of legal and bank fees relating to the Julietta project loans and the convertible note facility.

In 2000, Bema received net proceeds of $3 million from the issuance of the remaining 4,820,000 Special Warrants outstanding at the end of 1999. Also during 2000, Bema received gross proceeds of $4 million from a convertible loan facility, $3 million from a Bridge facility (repaid in Bema shares in 2001) and Cdn.$2 million from a non-revolving credit facility (repaid in Bema shares in 2001), the proceeds of which were used for working capital purposes and to commence full construction of the Julietta project prior to the Julietta loan project financing being secured.

In September 2000, the Company through its subsidiary, Omsukchansk Mining and Geological Company (“OMGC”), closed $35 million of project loans for the construction of the Julietta mine and commenced drawdown of the loans.The project loans consist of a $25 million loan (“Project Loan Facility”) from HVB Group and Standard Bank London Limited (the “Underwriters”), plus a $10 million loan facility (“IFC Loan”) from the International Finance Corporation (“IFC”). In conjunction with the Project Loan Facility, the Company is required to provide certain guarantees and enter into gold hedge and interest rate protection agreements (see Note 11 to the Notes to the Consolidated Financial Statements). As at December 31, 2000, OMGC had drawn down $12.6 million of the Project Loan Facility and $5.2 million of the IFC Loan. Financing costs paid in 2000 with respect to the Julietta project loan totalled $5.4 million, consisting of $2.6 million in legal fees, $1.2 million in bank fees, $930,000 in political risk insurance and a transaction fee of $700,000 payable to Endeavour Financial equal to 2% of the aggregate value of the Project Loan Facility and the IFC Loan.The transaction fee was paid in shares of Bema in January 2001. The Company’s cash outflows from financing activities in 2000 included the two scheduled Refugio loan principal repayments aggregating $6 million and also capital lease payments of $850,000 relating to the purchase of mobile equipment by CMM. Prior to the suspension of mining at the Refugio Mine on May 31, 2001, Bema agreed to accelerate the repayment schedule of the Barclays’ loan facility.The Company agreed to amend the repayment schedule in exchange for the lender’s agreement to amendments to certain covenants to the Refugio loan agree-ment.The new repayment schedule agreed with Barclays took into consideration the anticipated future cash inflows of Bema and required Bema to repay $8 million of the principal in 2001 and advance the date of the final payment of $4 million to March 31, 2002.

The Company is required by the lenders of the Julietta project loan facility to enter into gold hedge contracts for a three and one-half year period ending June 30, 2005 in order to cover the value of the mine’s future operating and debt service costs.The Company has not entered into any new hedge contracts since 2000, although some of the forward contracts maturing in 2002 have been rolled forward to future periods.The Company also received retroactive waivers from its Julietta project lenders in order to avoid breaches at December 31, 2000 with respect to certain covenants under those lending agreements, related to hedging requirements. In addition, net worth threshold levels were retroactively amended.The lenders have in the past waived any additional requirements for hedging on each quarter end in 2001 and 2002.The Company has the ability to increase its gold and interest rate hedges in order to comply with the hedging covenant, however, management prefers to minimize its hedging so as not to limit the upside relating to any gold price appreciation. For 2003, the lenders have agreed to provide the Company with one week’s notice if the lenders require additional hedges to be entered into, which will allow the Company sufficient time to comply with the requirement under the loan agreement.

Investing activities

During the first quarter of 2002, the Company paid approximately $2.4 million of Julietta Mine construction payables for work completed and costs accrued in 2001. In addition, the Company incurred $2.5 million of capital expenditures on the Julietta Mine, of which $1.3 million relates to the ongoing sustaining capital of the mine and $1.2 million relates to an exploration drill program conducted at the Julietta Mine beginning in May 2002. In 2002, Bema completed a 10,100-metre surface drill program at the Julietta Mine.The program was designed to test the V-1 vein at depth and convert some of the inferred resources from other veins to measured and indicated resources. In addition, drilling was carried out to further test the numerous resource veins that remain open along strike and to depth. Underground drilling and surface drilling is ongoing and will continue with a view to upgrading the resource and defining additional reserves and to further explore the veins.

Included under investing activities are $5.5 million of arbitration settlement proceeds from the claim against the Refugio Mine construction contractor that related to repairs and maintenance.The $5.5 million, net of deferred arbitration costs of $975,000, was credited to the carrying value of the Refugio Mine. During 2002, a phase 1 and 2 drill program with a budget of $4.5 million commenced at Refugio on the Verde and Pancho deposit, with the objective of converting resources to reserves and to determine the ultimate size of the Verde deposit which remains open at depth. As at December 31, 2002, $891,000 (Bema’s share - $446,000) was incurred with respect to this drill program.

On October 29, 2002, Bema announced that it had entered into a letter of intent representing an agreement in principle to acquire up to a 75% interest in the high grade Kupol property in northeast Russia (see Note 6 to the Notes to the Consolidated Financial Statements). On December 5, 2002, pursuant to a Definitive Agreement signed between the Company and the Government of Chukotka, an autonomous region in Russia, the Company made an $8 million option payment and is also required to incur a minimum of $5 million in exploration expenditures over the next 12 months to earn an initial 20% interest in the property.The Kupol project is located approximately 940 kilometres northeast of the Julietta Mine and 200 kilometres east of the city of Bilibino. Bema plans on spending up to $8 million on exploration in 2003, which includes 26,200 metres of drilling and extensive trenching scheduled to commence in May 2003.

Management believes that the Kupol property has the potential to host a multi-million ounce high grade gold and silver deposit that could be exploited by both open pit and underground mining.

Also included under acquisition, exploration and development in 2002, were $1.5 million spent on flow-through expenditures on the Monument Bay property in Canada and $618,000 incurred on the East Pansky property from August 2002 onwards, the date in which Bema acquired a controlling interest in Puma.The Company’s technical team believes that the East Pansky property has the potential to host a reef style platinum – palladium deposit similar to those found in South Africa, Finland and Montana.The infrastructure at East Pansky is considered excellent. A 5,100 metre diamond drill program was carried out in 2002 to evaluate the mineralization at the Churazorski zone located at the far-eastern end of the property.

In 2001, the Company spent approximately $20.1 million on Julietta Mine construction, mainly on the mill facilities and also for underground mine development and tailings pond construction. During the construction / pre-production phase of the mine, approximately $3 million relating to interest expense was capitalized and $2.1 million of gold and silver sales revenue was credited to mine development costs. In an effort to achieve an early start to ore processing, a concerted effort was made to accelerate the mill and surface facilities construction during 2001 and as a result in early September, ore processing commenced at the Julietta Mine, two months ahead of schedule. On December 1, 2001, the Julietta Mine achieved commercial production after having met certain operational criteria for the preceding 30-day period. Commercial production was deemed to have commenced when the mine’s mill facility had processed ore for a 30 day period at a minimum of 75% of designed capacity and recoveries were within 75% of projections.

At the 2001 year-end, the Company included in its accounts $3 million (Cdn.$4.8 million) for performance fees payable to Orocon as certain agreed upon target costs and dates were met by Orocon in completing the Julietta Mine construction.To satisfy the obligation, the Company issued to Orocon a Cdn.$4.8 million convertible promissory note that was repayable in cash or shares, at the option of the Company (see Note 9 to the Notes to the Consolidated Financial Statements).

Included under acquisition, exploration and development in 2001 are $323,000 of expenditures incurred with respect to the Quebrada property, $96,000 spent on the Yarnell property and $517,000 expended towards the potential acquisition of new properties in Russia.

The Company in 2001 advanced $283,000 (2000 - $2.1 million) to affiliated companies in return for promissory notes. Of the $2.1 million advanced in 2000, $2 million was advanced to El Callao, an affiliate in which the Company sold its 45% interest in late 2000. As a result of this sale, the Company’s funding of its affiliated companies was substantially reduced in 2001.

During 2001, essentially all of the Crystallex shares received by the Company as partial consideration for the sale of its 45% interest in El Callao were sold for proceeds of $3.8 million.

Pursuant to an asset purchase agreement dated September 12, 2000, $14.8 million of debt owed to the Company by El Callao and a royalty payable by El Callao to the Company, equal to 2% of the cash flow from the Lo Increible gold property in Venezuela, was purchased by Crystallex for $7.6 million and a 1% net smelter return royalty. On September 13, 2000, the Company received $3 million of the $7.6 million, with the remaining $4.6 million of the purchase price to be paid in two installments.The first payment of $2.3 million was paid in March 2001 ($1 million paid in cash and $1.3 million in shares) and the second payment of $2.3 million was paid in September 2001.The 1% net smelter return royalty is payable to the Company from Crystallex’s share of gold production after 300,000 ounces of gold (approximately 41,000 ounces recovered by Crystallex as at September 30, 2002) have been produced from the Lo Increible property and provided that the quarterly average gold price is greater than $300 per ounce of gold.The 1% net smelter return royalty is carried at a value of $6 million and is included in other assets.

In 2000, the Company’s portion of Refugio capital expenditures totalled $4.5 million, of which $1.1 million related to the final payment on the new tertiary crushers that were purchased in 1999 and $2.1 million was incurred with respect to the expansion of the heap leach pads.The remainder of the expenditures related mainly to improvements made to the crushing plant.

During 2000, the Company expended approximately $22.8 million on the construction and development of the Julietta Mine, of which $4.1 million was paid to the mine contractor in shares of Bema. Mine construction began in earnest in the third quarter of 2000 with the erection of the mill building and the new camp facility. In addition, further improvements to the access road were completed in 2000. At December 31, 2000, capital commitments outstanding with respect to the Julietta project totalled approximately $17.6 million. Under acquisition, exploration and development expenditures are $648,000 incurred on the Quebrada property and Santiago office expenditures, $117,000 on the Yarnell property which was a significant decrease from the previous year due to reduced permitting activity in 2000 and $290,000 relating to exploration properties in Nevada.

In 2000, in order to fund a portion of the Company’s cash requirements, 10.5 million shares of Arizona Star were sold at an average price of Cdn.$0.82 per share for gross proceeds of $5.7 million.

Plan of Arrangement with EAGC Ventures Corp.

The Company and EAGC Ventures Corp. (“EAGC”), a TSX Venture Exchange listed company, entered into an arrangement agreement dated November 1, 2002 (the “Arrangement Agreement”) pursuant to which the Company agreed to acquire from the shareholders of EAGC all of the issued and outstanding common shares of EAGC on the basis of one common share of Bema for each common share of EAGC pursuant to a statutory plan of arrangement (the “Arrangement”). In addition, the Company agreed to issue to the holders of convertible securities of EAGC one common share of Bema in lieu of each common share of EAGC the holders would have received upon exercise of their convertible securities. Upon completion of the Arrangement EAGC will become a wholly owned subsidiary of the Company.

On October 24, 2002, EAGC, through a wholly-owned subsidiary, acquired from Petra Mining Limited (“Petmin”), a South African gold mining company, all of the issued and outstanding shares of Petmin’s wholly owned subsidiary, Petrex (Proprietary) Limited (“Petrex”), for aggregate consideration of $66.7 million. Petrex is a private South African holding company that owns all of the issued and outstanding shares of three active subsidiaries involved in the mining and extraction of gold on the East Rand Basin in Gauteng Province, South Africa. In order to complete the $66.7 million acquisition of Petrex, EAGC arranged a $35 million loan facility and a working capital facility equal to the Rand equivalent of $5 million from Standard Bank London Limited (“SBL”). Concurrent with the closing of the Petrex acquisition, EAGC closed the sale of 47,023,500 special warrants at a price of Cdn.$1.40 per special warrant for gross proceeds of approximately $42 million. Each special warrant is exercisable into one common share of EAGC and one-half share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of EAGC at a price of Cdn.$1.90 for a period of five years. Under the terms of the Arrangement Agreement, Bema acquired 11.2 million of the EAGC special warrants at a cost of $10 million.The Company also incurred $563,000 of costs relating to the arrangement transaction which at December 31, 2002 was included as part of the cost of the investment in EAGC.

Subsequently, on February 4, 2003, Bema reached an agreement with certain agents to arrange the private sale of the Company’s 11.2 million EAGC special warrants at a price of Cdn.$2.40 per special warrant for gross proceeds of Cdn.$26.8 million.

Risk and Uncertainties

Gold price

Bema’s earnings and cash flows from operations are dependent to a large extent on the price of gold as its revenues are derived primarily from gold mining.The spot price of gold is affected by many factors beyond the Company’s control, including demand for gold bullion, central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, changes in political and economic conditions, and the level of global gold production. In order to manage its exposure to fluctuations in the gold and silver price and mainly to satisfy project loan requirements, the Company periodically uses derivative financial instruments including forward contracts and options to mitigate the effect on the Company’s operating results. For 2003, approximately 91% of Bema’s projected production is protected against a decrease in the gold price through the use of put options and forward contracts. Put options offer downside protection while allowing the Company to participate in any gold price appreciation. Forward contracts are based on a fixed gold price and cap the price that will be received for ounces sold forward. In 2003, approximately 57% of Bema’s projected gold production is leveraged to an increase in the gold price of up to $350 per ounce and 43% is leveraged to an increase in the gold price above $400 per ounce. Future maximum committed gold ounces total approximately 21% of Bema’s gold reserves at the Julietta, Petrex and Refugio mines and approximately 5% of Bema’s total gold resources at December 31, 2002. Gold resources include the reserves and resources from the three mines as well as the Company’s share of the resources from the Cerro Casale and Pancho deposits.

Interest rate risks

The Company has entered into project loan agreements with respect to its Julietta Mine and Petrex Mines, that have a variable rate component that is based on the London Inter Bank Offered Rate (“LIBOR”) plus a fixed rate component. In order to mitigate the effect of a significant change in the LIBOR, the Company has entered into certain interest rate protection contracts for a portion of the principal amount outstanding.

Estimates of Reserves, Mineral Deposits and Production Costs

Mineral reserve and mineral resource estimates, although carefully prepared by Bema or in some instances prepared, reviewed or verified by independent mining experts, are estimates only and no assurance can be given that any particular level of recovery of gold from ore reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral resources and production costs can also be affected by such factors as environmental permitting, regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Ore reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Foreign Countries and Laws and Regulations

Bema’s most important assets are located in Russia, Chile and South Africa. Mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of Bema and may adversely affect its business.The Company’s acquisition of the Petrex Mines in 2003 has provided the Company with increased geographical diversification of its mining operations.

The business of gold mining involves many operational risks and hazards. Operations may be affected in varying degrees by government regulations with respect to restrictions on various areas, including production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.Through high operational standards, emphasis on training and continuous improvements, Bema has worked to reduce the mining risks at its mining operations. Russian corporate law is not extensively developed and is still very much evolving from the former Soviet times.There are corporate law requirements of a technical nature that are not complied with by significant numbers of Russian corporations, which rarely result in action being taken by the authorities.There is a risk, however, of arbitrary action being taken against any of such Russian corporations, including OMGC, due to these technical irregularities, and the result of such action could be materially adverse to OMGC and the Company.

Title matters

Only a small number of the mining claims in which Bema has an interest are held under governmental lease or patent. Accordingly, other parties may dispute Bema’s title to its mining and other interests. While Bema has diligently investigated title to all mineral claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.The properties may be subject to prior agreements or transfers or native land claims and title may be affected by undetected defects. If a title defect does exist, it is possible that Bema and / or its subsidiaries may lose all or part of its interest in properties to which the title defect relates.

The Julietta license confers upon OMGC the right to explore, develop and mine the Julietta deposit and the Julietta license area. As with many Russian mineral properties affected by the transitory nature of the legal system, there are certain issues relating to the Julietta project which may adversely affect OMGC’s interest. OMGC has taken and will continue to take all appropriate steps to protect its interest. Based on the documented support of all levels of the Russian government, including the extension of time for the fulfilment of certain obligations of the Julietta project, management believes that it is unlikely that OMGC’s interest in the project will be negatively impacted.

Exploration and Development

The costs and results of its exploration and development programs affect Bema’s profitability. As mines have limited lives based on proven and probable mineral reserves, Bema actively seeks to replace and expand its mineral reserves, primarily through exploration and development of its existing properties, but also through additional drilling at its Julietta Mine, Refugio Mine and Petrex Mines. Although Bema has been successful in the past in expanding its mineral reserves, there can be no assurance that the Company will be successful in the future.

Environmental

The current or future operations of Bema, including development activities, commencement of production on its properties, potential mining and processing operations and exploration activities require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. While the Company has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that these laws will not change in the future in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations.To the best of Bema’s knowledge, Bema is operating in compliance with all applicable environmental regulations.

Foreign currency exchange

Bema maintains its accounts in U.S. dollars. Bema’s operations in Russia, Chile and South Africa and, to a certain extent, its head office in Vancouver make it subject to foreign currency fluctuations and such fluctuations may materially affect Bema’s financial position and results. The Company’s operating results and cash flows are affected to a varying degree by changes in the U.S.$ / Canadian dollar exchange rate, the U.S.$ / Russian rouble exchange rate, the U.S.$ / Chilean peso exchange rate and in 2003, the U.S.$ / South African rand exchange rate.

The Company keeps a substantial amount of its cash in Canadian dollars as most, if not all, of the proceeds from equity financing undertaken by Bema are denominated in Canadian dollars.The Company purchases U.S. dollars only as the need arises in order to fund its exploration and development projects. Corporate expenditures are incurred mainly in Canadian dollars. In Russia, the currency risk is mitigated in that all of the revenue from the

Julietta Mine, the majority of the operating and capital expenditures and the Julietta project loans are denominated in U.S. dollars. In South Africa, as the majority of the Petrex Mines’ operating and capital expenditures are rand denominated, the Company has entered into rand denominated gold hedge contracts; hedging that is required under the Petrex project loan agreement. However, as the Company reports in U.S. dollars, any appreciation or devaluation in the South African currency vis-à-vis the U.S. dollar would have a corresponding increase or decrease in reported revenue and costs.

OUTLOOK

Based on the results from 2002, Bema is uniquely positioned for organic growth in 2003 and beyond, through increased gold production and exploration. Over the last decade, Bema has demonstrated an exceptional exploration track record and the ability to develop its assets to production.The Company has recently more than doubled its projected production for 2003 and discussions are currently underway with the joint venture partner to recommence production at Refugio in 2004. In 2003, the Company will be actively exploring six projects with over 145,000 metres of drilling planned.The Company is in a strong cash position, as the Company has as of the end of February 2003 approximately $30 million with the completion of the EAGC special warrant sale.The Company also enjoys exceptional leverage to increasing gold prices as well as excellent stock market liquidity. In 2003, annual production is projected to increase from 116,000 ounces to 270,000 ounces of gold as a result of the Company’s acquisition of the Petrex gold mining operations in South Africa.The Julietta Mine in 2003 is projected to produce 116,000 ounces of gold at an operating cost of $110 per ounce and a total cash cost of $155 per ounce. Following a six month ramp up, which is underway at the mill, the Petrex Mines are projected to produce 155,000 ounces of gold at a total cash cost of approximately $250 per ounce from February 14, 2003 onwards, being the completion date of the Arrangement with EAGC. When the ramp up is complete, the 10-year mine plan at Petrex is projecting approximately 200,000 ounces of gold production annually at a total cash cost of approximately $230 per ounce based on current U.S. dollar / South African rand exchange rates.The projected cash cost per ounce was determined based on an assumed exchange rate of 10 South African rands equal to one U.S. dollar, any appreciation or devaluation in the rand against the U.S. dollar would result in a corresponding increase or decrease in the reported cash cost per ounce for the Petrex Mines.

At the 50% owned Refugio Mine in Chile, based on excellent results from the current drill program at the Refugio Mine, the joint venture partners are discussing recommencing production in 2004 which would increase Bema’s projected annual production to approximately 400,000 ounces of gold. With the recent increase in the gold price, Bema and Kinross are currently reviewing the economic feasibility of recommencing mining at the Refugio Mine. As part of this review, a $4.5 million program consisting of exploration drilling, development drilling and metallurgical testing is currently in progress.The goal of this program is to increase the mineable reserves which will increase the mine life, and therefore improve project economics. Drilling and metallurgical test work began in the fourth quarter of 2002 and has continued in the first quarter of 2003. Included in the cost of this program is a bankable feasibility study targeted to be completed in the third quarter of 2003.

As the first of a regular annual review of reserves at the Julietta Mine, an updated reserve estimate for the Julietta Mine was completed internally by Bema at the end of April 2002.The updated reserve estimate was a recalculation of the mineable reserve from the feasibility study, based on vein grades and widths obtained from detailed sampling and development drifting for the mine.The updated reserve indicated that the Company was able to replace a substantial portion of the approximately 65,000 tonnes of ore mined to March 2002. Based on an extensive drill program conducted by the Company beginning in May 2002, the Company believes that it has replaced ore mined in 2002. A new resource and reserve study is currently being prepared and the results will be released when the study is completed.

Bema has planned exploration programs on six projects during 2003, including over 145,000 metres of drilling. Bema will be drilling targets at the Julietta Mine, the Petrex Mines and at the Refugio Mine as well as at the Divisadero property in El Salvador, the Monument Bay property in Manitoba, Canada and the Kupol gold and silver property, located in north-eastern Russia.

With respect to the Cerro Casale project, a joint venture between Bema (24%), Arizona Star Resource Corp. (25%) and Placer Dome Inc. (51%), Placer had previously completed a bankable feasibility study and secured the water rights for the project and in 2002 received approval from the Chilean regulatory authorities for the Cerro Casale Environmental Impact Study. Cerro Casale is one of the largest undeveloped gold and copper projects in the world and contains mineable proven and probable reserves of 23 million ounces of gold and 6 billion pounds of copper. Upon making a positive production decision, Placer must arrange and guarantee up to $1.3 billion of project financing and commence construction of the mine in order to retain their 51% interest.The joint venture partners plan on meeting in the near term to review the technical parameters and financability of the Cerro Casale project.

This management’s discussion and analysis includes forward looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties, including but not limited to those specifically discussed herein. Actual results in each case could differ materially from those currently anticipated in such statements.

 MANAGEMENT’S RESPONSIBILTY FOR FINANCIAL REPORTING

     The consolidated financial statements of Bema Gold Corporation and the information contained in the annual report have been prepared by and are the responsibility of the management of the Company.The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciled to United States GAAP as set out in note 18 and, where appropriate, reflect management’s best estimates and judgements based on currently available information.

     The Audit Committee of the Board of Directors, consisting of three members, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

     The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards.Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

     Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

AUDITORS’ REPORT

To the Shareholders of Bema Gold Corporation

     We have audited the consolidated balance sheets of Bema Gold Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002.These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards.Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
March 7, 2003

CONSOLIDATED BALANCE SHEETS

as at December 31
(in thousands of United States dollars)
	2002	2001
ASSETS
Current
Cash and cash equivalents	$16,658	$4,133
Accounts receivable	2,278	2,529
Marketable securities (Note 12)	3,272	2,352
Inventories (Note 2)	9,519	6,405
Other	892	147

	32,619	15,566
Investments (Note 5)	12,664	2,525
Property, plant and equipment (Note 6)	146,711	149,160
Other assets (Note 7)	11,787	15,341

	$203,781	$182,592

LIABILITIES
Current
Accounts payable	$3,979	$5,426
Current portion of long-term debt (Note 8)	11,167	9,584

	15,146	15,010
Deferred derivative revenue and liability (Note 11)	1,045	103
Long-term debt (Note 8)	18,250	33,910
Other liabilities	3,511	3,937
Non-controlling interest	892	–

	38,844	52,960

SHAREHOLDERS’ EQUITY
Capital stock (Note 10)
Authorized
Unlimited number of common shares with no par value
Issued
255,997,194 common shares (2001 – 184,838,770)	317,494	265,080
Equity portion of convertible debt (Note 9)	–	13,697
Deficit	(152,557)	(149,145)

	164,937	129,632

	$203,781	$182,592

Commitments (Notes 6 and 11)
Subsequent events (Note 3)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31
(in thousands of United States dollars, except shares and per share amounts)

	2002	2001	2000

Gold revenue	$36,286	$21,209	$30,630

Expenses (Income)
Operating costs	18,519	16,639	25,849
Depreciation and depletion	12,352	5,745	6,940
Insurance proceeds	(28)	(361)	(3,507)
Write-down of inventory	–	2,248	–
Other	386	845	(522)

	31,229	25,116	28,760
Arbitration settlement (Note 6)	(4,169)	–	–

	27,060	25,116	28,760

Operating earnings (loss)	9,226	(3,907)	1,870

Other expenses (Income)
General and administrative	3,821	2,844	3,051
Interest on long-term debt	4,089	1,200	1,799
Amortization of deferred financing costs	2,836	2,231	1,512
General exploration	284	304	442
Other	2,292	1,277	509

	13,322	7,856	7,313

Loss before the undernoted items	4,096	11,763	5,443

Equity in losses of associated companies	424	129	779
Investment (gains) losses (Notes 5 and 12)	(1,957)	(554)	9,331
Write-down of investments (Notes 4 and 5)	–	–	11,773
Write-down of mineral properties (Note 6)	–	–	22,565
Write-down of notes receivable (Note 4)	–	–	1,248

Loss before income taxes	2,563	11,338	51,139

Current income taxes	561	–	–

Loss for the year	$3,124	$11,338	$51,139

Net loss per common share – basic and diluted	$0.02	$0.07	$0.36

Weighted average number of common shares outstanding
(in thousands)	220,384	166,750	142,836

See accompanying notes
to consolidated financial
statements.

CONSOLIDATED STATEMENTS OF DEFICIT

for the years ended December 31
(in thousands of United States dollars)

	2002	2001	2000

Deficit, beginning of year	$149,145	$137,188	$85,041

Loss for the year	3,124	11,338	51,139

Charges related to convertible debt (Note 9)	288	619	1,008

Deficit, end of year	$152,557	$149,145	$137,188

See accompanying notes
to consolidated financial
statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31
(in thousands of United States dollars)

	2002	2001	2000
Operating activities
Loss for the year	$(3,124)	$(11,338)	$(51,139)
Non-cash charges (credits)
Depreciation and depletion	12,352	5,810	7,331
Amortization of deferred financing costs	2,836	2,231	1,512
Equity in losses of associated companies	424	100	928
Derivative instruments	942	(1,696)	(1,469)
Investment losses (gains)	(1,957)	(554)	9,331
Write-down of investments	–	–	11,773
Write-down of mineral properties	–	–	22,565
Write-down of inventory	–	2,248	–
Write-down of notes receivable	–	–	1,248
Other	1,616	673	676
Changes in non-cash working capital (Note 16)	(2,760)	2,388	(2,090)

	10,329	(138)	666

Financing activities
Common shares issued, net of issue costs (Note 10)	35,872	4,609	–
Subsidiary shares issued (Note 5)	1,540	–	–
Special warrants issued, net of issue costs (Note 10)	–	–	2,953
Convertible loan, net proceeds (Note 9)	–	–	7,593
Julietta project loans and overrun facility	–	21,200	17,800
Julietta project loan repayments	(5,583)	–	–
Refugio loan repayments	(4,000)	(8,000)	(6,000)
Refugio joint venture partner loan repayment	(2,000)	–	–
Deferred financing costs	–	(1,840)	(4,758)
Capital lease repayments	–	(438)	(850)
Other	(1,345)	135	–

	24,484	15,666	16,738

Investing activities
Arbitration settlement (Note 6)	5,512	–	–
Refugio Mine	(446)	(111)	(4,544)
Julietta development and construction	(2,435)	(20,064)	(18,706)
Julietta Mine	(2,519)	–	–
Acquisition, exploration and development	(10,829)	(1,082)	(1,136)
Promissory notes issued by associated companies, net	(113)	(283)	(2,120)
Purchase of marketable securities	(1,039)	–	–
Proceeds on sale of investments and marketable securities	1,048	3,751	5,892
Investment in EAGC Ventures Corp. (Notes 3 and 5)	(10,563)	–	–
Proceeds from the sale of notes receivable	–	3,300	3,000
Acquisition of Consolidated Puma Minerals Corp. (Note 5)	(671)	–	–
Restricted cash	–	–	484
Other	(137)	(132)	(453)

	(22,192)	(14,621)	(17,583)

Effect of exchange rate changes on cash and cash equivalents	(96)	1	4

Increase (decrease) in cash and cash equivalents	12,525	908	(175)
Cash and cash equivalents, beginning of year	4,133	3,225	3,400

Cash and cash equivalents, end of year	$16,658	$4,133	$3,225

Supplementary cashflow information (Note 16)

See accompanying notes
to consolidated financial
statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bema Gold Corporation (“Bema”), its subsidiary companies and joint ventures (collectively “the Company”) are engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Russia and Chile with exploration activities in Canada, Chile, Russia and the United States.

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. As described in Note 18, these principles differ in certain material respects from accounting principles generally accepted in the United States.

The United States dollar is the principal currency of the Company’s business; accordingly, these consolidated financial statements are expressed in United States dollars.

Use of estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation
These consolidated financial statements include the accounts of Bema and its subsidiaries and a proportionate share of the assets, liabilities, revenues and expenses of incorporated joint ventures in which the Company has an interest. Joint ventures of the Company include: Compania Minera Maricunga (“CMM”), Compania Minera Casale (“CMC”) and Compania Minera San Damian (“San Damian”). Intercompany balances and transactions are eliminated on consolidation.

Cash and cash equivalents
Cash and cash equivalents include all highly liquid money market instruments which have a term to maturity of three months or less at the acquisition date.

Marketable securities
Marketable securities are carried at the lower of cost or quoted market value.

Inventories
Gold inventories are valued at the lower of average production cost or net realizable value. In-process inventories are valued at the lower of moving average cost or net realizable value. Materials and supplies inventories are valued at the lower of average cost or current replacement cost.

Investments
Investments in companies over which the Company can exercise significant influence are accounted for using the equity method.The excess of the cost of these investments over the related underlying equity in the net assets of the investee companies at the time of purchase relates to specific mineral exploration properties. Other long-term investments are carried at the lower of cost or estimated net realizable value.

Property, plant and equipment
Mine property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Mine property, plant and machinery are amortized over the life of the mine by the unit-of-production method based on proven and probable reserves and mineralization expected to be classified as reserves. Mining equipment is depreciated on a straight-line basis, net of residual value, over the estimated useful life of the asset. Prior to commercial production, pre-production expenditures and start-up costs, net of revenue, are capitalized to plant and equipment.

Commercial production is deemed to have commenced on the first day of a calendar month following a 30 day period where the mine’s mill facility has processed ore at a minimum of 75% of designed capacity and recoveries are within 75% of projections.

The cost of mineral properties includes direct exploration and development costs including administrative expenses and certain deferred costs that can be directly related to specific projects. Interest and financing costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.

Some of the Company’s properties are in the exploration and development stage and have not yet attained commercial production.The ultimate realization of the carrying value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties.

Exploration and associated costs relating to non-specific projects / properties are expensed in the period incurred. Significant property acquisition, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production. Costs related to properties abandoned are written-off when it is determined that the property has no continuing value.

Property evaluations
The Company reviews and evaluates the recoverability of property, plant and equipment on a periodic basis. Estimated future net cash flows, on an undiscounted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and mineralization expected to be classified as reserves); estimated future gold realization (considering historical and current prices, price trends and related factors); and operating capital and reclamation costs. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows are less than the carrying value.

Estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment.

Revenue recognition
Revenue is recorded at the estimated net realizable value when title has passed. Adjustments to these amounts are made after final prices, weights and assays are established. Silver revenues are recorded as a cost recovery.The Company may fix the price it will receive for part or all of its production by entering into forward or option contracts.

Commodity instruments
The Company uses derivative financial instruments including forward and option contracts as required under project loan documents to manage its exposure to fluctuations in the market price of gold. These instruments are intended to reduce or eliminate the risk of falling prices on the Company’s future gold production. Gains and losses on forward and option contracts are recognized in gold sales revenue when the related designated production is sold. Option premiums paid or received are deferred and recognized in gold sales revenue when the designated production relating to the hedging transaction occurs.

The Company formally documents all relationships between hedging instruments and hedged items.This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Company also enters into interest rate swaps as required under project loan documents in order to reduce the impact of fluctuating interest rates on its long-term debt.These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based.The Company designates its interest rate hedge agreements as cash-flow hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps.

Realized and unrealized gains or losses associated with derivative instruments which have been terminated or cease to be effective prior to maturity, are deferred and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

Deferred financing costs
Financing costs incurred on issuance of debt are deferred and charged against earnings over the term of the indebtedness except for those amounts capitalized to mineral properties.

Reclamation costs
A provision for estimated future reclamation and mine closure costs is provided for over the life of the operation. Costs related to ongoing operations are expensed when incurred.

Foreign currency translation
The accounts of subsidiaries and associated companies, not reporting in U.S. dollars, which are all integrated operations, are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings except for depletion and amortization of plant, property and equipment which are translated at the same rates as the assets to which they relate. Exchange gains and losses are included in income for the year.

Convertible debt instruments
The equity and financial liability components of convertible debt instruments are presented separately in accordance with their substance.The financial liability component is accreted by way of a charge to earnings and interest payments are applied against the accrued financial liability. Accretion of the equity component is recorded as a direct charge to deficit. Financing costs related to and offset against the equity component of convertible debt are amortized as a charge to deficit over the term of the related instrument. Interest, payable in shares, is charged directly to deficit.The principal amount of convertible debt instruments is shown net of financing charges.

Future income taxes
The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes.The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock option plan
Effective January 1, 2002, the Company adopted a new accounting standard for stock based compensation.The Company follows the intrinsic value method of accounting for the granting of stock options. Under this method, no compensation expense is recognized if the exercise price of the stock options that are granted to employees and directors is set at market value on the date of the grant. Entities that do not apply the fair value based method of accounting are required to disclose for each period for which an income statement is provided, the pro forma net income and basic and diluted net income per share as if the fair value based accounting method had been used to account for stock-based compensation.The granting of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting. Consideration paid for shares on exercise of the share options is credited to capital stock.

Loss per share
Loss per common share is calculated using the weighted average number of common shares outstanding during each year. Diluted loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use these proceeds to purchase its common shares at their average market price during the period.

2. INVENTORIES

	2002	2001

Gold and silver bullion	$1,795	$1,095
Stock-pile inventory	773	1,185
In-process inventories	815	1,479
Materials and supplies	6,136	2,646

	$9,519	$6,405

During 2001, based on an assessment by the Refugio Mine operator, a provision for obsolescence with respect to the supplies inventory was charged to operations, of which the Company’s share was $2.2 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. PLAN OF ARRANGEMENT WITH EAGC VENTURES CORP.

The Company and EAGC Ventures Corp. (“EAGC”), a TSX Venture Exchange listed company, entered into an arrangement agreement dated November 1, 2002 (the “Arrangement Agreement”) pursuant to which the Company agreed to acquire from the shareholders of EAGC all of the issued and outstanding common shares of EAGC on the basis of one common share of Bema for each common share of EAGC pursuant to a statutory plan of arrangement (the “Arrangement”). In addition, the Company agreed to issue to the holders of convertible securities of EAGC one common share of Bema in lieu of each common share of EAGC such holder would have received upon exercise of their convertible securities. Upon completion of the Arrangement EAGC will become a wholly-owned subsidiary of the Company.This transaction will be accounted for using the purchase method.

On October 24, 2002, EAGC, through a wholly-owned subsidiary, acquired from Petra Mining Limited (“Petmin”), a South African gold mining company the shares of which are listed on the JSE Securities Exchange of South Africa, all of the issued and outstanding shares of Petmin’s wholly owned subsidiary, Petrex (Proprietary) Limited (“Petrex”), for aggregate consideration of $66.7 million. Petrex is a private South African holding company that owns all of the issued and outstanding shares of three active subsidiaries involved in the mining and extraction of gold on the East Rand Basin in Gauteng Province, South Africa.

In order to complete the $66.7 million acquisition of Petrex, EAGC arranged a $35 million loan facility and a working capital facility equal to the Rand equivalent of $5 million from a syndicate of banks led by Standard Bank London Limited (“SBL”). In connection with this facility, EAGC issued share purchase warrants (“Bank Warrants”) to SBL entitling SBL to acquire 1.5 million common shares of EAGC at a price of Cdn.$1.40 per share until October 24, 2007. Concurrent with the closing of the Petrex acquisition, EAGC closed the sale of 47,023,500 special warrants at a price of Cdn.$1.40 per special warrant for gross proceeds of approximately $42 million. Each special warrant is exercisable into one common share of EAGC and one-half share of a share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of EAGC at a price of Cdn.$1.90 for a period of five years. Under the terms of the Arrangement Agreement, Bema acquired 11.2 million of the EAGC special warrants at a cost of $10 million.

Endeavour Financial Corporation (“Endeavour Financial”) is acting as a financial advisor for both Bema and EAGC on the Arrangement and will receive a success fee equal to 1% and 2% of the total transaction value of the Arrangement from each of Bema and EAGC, respectively, on closing of the transaction. A director of Endeavour Financial is also a director of both the Company and EAGC. Endeavour Financial has agreed that both fees may be paid in common shares of Bema, subject to regulatory approval.

Subsequently, on February 4, 2003, Bema reached an agreement with certain agents to arrange the private sale of Bema’s 11.2 million EAGC special warrants at a price of Cdn.$2.40 per special warrant for gross proceeds of Cdn.$26.8 million.

Effective February 14, 2003, the Arrangement was completed and as a result Bema:

  issued (or made available for issue) 62,854,305 Bema shares for every one common share outstanding of EAGC;
  issued and posted for trading on the TSE 23,861,750 share purchase warrants, representing the assumed obligations of Bema under 23,861,750 EAGC warrants.The listed warrants trade as warrants of Bema with each warrant exercisable into one common share of the Company at a price of Cdn.$1.90 per share until October 22, 2007. In addition, Bema assumed the obligations under 1.5 million EAGC Bank Warrants;
  exchanged 1,250,000 EAGC stock options, exercisable at a price of Cdn.$1.40 per share until October 24, 2007, into Bema options having substantially the same terms as the EAGC options.
4. DISPOSAL OF EL CALLAO MINING CORP.

On September 12, 2000, the Company entered into agreements to sell to Crystallex International Corporation (“Crystallex”) its 45% equity interest in El Callao Mining Corp. (“El Callao”) and certain debt and royalty rights held in respect of El Callao and the Lo Increible property.

Effective February 26, 2001, the Company closed the sale and tendered its 20.7 million El Callao shares in consideration for 1.38 million Crystallex shares valued at approximately $1.2 million. In addition, $14.8 million of debt owed to the Company by El Callao and the Company’s 2% cash flow royalty from the Lo Increible property were purchased by Crystallex for $7.6 million and a 1% net smelter return royalty. On September 13, 2000, Crystallex had taken an interim position in the Company’s loan to El Callao by purchasing $3 million of the debt.

The remaining $4.6 million of the purchase price was paid in two installments, of which $1.3 million was paid in shares of Crystallex.The shares of Crystallex were disposed of during the year ended December 31, 2001.

The 1% net smelter return royalty is payable to the Company from Crystallex’s share of gold production after 300,000 ounces of gold have been produced from the Lo Increible property and provided that the quarterly average gold price is greater than $300 per ounce of gold.The 1% net smelter return royalty is carried at $6 million and is included in other assets (Note 7).

During 2000, the Company wrote-down its investment in and receivable from El Callao by $10.3 million and $1.2 million respectively, to their estimated net recoverable amounts. In connection with the sale, the Company paid Endeavour Financial, a transaction fee of $194,000 or 2% of the value paid by Crystallex.

5. INVESTMENTS

		2002			2001

	Carrying			Carrying
	value	Market	Ownership	value	Market	Ownership

Investments carried on an equity basis:
Victoria	$644	$337	42%	$1,068	$167	42%
Other	–	223		–	152
Investments carried on a cost basis:
Arizona Star	1,457	3,979	5%	1,457	801	5%

	2,101	$4,539		2,525	$1,120

EAGC special warrants and deferrred
EAGC acquisition costs (Note 3)	10,563			–

	$12,664			$2,525

Consolidated Puma Minerals Corp.
Effective August 22, 2002, pursuant to an Assignment agreement dated May 17, 2002, the Company assigned all of its rights to earn up to a 90% interest in the East Pansky platinum-palladium property (“East Pansky”), located in the the Kola peninsula of Western Russia, to Consolidated Puma Minerals Corp. (“Puma”), an affiliate of the Company.

In consideration, the Company received 4 million common shares of Puma as reimbursement for $641,000 of the Company’s expenditures related to the East Pansky property. In addition, the Assignment agreement provided for the settlement by Puma of $2,845,000 (Cdn.$4,433,000) of accumulated debt owed to Bema by the issuance to Bema of 13 million common shares.The Company had previously set up bad debt provisions of $2,815,000 against this debt in 1998 and 2000. Concurrent with the closing of the transaction, Puma completed an equity financing by issuing 6 million Puma shares for gross proceeds of $1.5 million (Cdn.$2.4 million).

Upon the completion of this transaction, the Company’s ownership interest in Puma increased from 33% to 64%. Until August 22, 2002, the Company had accounted for its investment in Puma as an equity investment which had a carrying value on an equity accounting basis of $Nil. Since that date, the results of Puma have been consolidated with those of the Company.The above transaction has been accounted for using the purchase method as follows:

Assets acquired
Current assets	$17
Mineral property	731

748
Liabilities assumed
Current liabilities	(26)
Outstanding minority interest in net assets	(51)

$671

Consideration given
Conversion of notes payable, net of bad debt provisions	$30
Acquisition costs	641

$671

Included in investment gains in 2002 is a gain of $1.1 million which represents the Company’s share of the proceeds received by Puma from the issuance of common shares by Puma to unrelated third parties. At December 31, 2002, the market value of Bema’s investment in Puma was approximately $2.9 million.

Arizona Star Resource Corp.
During 2000, the Company sold 10.5 million shares of Arizona Star Resource Corp. (“Arizona Star”) for net proceeds of $5.7 million, reducing the Company’s ownership interest from 32% to 5%.This resulted in a loss on disposal of $9.4 million. Effective November 20, 2000, as a result of the reduction in ownership interest, the Company changed its method of accounting for its investment in Arizona Star from an equity to a cost basis. At December 31, 2000, the carrying value of the Company’s remaining investment in Arizona Star was written down by $1.5 million.

Victoria Resource Corporation
Prior to November 15, 2000, the Company consolidated the accounts of Victoria Resource Corporation (“Victoria”). On November 15, 2000, when the Company’s shareholding in Victoria fell below 50%, the Company began accounting for its investment in Victoria on an equity basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. PROPERTY, PLANT AND EQUIPMENT

	2002	2001
Julietta Mine
Plant and equipment	$24,797	$22,829
Development	58,018	57,467
Accumulated depreciation and depletion	(12,478)	(775)

	70,337	79,521

Refugio Mine
Plant and equipment	65,539	70,169
Development	40,047	39,485
Accumulated depreciation, depletion
and write-down	(82,149)	(81,155)

	23,437	28,499

Development properties
Aldebaran	19,565	19,565
Yarnell	10,694	10,622

	30,259	30,187

Exploration properties
Quebrada Seca	8,616	8,472
Kupol	8,684	–
East Pansky (Note 5)	1,770	–
Monument Bay	1,575	–
Other	1,907	2,338

	22,552	10,810

Office furniture and equipment	622	584
Accumulated depreciation	(496)	(441)

	126	143

	$146,711	$149,160

Julietta Mine
On September 18, 2001, the Company and its 79% owned Russian subsidiary, Omsukchansk Mining and Geological Company (“OMGC”) announced that the construction of the Julietta Mine had been completed. On December 1, 2001, the Julietta Mine commenced commercial production. During the eleven months ended November 30, 2001 and for the year ended December 31, 2000, approximately $3 million and $596,000 of interest expense, respectively, was capitalized to mine development costs. During the pre-production start-up period, approximately $2.1 million of gold and silver sales revenue was credited to preproduction operating costs in 2001.

As with many Russian mineral properties affected by the transitory and uncertain nature of the Russian legal system, there are certain issues relating to the Julietta project which may adversely affect OMGC’s interest. OMGC has taken, and will continue to take, all appropriate steps to protect its interest. Based on the documented support of all levels of the Russian government, including the extension of time for the fulfilment of certain conditions of the Julietta project, management believes that it is unlikely that OMGC’s interest in the project will be negatively impacted.

Refugio Mine
With the recent increase in the gold price, the Company and its joint venture partner, Kinross Gold Corporation (“Kinross”), are currently reviewing the economic feasibility of recommencing mining at the Refugio Mine. As part of this review, a $4.5 million program consisting of exploration drilling, development drilling and metallurgical test work has been approved by the Company and Kinross.The goal of this program is to increase the mineable reserves which will increase the mine life and, therefore improve project economics. Drilling and metallurgical test work commenced during the fourth quarter of 2002 and will continue in the first quarter of 2003. Based on this program, an economic study will be completed in the third quarter of 2003 with the objective of recommencing full production at Refugio in early 2004.

In May 2002, CMM, the Company’s 50% owned joint venture in Chile, received a favourable ruling, settled by binding arbitration, on its claim against the construction contractor for damages relating to the original construction of the Refugio Mine.The net award to CMM approximated $21 million (Bema’s share - $10.5 million).The Company’s share of the award settlement relating to consequential damages (lost profit) totalling $4.2 million, which was net of deferred arbitration costs of $833,000, was credited to operating earnings.The remainder of the award settlement relating to repairs and maintenance totalling $4.5 million, which was net of deferred arbitration costs of $918,000, was credited against the carrying value of the Refugio Mine.

Due to the low gold price and the requirement for capital to build leach pads, the Company and Kinross agreed to cease mining effective June 1, 2001 and placed the Refugio Mine on care and maintenance pending higher gold prices. Gold production from the mine continued for the remainder of 2001 and into the second quarter of 2002 from residual leaching of the heap leach pads. During 2001, leased mining equipment at the Refugio Mine was returned to vendors and the lease contracts terminated resulting in the elimination of any further financial obligations under the leases.

At December 31, 2000, the Company wrote-down the carrying value of its Refugio Mine by $20 million to its estimated net recoverable value, based on a long-term gold price assumption of $300 per ounce.

Aldebaran property
On October 26, 1997, Bema and Arizona Star entered into an agreement with Placer Dome Inc. (“Placer”) allowing Placer to acquire a 51% interest in the Aldebaran property which hosts the Cerro Casale deposit and an adjacent property. The Aldebaran property is currently owned 51% by Placer, 24% by Bema and 25% by Arizona Star. Placer has completed a feasibility study and under the terms of the January 1998 Shareholders’ Agreement has the following remaining obligations to complete in order to retain its 51% interest:

  secure up to $1.3 billion of financing for mine construction, including $200 million of equity in the project on behalf of all the partners, within 12 months of metal prices reaching a level that allows for a minimum of 50% third party financing;
  arrange senior project financing for at least 50% of the capital cost and provide a completion guarantee of up to $1.1 billion in respect thereof;
  provide subordinated debt to the extent that the senior project financing is less than $1.1 billion; and
  commence construction of the mine.

Upon satisfying the above terms, Placer will unconditionally own 51% of the Aldebaran property. Discussions are continuing with Placer regarding what metal prices would be required for the project to become financeable. If the project is financeable and Placer elects not to proceed, Placer will then have no further interest in the Aldebaran property and its 51% interest will then revert back to Bema and Arizona Star.

Kupol property
On December 18, 2002, the Company announced that it had completed the terms of a definitive agreement with the Government of Chukotka, an autonomous Okrug (region) in northeast Russia, to acquire up to a 75% interest in the Kupol gold and silver project.The Company can acquire a 75% interest on the following basis: (i) an initial 20% interest by paying $8 million cash (completed) and expending a minimum of $5 million on exploration on the Kupol property over the next twelve months; (ii) a further 10% interest by paying $12.5 million in cash within twelve months of the initial payment; (iii) an additional 10% interest by paying $10 million in cash within 24 months of the initial payment and expending an additional $5 million on exploration during year two of the definitive agreement; and (iv) the final 35% interest by completing a bankable feasibility study and by paying $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the feasibility study (within 90 days of the completion of the feasibility study). Within 12 months of completion of the feasibility study, Bema is required to draw down the required financing and commence mine construction. Upon commencement of mine construction, the Company will pay a further $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibilty study.The Company has also entered into a finder’s fee agreement with an arm’s length third party pursuant to which it will pay, subject to regulatory approval, a finder’s fee in the aggregate amount of up to $1.35 million.

East Pansky property
Puma can earn up to a 90% interest in the East Pansky Property (Note 5) by providing to the underlying property vendors:

  2 million shares upon closing to cover an initial $300,000 payment (completed);
  $500,000 in cash or shares of Puma (at Puma’s election) within 30 days of completing $2 million in exploration expenditures on the property or May 24, 2004 (whichever is earlier);
  $500,000 per year in cash or shares (at Puma’s election) on each anniversary date of the payment referred to in the preceding paragraph, until a feasibility study is completed;
  pay upon completion of a feasibility study, in cash or shares (at Puma’s election), an amount equal to $3 per oz of recoverable platinum group element (“PGE”) as per the feasibility study, provided such amount shall not exceed $9 million and shall not be less than $3 million. Payments made under the preceding paragraph are to be deducted from such amounts;
  pay until commencement of commercial production (“CCP”) from the property, $500,000 in cash or shares (at Puma’s election) each year on the anniversary date of the payment referred to in the preceding paragraph above until CCP occurs;
  pay within 6 months of CCP, $5 million in cash or shares (at Puma’s election) less the amounts paid in the preceding paragraph or, alternatively, at Puma’s election, pay $3 million plus an amount equal to a 2% net smelter royalty.

Once the above requirements are met, Puma will have earned an effective 72% interest in the East Pansky property and at any time following CCP from the property will have the further right, but not the obligation, to obtain an additional 18% by granting an underlying property vendor a 2% net smelter return royalty interest from the property.

Monument Bay property
On January 29, 2002, the Company announced that it had entered into an option agreement to acquire up to a 70% interest in the Monument Bay gold property, located in northeastern Manitoba, from Wolfden Resources Inc. (“Wolfden”). An initial payment of Cdn.$25,000 to Wolfden, together with the issuance of 150,000 common shares of the Company was made upon signing a formal option agreement.The Company can earn its 70% interest in two stages. An initial 51% can be earned by spending Cdn.$3 million by December 31, 2005 and by making annual payments of Cdn.$50,000. In the first quarter of 2003, the Company completed the first of the two stages, earning a 51% interest in the property.The remaining 19% may be earned upon the Company spending an additional Cdn.$3 million by September 3, 2005 and making payments totalling Cdn.$150,000.

Other properties
During 2000, the carrying value of the Friday property located in the United States was completely written off resulting in a charge of $2.6 million.

7. OTHER ASSETS

	2002	2001
Deferred financing costs, net of amortization
Julietta	$3,654	$5,358
Refugio	–	1,132
Net smelter royalty (Note 4)	6,024	6,024
Refundable value added tax
Russia	1,743	732
Chile	232	244
Deferred arbitration costs (Note 6)	–	1,748
Other	134	103

	$11,787	$15,341

8. LONG-TERM DEBT

	2002	2001
Julietta
Project loans	$29,417	$35,000
Overrun facility (Note 9)	–	2,494
Refugio project loan	–	4,000
Refugio joint venture partner loan	–	2,000

	29,417	43,494

Less: current portion	11,167	9,584

	$18,250	$33,910

Julietta project loans and overrun facility
In September 2000, the Company’s subsidiary, OMGC, entered into project loan agreements totaling $35 million to be used for the construction of the Julietta Mine located in far eastern Russia.The project loans consisted of a $25 million loan (“Project Loan Facility”) from the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HVB Group and Standard Bank London Limited (the “Underwriters”) plus an A loan of $8.5 million and a C loan of $1.5 million from the International Finance Corporation (“IFC”), a member of the World Bank Group.

The Project Loan Facility and the IFC A loan are repayable in six equal semi-annual instalments over a 3 year period with the first payment having been made on September 15, 2002.The current interest rate is the London Inter Bank Offered Rate (“LIBOR”) plus six percent per annum and reduces to LIBOR plus four and one half percent after economic completion as defined.The loans are collateralized by charges, contracts and rights typical of a project financing of this nature.The Company is required to guarantee all obligations until the Julietta Mine achieves economic completion by fulfilling certain mechanical and economic tests and a debt service reserve of six months principal and interest has been funded. Political risk insurance must also be carried on the total amount of the Project Loan Facility. In addition, OMGC and the Company must maintain certain minimum net worth levels and restrictions on additional indebtedness as well as compliance with other covenants typical of a project financing of this nature.The loans are convertible between dollar and gold borrowings at the Company’s option.

The IFC C loan has an annual interest rate that is the greater of 13% or 1.5% of OMGC’s EBITDA (net income plus depreciation, amortization, taxes, interest expense and all other non-cash deductions).The C loan can also be extended at the option of the IFC to mature on September 28, 2007.

On November 23, 1999, the Company announced that it had agreed to terms with the Underwriters for a $5 million convertible note facility available for construction cost overrun protection at the Julietta project. In October and November of 2001, the Company drew down $4 million of the facility by issuing senior secured convertible notes to the lenders.The Underwriters had the option to convert the principal amount at any time based on a conversion price of Cdn.$0.85 per common share (the “Conversion Price”). In accordance with generally accepted accounting principles with respect to financial instruments, the facility was split between its debt and equity components (Note 9). During 2002, the Underwriters converted the $4 million overrun facility into 6,917,646 common shares of the Company (Note 10). In May and June 2002, the Company also issued 392,754 common shares to the Underwriters in payment of interest totalling $227,000 on the overrun facility.

In connection with the Project Loan Facility, the Company granted the Underwriters and the IFC warrants to purchase 1,050,000 common shares of the Company for five years at an exercise price of Cdn.$0.45 per share of which 300,000 warrants were exercised by the IFC in 2002. Also, the Company had granted an additional 1.5 million warrants to the IFC, having an exercise price of Cdn.$1.00 per share to September 25, 2005, which were all exercised by the IFC in December 2002.

Refugio project loan
The Refugio project loan consisted of a credit facility with Barclays Bank PLC (“Barclays”) which was interest bearing at LIBOR plus a margin of 1.75% per annum.The original repayment schedule of the loan was amended in early 2001 and further amended in 2002, based on negotiations between the Company and Barclays relating to a decision to suspend mining at Refugio.The scheduled principal payments for 2001 were increased from $6 million to $8 million taking into account the Company’s projected future cash inflows. During 2002, the remaining outstanding principal balance of $4 million was repaid.

Refugio joint venture partner loan
In 1996, Bema Gold (Bermuda) Ltd. was advanced $2 million from its CMM joint venture partner, which was repayable from future cash distributions by CMM and was interest bearing at LIBOR plus 2% per annum. On December 20, 2002, the loan was repaid, along with accrued interest of $970,000, from funds received from the Fluor Daniel award settlement.

9. CONVERTIBLE DEBT

	2002	2001

Loan facility maturing December 31, 2002	$–	$5,040
Loan facility maturing December 31, 2004	–	4,000
Equity portion of Julietta overrun facility (Note 8)	–	1,621
Orocon promissory note	–	3,036

	$–	$13,697

Loan facility maturing December 31, 2002
On August 12, 1999, the Company established a $5 million convertible loan facility with Resource Capital Fund L.P. (“RCF”).The facility was available to Bema in two tranches of $2.5 million each and was fully drawn down by December 31, 1999.The facility was convertible at RCF’s option at any time, with the first tranche convertible at a price of Cdn.$1.07 per share and the second tranche convertible at Cdn.$1.16 per share (“Conversion Price”).The exchange rate on conversion was fixed at a rate of Cdn.$1.45 per U.S.$1. Interest was 6% per annum, payable annually in cash or at Bema’s option in shares.The Company issued 1,267,742 common shares in 2001 and 572,534 common shares in 2000 to RCF in payment of interest on the facility.

In April and May 2002, RCF converted the $5 million loan facility into 6,512,850 common shares of the Company.

Loan facility maturing December 31, 2004
On July 13, 2000, the Company established a $4 million convertible loan facility with RCF.The facility was convertible at RCF’s option at any time at a conversion price of Cdn.$0.95 per share.The exchange rate on conversion was fixed at a rate of Cdn.$1.47 per U.S.$1. Interest on the facility was LIBOR plus 1% per annum, payable annually in cash or at Bema’s option in shares. In 2001, the Company issued 1,259,607 common shares to RCF in payment of interest on the facility. In connection with the facility, Bema paid RCF an establishment fee of $60,000 and issued to RCF 1,777,778 share purchase warrants, having a four year term and an exercise price of Cdn.$1.10 per share.

During 2002, RCF converted the $4 million loan facility into 6,189,472 common shares of the Company.

Orocon promissory note
Pursuant to an agreement dated July 1, 2000, the Company had issued a Cdn. $4.8 million convertible promissory note to Orocon Inc. (“Orocon”), the construction contractor of the Julietta Mine, to satisfy certain performance related obligations.The convertible promissory note was non-interest bearing and unsecured. The promissory note was repayable in cash or, at the option of the Company, in shares. On May 2, 2002, the Company issued 4,149,813 common shares to Orocon upon full conversion of the note.

10. CAPITAL STOCK

	2002		2001		2000
	Shares	Amount	Shares	Amount	Shares	Amount
	(‘000’s)		(‘000’s)		(‘000’s)

Balance, beginning of year	184,839	$265,080	159,056	$258,191	128,009	$244,311
Issued during the year
For cash, net of costs (i)	30,207	27,333	16,100	4,598	10,000	6,058
For cash on exercise of warrants	13,443	7,513	–	–	–	–
For cash on exercise of directors’ and employees’
stock options	2,938	1,026	–	–	–	–
On conversion of convertible debt:
Convertible debt interest (Note 9)	393	227	2,527	585	572	243
RCF facility (Note 9)	12,702	9,000	–	–	–	–
Orocon (Note 9 & (v))	4,150	3,067	–	–	8,914	4,050
Overrun facility (Note 9)	6,918	4,000	–	–	–	–
Bridge loan (iii)	–	–	3,388	738	8,884	2,018
Promissory note (ii)	–	–	2,749	718	–	–
Endeavour Capital (iv)	–	–	–	–	2,448	1,361
Other	407	248	1,019	250	229	150

Balance, end of year	255,997	$317,494	184,839	$265,080	159,056	$258,191

(i)

On December 3, 2002, the Company completed a private placement of 10,000,000 units at Cdn.$1.60 per unit for gross proceeds of Cdn.$16 million. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of Cdn.$2.00 per share until June 3, 2004.

On May 31, 2002, the Company completed a private placement of 16,666,667 units at Cdn.$1.50 per unit for gross proceeds of Cdn.$25 million. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of Cdn.$2.00 per share until May 31, 2003.

In February 2002, the Company closed a brokered private placement in which the Company issued a total of 2,301,282 flow-through shares for gross proceeds of Cdn.$1.5 million. In addition, on August 2, 2002, the Company issued 1,238,950 common shares for gross proceeds of Cdn.$2.85 million in connection with a brokered private placement of flow-through shares.These proceeds will be used towards exploration at the Company’s Monument Bay gold property (Note 6).

In December 2001, the Company completed a private placement of 16,100,000 units at Cdn.$0.50 per unit for gross proceeds of Cdn.$8.05 million. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of Cdn.$0.70 per share to December 21, 2002 and at Cdn.$0.90 per share thereafter to December 21, 2003. In 2002, approximately 6.6 million of these warrants were exercised.

In December 1999, Bema offered for issue and sale, up to 10,000,000 Special Warrants at a price of Cdn.$0.95 per Special Warrant. As at December 31, 1999, 5,180,000 Special Warrants had been issued with the remaining 4,820,000 Special Warrants issued in 2000. Each Special Warrant was converted into one common share and one-half of a share purchase warrant (“Warrant”) during 2000. Each whole Warrant originally entitled the holder to acquire an additional common share of Bema at a price of Cdn.$1.30 per share until December 22, 2001, however, the Company received regulatory approval to extend the expiry date of 2,795,000 whole Warrants to December 22, 2003. In June 2002, all of the 2,795,000 whole Warrants were exercised.

(ii)
In connection with the Julietta project loans (Note 8), the Company issued a convertible promissory note to pay its financial consultant and advisor, Endeavour Financial, a transaction fee on closing equal to 2% of the aggregate Project Loan Facility and IFC loan.The promissory note was interest bearing at a rate of LIBOR plus 1% per annum. In 2001, the Company issued 2,748,644 common shares to Endeavour Financial upon full conversion of the note.

(iii)

In June 2000, the Company negotiated a $3 million principal amount bridge loan facility with Endeavour Capital Corporation (“Endeavour Capital”) as to $2 million of the facility and with RCF as to $1 million of the facility. A director of Endeavour Capital is also a director of the Company.The facility provides that, in certain circumstances, the Company may elect to repay the facility in cash or shares.The interest rate for the facility was 13% per annum payable monthly in cash.

Under the facility, the Company paid a facility fee of $100,000 and issued 150,000 share purchase warrants to Endeavour Capital, and paid $50,000 and issued 75,000 share purchase warrants to RCF. The share purchase warrants are exercisable at a price of Cdn.$1.00 per share until February 10, 2003. In December 2002, Endeavour Capital exercised all of its 150,000 warrants.

The Company previously extended the final maturity date of the facility from September 7, 2000 to October 7, 2000 and from October 7, 2000 to December 7, 2000, by issuing 5,922,785 shares

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to Endeavour Capital and 2,961,392 shares to RCF in payment of $1,500,000 to Endeavour Capital and $750,000 to RCF of the principal amount and for settlement of extension fees totalling $228,396.

In December 2000, the Company elected to extend the final maturity date of the facility to January 7, 2001. In 2001, the Company issued 2,258,808 shares to Endeavour Capital and 1,129,404 shares to RCF in payment of the remaining $750,000 principal amount of the facility and extension fees of $96,997.

(iv)
Pursuant to a loan agreement dated April 14, 2000, between the Company and Endeavour Capital, Endeavour Capital established in favour of the Company a non-revolving credit facility in the amount of Cdn.$2 million. In consideration for the facility, the Company agreed to pay to Endeavour Capital a commitment fee of Cdn.$80,000 and to reimburse Endeavour Capital its estimated costs and expenses in connection with the facility. Pursuant to the terms of the loan agreement, the Company issued to Endeavour Capital a non-interest bearing convertible promissory note in the amount of Cdn.$2,200,000 which was fully converted on June 13, 2000 into 2,447,980 common shares of the Company.

(v)

During 2000, the Company issued three non-interest bearing convertible promissory notes, totalling Cdn.$6,044,000, to Orocon for work undertaken and equipment purchased by Orocon for the Company’s Julietta mine project in Russia.The notes were fully converted during 2000 through the issuance of 8,913,680 common shares to Orocon.

Bema has a stock option plan for its directors and employees to acquire common shares of Bema at a price determined by the fair market value of the shares at the date of grant. The options currently outstanding are exercisable for a period not to exceed 5 years, however, the plan allows for a maximum term of 10 years. One-half of the options granted are not generally exercisable during the first 12 months after the grant date. At December 31, 2002, a total of 6,046,500 common shares remain available for issuance under the stock option plan.

Share purchase warrants outstanding at December 31, 2002 totalled 18,372,889, exercisable at prices ranging from Cdn.$0.45 to Cdn.$2.00 per share and expiring on dates varying from February 10, 2003 to September 25, 2005.

Summary of changes to stock options outstanding:

		Weighted
		average
	Number of	exercise
	outstanding	price
	options	(in Cdn.$

Outstanding at December 31, 1999	8,860,500	3.40
Cancelled	(830,000)	1.77

Outstanding at December 31, 2000	8,030,500	3.57
Granted	2,912,000	0.31
Exercised	(55,000)	0.31
Cancelled	(2,350,000)	4.68

Outstanding at December 31, 2001	8,537,500	2.18
Granted	3,700,000	1.04
Exercised	(2,938,000)	0.54
Cancelled	(1,347,500)	9.05

Outstanding at December 31, 2002	7,952,000	1.09

Stock options outstanding as at December 31, 2002 are as follows:

				Weighted-		Weighted-
	Range of	Number of	Weighted-	average	Number of	average
	exercise price	outstanding	average years	exercise price	exercisable	exercise price
	(in Cdn.$)	options	to expiry	(in Cdn.$)	options	(in Cdn.$)

Granted in 1999	1.25	4,000,500	1.7	1.25	4,000,500	1.25
Granted in 2001	0.31 - 0.50	659,000	3.3	0.32	659,000	0.31
Granted in 2002	1.04	3,292,500	4.3	1.04	1,646,250	1.04

		7,952,000	2.9	1.09	6,305,750	1.10

The following are the pro forma loss and basic and diluted loss per share amounts had the Company charged the fair value of stock based compensation for options granted in 2002.

2002
Loss per year
As reported	$(3,124)
Pro forma	(3,839)

Basic and diluted loss per share
As reported	$(0.02)
Pro forma	(0.02)

The fair value of these options was estimated at Cdn.$0.39 per option at the grant date using the Black-Scholes option-pricing model, based on the following assumptions:

  Risk free interest rate of 4.00%
  Expected life of 3 years
  Expected volatility of 50%
  Dividend yield rate of Nil

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

11. GOLD, SILVER AND INTEREST RATE COMMITMENTS

The Company’s hedging program consists of the following gold contracts related to the Julietta project:

	2003	2004	2005

Forward contracts (ounces)	62,450	61,050	38,550
Average price per ounce	$316	$317	$335
Put options purchased (ounces)	12,500	2,500	–
Average price per ounce	$280	$280	$–

In addition to the gold contracts in the above table, the Company has contingent gold forward contracts that are dependent on the quarterly average gold price commencing from April 1, 2003 to June 30, 2005. If the average spot gold price is above $370 per ounce during the quarter, then the Company is obliged to deliver 5,000 ounces at a price of $320 per ounce. If the average gold price is less than $320 per ounce for the quarter, then no ounces are deliverable. If the average gold price for the quarter falls between $320 and $370 per ounce, then the amount of ounces to be delivered is prorated. For example, at a gold price of $345 per ounce, 2,500 ounces would have to be delivered at a price of $320 per ounce. The Company also has contingent silver forward contracts that have a strike price of $5.20 per ounce, maturing from January 1, 2002 to September 30, 2003. The silver forward contracts are for a maximum of 375,000 ounces per quarter and the amount deliverable is prorated on a similar method as the gold contingent forwards, but based on a silver price of $5.20 to $5.70 per ounce.

The Company has a floating gold lease rate on 107,000 ounces of the gold forward contracts assigned to the Julietta Mine. The average forward price reported has been calculated based on an assumed future lease rate of 1.5%.The Company has the option to choose the length of each lease rate period on the renewal date and any variance from a rate of 1.5% will alter the final price received for the forward contract.

The Company is required by the Julietta Loan Agreement to enter into interest rate protection agreements. As of December 31, 2000 the Company had fixed $6.5 million at a LIBOR of 6.95% and entered into an interest rate collar for a like amount. The interest rate collar sets a minimum annual LIBOR of 6.25% and a maximum rate of 7.5%. The Julietta interest rate hedges are effective April 1, 2001 to September 30, 2004 and decrease by approximately $1.1 million semi-annually commencing March 2002.The remaining amount of the interest rate hedge as at December 31, 2002 was $8.6 million.

The Company had a realized hedge loss of $305,000 in 2002 which included an accrual of $646,000 that is shown on the balance sheet as a derivative liability.The Company realized gold hedge gains of $2.1 million in 2001 and $6.3 million in 2000. In addition, at December 31, 2002 the Company had deferred hedging gains of $399,000 relating to the floating lease rate, which on a cash basis have been received, but for accounting purposes have been included in the average value of outstanding forward contracts. In 2000, the Company received additional proceeds of $1.7 million from the early termination of gold contracts, of which $947,000 was recorded as other income.The remaining amount of $748,000 was deferred as at December 31, 2000 and reflected in gold sales revenue in 2001.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2002, marketable securities had a quoted market value of $4.4 million. During 2002, the Company recorded an investment gain of $902,000 resulting from the reversal of write-downs in prior years of the carrying value of its marketable securities.

At December 31, 2001, marketable securities were carried at quoted market value. In 2001, the Company realized a gain of $1.3 million from the sale of marketable securities, offsetting a loss of $747,000 incurred on the write-down of marketable securities.

The fair values of the Company’s other financial instruments approximated carrying values due to the short-term or floating rate nature of these instruments, except as noted below.

	2002		2001
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Gold forward and option contracts	$(399)	$(7,682)	$–	$3,078
Interest rate protection contracts	–	(427)	–	(620)

For gold forward and option contracts, fair value was calculated using spot and forward prices and volatilities. For interest rate protection contracts, fair value was determined using market interest rates.

Financial instruments which subject the Company to market risk and credit risk consist primarily of gold forward and option contracts and cash and cash equivalents.The Company’s exposure to credit risk in the event of non-performance by counterparties in connection with its gold forward, option and interest rate contracts is limited to the unrealized gains on outstanding contracts based on current market prices.The Company believes it minimizes its credit risk by monitoring the financial condition of its counterparties and dealing with large, credit worthy institutions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS

One of the directors of the Company is also a director of Endeavour Capital and is otherwise related to Endeavour Financial, the latter having provided financial consulting services to the Company in 2002, 2001 and 2000 and the former, having provided financing to the Company during 2000. Fees and interest charged on these transactions, which are more fully described in Notes 3, 4 and 10, aggregate $976,000 in 2001 and $441,000 in 2000. In addition, the Company was billed by Endeavour Financial for financial consulting services totalling $237,000 in 2002 (2001 - $60,000; 2000 - $220,000). At December 31, 2002, the Company had an accounts payable balance of $110,000 (2001 - $nil) due to these entities.

In addition to transactions disclosed elsewhere in these financial statements, the Company:

  provided management services, and evaluation and assessment work on resource properties to associated companies managed by Bema totalling $70,000 in 2002 (2001 - $45,000; 2000 - $250,000).
  was billed in 2002 by entities related to directors of Bema for legal and consulting services totalling $208,000 (2001 - $114,000; 2000 -$198,000). As at December 31, 2002, the Company had an accounts payable balance of $36,000 (2001 - $12,000) due to these entities.

Included in accounts receivable is an amount of $316,937 (Cdn.$500,000) representing a non-interest bearing loan made on September 16, 1998 to an officer and director of the Company that is payable on demand.

14. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.The following sets forth the tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities:

	2002	2001
Deferred tax assets
Operating loss carryforwards	$29,674	$32,506
Current assets and liabilities	266	4,832
Investments	2,189	1,929
Property, plant and equipment	1,441	1,620
Other	1,133	543

Gross deferred tax assets	34,703	41,430

Valuation allowance
Canada	(7,989)	(9,231)
Chile	(11,519)	(11,359)
Russia	(1,186)	(4,476)
United States	(6,026)	(4,405)

	(26,720)	(29,471)

Net deferred tax assets	7,983	11,959

Deferred tax liabilities
Property, plant and equipment	(7,130)	(10,621)
Other	(853)	(1,338)

	(7,983)	(11,959)

Net deferred tax liability	$–	$–

Non-capital loss carry-forwards for Canadian tax purposes of $15,093,000 expire in the following years unless utilized: 2003 -$3,020,000, 2004 - $607,000, 2005 - $1,775,000, 2006 - $2,857,000, 2007 - $1,269,000, 2008 - $2,707,000 and 2009 - $2,858,000.The Company’s portion of accumulated tax loss carry forwards in Chile approximates $98 million at December 31, 2002. For U.S. income tax purposes, loss carry-forwards of $18.4 million commence to expire in 2003 to 2022 unless utilized.

15. JOINT VENTURES

The Company has included in its accounts the following aggregate amounts in respect of Compania Minera Maricunga (50%), Compania Minera Casale (24%) and Compania Minera San Damian (50%) which are joint ventures.

	2002	2001
Balance Sheets
Current assets	$5,493	$2,276
Property, plant and equipment	27,061	27,885
Other assets	–	2,342
Current liabilities	1,015	5,487
Other liabilities	1,762	2,288

	2002	2001	2000
Statements of Operations
Gross profit from mine operations	$1,500	$4,448	$5,268
Write-down of Refugio Mine	–	–	(20,000)
Write-down of refundable
Chilean tax	–	(490)	(849)
Arbitration settlement	4,169	–	–
Net earnings (loss) for the year	3,207	(6,538)	(22,122)

Statements of Cash Flows
Operating activities	5,028	5,813	(3,169)
Financing activities	(6,902)	(8,533)	(6,580)
Investing activities	5,066	(594)	(3,843)

16. SUPPLEMENTARY CASH FLOW INFORMATION

Supplementary disclosure of cash flow information is provided in the tables below.

	2002	2001	2000
Changes in non-cash working capital
Accounts receivable	$(904)	$2,812	$(1,911)
Inventories	(3,046)	1,136	1,180
Accounts payable	1,190	(1,560)	(2,490)
Accounts payable relating to Refugio Mine equipment purchases	–	–	1,131

	$(2,760)	$2,388	$(2,090)

	2002	2001	2000
Non-cash investing and financing activities
Non-cash consideration received on disposal of El Callao investment and debt (Note 4)	$–	$8,509	$–
Common shares issued on conversion of Bridge loan facility (Note 9)	–	738	–
Convertible note issued to Orocon for Julietta mine construction and settlement thereof (Notes 9 &10)	3,067	3,036	4,092
Common shares issued on conversion of RCF loan facilities (Notes 9 & 10)	9,000	–	–
Common shares issued on conversion of Julietta overrun facility (Notes 9 & 10)	4,000	–	–
Common shares issued for other non-cash consideration	376	824	379
Subsidiary’s common shares issued for non-cash consideration	421	–	–
Convertible note issued to Endeavour Financial for Julietta financing and settlement thereof (Note 10)	–	718	700
Julietta Mine construction payables	2,435	1,038	–
Accrued interest capitalized to notes receivable from associates	100	244	1,396
Current income taxes paid	561	–	–
Interest paid	4,810	3,393	2,309

17. SEGMENTED INFORMATION

The Company has two reportable segments: Gold and Exploration and development.The Gold segment consists of the Julietta Mine, located in Russia which commenced commercial production on December 1, 2001 and the Company’s 50% interest in the Refugio Mine, located in Chile, to which all operating revenues prior to December 1, 2001 are attributable.The Exploration and development segment consists of the Company’s non-producing properties located in Canada, Chile, Russia and the United States.The tables below present information about reported segments for the years ending December 31:

	Net income (loss)			Assets
	2002	2001	2000	2002	2001
Gold
Julietta	$(2,060)	$(433)	$–	$90,724	$91,890
Refugio	3,207	(6,939)	(21,424)	28,439	33,666

Exploration and development	(284)	(794)	(3,897)	55,122	41,846

Unallocated corporate
Cash	–	–	–	6,770	3,193
Marketable securities	–	–	–	3,272	2,352
Notes receivable and investments	1,533	(79)	(23,131)	18,688	8,549
General and administrative	(3,821)	(2,844)	(3,051)	–	–
Other	(1,699)	(249)	364	766	1,096

	$(3,124)	$(11,338)	$(51,139)	$203,781	$182,592

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Capital expenditures
	2002	2001	2000
Gold
Julietta	$4,954	$20,064	$18,706
Refugio	446	111	4,544
Exploration and development	10,791	1,044	1,083
Unallocated corporate	38	38	53

	$16,229	$21,257	$24,386

The Company’s capital assets are located in the following geographical locations:

	2002	2001
Capital assets at end of year
Canada	$1,701	$139
Chile	53,525	58,356
Russia	80,791	80,038
United States	10,694	10,627

	$146,711	$149,160

18. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Material differences between Canadian and U.S. GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

	2002	2001
Consolidated Balance Sheets
Shareholders’ equity
Canadian GAAP	$164,937	$129,632
Change in reporting currency (i)	2,719	2,719
Convertible debentures (ii)	–	(13,697)
Detachable warrants (ii)	302	666
Start up costs not capitalized (iii)	(498)	(498)
Depreciation and depletion (i)(iii)(iv)	(10,378)	(5,433)
Investment losses (v) (vii)	(501)	(901)
Write-down of Refugio Mine (vi)	(14,737)	(14,737)
Write-down of net smelter royalty (vi)	(4,355)	(4,355)
Exploration expenditures (vii)	(21,781)	(10,039)
Derivative instruments (x)	(7,710)	2,561
Long-term investments (v)	6,558	(651)

U.S. GAAP	$114,556	$85,267

	2002	2001	2000
Consolidated Statements of Operations
Net loss for year
Canadian GAAP	$(3,124)	$(11,338)	$(51,139)
Convertible debentures (ii)	(288)	(619)	(1,008)
Start up costs not capitalized (iii)	–	(498)	–
Depreciation and depletion (i)(iii)(iv)	(4,945)	(782)	370
Investment losses (v)	–	(462)	–
Write-down of Refugio Mine (vi)	–	–	(737)
Write-down of net smelter royalty (vi)	–	–	(4,355)
Exploration expenditures (vii)	(11,742)	(888)	1,916
Equity in losses of associated
companies (vii)	400	(439)	–
Derivative instruments (x)	(10,173)	2,113	–
Dilution gain (v)	(1,051)	–	–
Other	(154)	(247)	(79)

Net loss under U.S. GAAP before
comprehensive income adjustments	(31,077)	(13,160)	(55,032)
Available-for-sale securities written-
down in current year (v)	7,209	(160)	(496)
Derivative instruments (x)
Cumulative adjustment to opening
balance	–	2,454	–
Realized in the year	(98)	(2,006)	–

Comprehensive loss	$(23,966)	$(12,872)	$(55,528)

Net loss per common share -
U.S. GAAP - basic and diluted	$(0.14)	$(0.08)	$(0.39)

In accordance with U.S. GAAP, certain expenses excluded from the determination of operating earnings (loss) for Canadian GAAP purposes would be included for U.S. GAAP purposes. Operating loss under U.S. GAAP would be $21.7 million in 2002 (2001 - $7.1 million; 2000 -$22.6 million).

	2002		2001
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Derivative instruments (x)	$(399)	$(8,109)	$(103)	$2,458
Other assets (ii)(vi)	11,787	7,733	15,341	11,651
Property, plant and equipment (i)(ii)(iii)(iv)(vi)(vii)	146,711	104,910	149,160	124,046

(i)
Change in reporting currency
U.S. GAAP requires that when a change in reporting currency has been made, the financial statements of periods prior to the change are to be comprehensively recast as if the new currency had always been used. Under Canadian GAAP, comparative figures are presented using a translation of convenience.

(ii)

Convertible debentures
Under U.S. GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the long-term debt and equity components are determined and shown separately and any interest related to the equity component is charged directly to deficit.

Detachable warrants were issued in connection with certain debt instruments, including the convertible debt instruments discussed above. A portion of the proceeds from issuance of the debt instruments has been allocated to the detachable warrants and is classified as a separate component of shareholders’ equity.

(iii)
Commencement of commercial production
Under Canadian GAAP, start up costs including capitalized interest and amortized financing costs are deferred until a mine reaches a commercial level of production and amortized over the mine life. For Canadian GAAP purposes, the Company capitalized Julietta Mine start up costs net of related revenue until December 1, 2001, when it reached commercial production. For U.S. GAAP purposes, production started on September 1, 2001 and start up costs were not deferred.

(iv)
Depreciation and depletion
Under U.S. GAAP and SEC regulations, depreciation and depletion calculated on the unit-of-production basis are based on proven and probable reserves, whereas under Canadian GAAP, proven and probable reserves and mineralization expected to be classified as reserves may be used.

(v)

Investments
Under Canadian GAAP, the Company’s investment in the shares of Arizona Star is carried at the lower of cost or net realizable value whereas under U.S. GAAP, the investment is classified as available-for-sale securities. Available-for-sale securities are reported at fair value at the balance sheet date with any holding gains or losses not already reported on the Consolidated Statements of Operations reported as a separate component of shareholders’ equity unless there is an other than temporary decline in value.

Under U.S. GAAP, when the market value of the Company’s equity investment in Victoria declines below its carrying value, which is other than a temporary impairment in the value of the investment, the unrealized loss is recognized as a charge to income.

Under U.S. GAAP, where a subsidiary issues common stock in exchange for cash and that subsidiary is an exploration stage enterprise, any dilution gains arising on the parent company’s change of interest in the subsidiary is credited directly to paid-in capital.

(vi)

Accounting for the impairment of long-lived assets
The principal difference between U.S. and Canadian GAAP with respect to the impairment of long-lived assets is the requirement under U.S. GAAP to discount the future net cash flows of the asset at an appropriate interest rate. Additionally, U.S. GAAP requires that only proven and probable reserves be used in determining estimated future cash flows. Included in the write-down of the Refugio Mine in 1998 were any unamortized pre-operating costs incurred during the start-up period.

With respect to the net smelter royalty interest, under Canadian GAAP the Company has included mineralization expected to be classified as reserves in its assessment of a recoverable amount whereas under U.S. GAAP only proven and probable reserves may be used.

(vii)

Exploration expenditures
Under U.S. GAAP the Company expenses exploration costs as incurred. The Company also includes in equity in losses of associated companies, its share of exploration costs deferred by its equity investees. When proven and probable reserves are determined for a property, subsequent exploration and development expenditures incurred on the property are capitalized. Exploration expenditures are accounted for under Canadian GAAP as disclosed in Note 1.

Under Canadian GAAP, exploration expenditures of $11.7 million in 2002 (2001 - $888,000; 2000 - $648,000) are classified as investing activities on the Consolidated Statements of Cash Flows whereas under U.S. GAAP these expenditures would have been classified as operating activities.

(viii)
Stock compensation
As described in Note 10 to the consolidated financial statements, the Company has granted stock options to directors and employees. Pro forma information with respect to the impact of the fair value of stock options at the date of grant on reported income for the years presented is as follows:

	2002	2001	2000
Net loss for the year in accord-
ance with U.S. GAAP	$(31,077)	$(13,160)	$(55,032)
Compensatory fair value of
options granted	(834)	(119)	(1,173)

Pro forma loss in accordance
with U.S. GAAP	$(31,911)	$(13,279)	$(56,205)

Pro forma loss per share in
accordance with U.S. GAAP
- basic and diluted	$(0.14)	$(0.08)	$(0.39)

The pro forma stock compensation expense has been determined by reference to a Black-Scholes option-pricing model that takes into account the stock price as of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option. Compensation expense is amortized over the vesting period of the options.

The calculations applied have assumed that the weighted average expected life of the options is 3 years for 2002 and 4 years for 2001, no dividends will be paid, expected volatility as calculated is 50% for 2002 and 72% for 2001, and a risk free interest rate ranging from 4% to 6%.The Company did not grant any stock options in 2000.

(ix)	Income tax information Temporary differences giving rise to significant portions of deferred tax assets and deferred tax liabilities as calculated under Canadian

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GAAP are presented in Note 14. Under U.S. GAAP, gross deferred tax assets would total $45.4 million, $10.7 million higher than under Canadian GAAP of which $9.1 million relates to property, plant and equipment and $1.6 million relates to other assets. Net deferred tax assets, however, would remain unchanged as the increase in gross deferred tax assets would be offset by an equivalent increase in the valuation allowance.

Net loss before income taxes for each of the years presented by geographic segment is as follows:

	2002	2001	2000

Canada	$(6,468)	$(3,243)	$(31,608)
Chile	2,886	(7,139)	(23,290)
Russia	(27,419)	(2,718)	–
United States	(76)	(60)	(134)

	$(31,077)	$(13,160)	$(55,032)

(x)
Derivative instruments
For U.S. GAAP, the Company adopted SFAS 133 effective January 1, 2001. SFAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair value of derivatives are recognized in the earnings of the current period unless specific hedge accounting criteria are met. Management has currently not designated any of the financial instruments as hedges for U.S. GAAP purposes under SFAS 133.

(xi)
Other
U.S. GAAP requires investments in incorporated joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of incorporated joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Company’s interests in joint ventures is presented in Note 15.

(xii)

New accounting standards Asset Retirement Obligations
In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.”This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.The company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

The Accounting Standards Board has approved, subject to written ballot, a new Handbook section, “Asset Retirement Obligations,” to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061, “Property, Plant and Equipment.” The standard, which is similar to SFAS 143, is effective for years beginning on or after January 1, 2004. The Company will adopt the standard on January 1, 2004.

Impairment of Long-Lived Assets
The Accounting Standards Board has issued CICA 3063, “Impairment of Long-Lived Assets.” This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets.The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

Hedging Transactions
The Accounting Standards Board has issued Accounting Guideline 13, “Hedging Relationships,” (AcG 13) which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. In December 2002, the CICA approved for exposure, subject to written ballot, certain amendments to AcG 13.These amendments are expected to be finalized in the first half of 2003. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives.

Accounting for Costs Associated with Exit or Disposal Activities
In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

FIN 45 - Guarantor’s Accounting and Disclosure Requirements for Guarantees
In November 2002, the FASB issued Financial Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107,” (FIN 45). FIN 45 requires that, effective for years beginning after September 15, 2002, a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee.The impact of adopting FIN 45, on January 1, 2003, is not anticipated to be material.

FIN 46 - Consolidation of Variable Interest Entities
In January 2003, the FASB issued Financial Interpretation No. 46, “Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51,” (FIN 46). FIN 46 requires that when the majority equity owner of a variable interest entity holds an equity ownership representing less than 10% of the total assets of the variable interest entity, the primary beneficiary of the variable interest entity be required to consolidate the variable interest entity. FIN 46 is effective for fiscal periods beginning after June 15, 2003, for variable interests acquired before February 1, 2003, and for variable interests created after January 31, 2003.The Company expects to adopt FIN 46 on January 1, 2003 and has not yet determined the effect of adopting this interpretation.

SIGNATURES

           Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	BEMA GOLD CORPORATION

By: /s/Clive Johnson
Clive T. Johnson
Chairman, President and Chief Executive Officer

Date: May 20, 2003

CERTIFICATION

I, Clive T. Johnson, Chairman, President and Chief Executive Officer, certify that:

1.	I have reviewed this annual report on Form 40-F of Bema Gold Corporation (the “Registrant”);

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.
The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6.
The Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

/s/ Clive Johnson
Clive T. Johnson
Chairman, President and
     Chief Executive Officer

CERTIFICATION

I, Mark A. Corra, Vice President, Finance, certify that:

1.	I have reviewed this annual report on Form 40-F of Bema Gold Corporation (the “Registrant”);

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.
The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6.
The Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

/s/ Mark Corra
Mark A. Corra
Vice President, Finance
(principal financial officer)

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

EXHIBIT NO.		DESCRIPTION

1.	Form F-X

2.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

3.	Certificate of Vice President, Finance Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

4.	Consent of PricewaterhouseCoopers LLP

5.	Consent of Michel Crevier

6.	Consent of Brian Scott

7.	Consent of SRK Consulting

8.	Consent of Kinross Gold Corporation

9.	Consent of Placer Dome Technical Services Ltd.

10.	Consent of Tom Garagan

1.   FORM F-X

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Bema Gold Corporation

B.	This is

[ ] an original filing for the Filer

[X] an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant: Bema Gold Corporation

Form type: Form 40-F

File Number: 001-12838

Filed by: Bema Gold Corporation

Dated Filed: Filed concurrently herewith

D.
The Filer is incorporated or organized under the laws of Canada and has its principal place of business at 3100 Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1J1, telephone number (604) 681-8371.

E.
The Filer designated and appoints Evergreen Corporate Services Inc., 33713 – 9th Avenue South, Federal Way, Washington 98003-6762, telephone number (253) 874-2949, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)
any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 8/A filed on August 12, 2002 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 20-F or Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates an agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form in connection with:

(a)
the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b)
the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c)
its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d)
the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

           The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on May 20, 2003.

BEMA GOLD CORPORATION

By:      /s/ Clive Johnson
Name: Clive T. Johnson
Title: Chairman, President and Chief Executive Officer

           This statement has been signed by the following persons in the capacities and on the dates indicated.

EVERGREEN CORPORATE SERVICES INC.

By:      /s/ Joan Osker
Name:
Title:
Date:    May 14, 2003

2.   CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Bema Gold Corporation (the “Company”) on Form 40-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Clive T. Johnson, the Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1	.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2	.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Clive Johnson
Clive T. Johnson
Chairman, President and Chief Executive Officer

May 20, 2003

3.   CERTIFICATE OF VICE PRESIDENT, FINANCE PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Bema Gold Corporation (the “Company”) on Form 40-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Mark A. Corra, the Vice President, Finance of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1	.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2	.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Mark Corra
Mark A. Corra
Vice President, Finance (principal financial officer)

May 20, 2003

4.  CONSENT OF PRICEWATERHOUSECOOPERS LLP

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2002 and in the Registration Statement on Form S-8 (Registration Number 333-100643) of our report dated March 7, 2003, relating to the consolidated financial statements, which appears in the 2002 Annual Report to shareholders of Bema Gold Corporation.

/s/ Pricewaterhousecoopers
_______________________

Chartered Accountants

Vancouver, British Columbia
May 20, 2003

5.   CONSENT OF MICHEL CREVIER

CONSENT

I hereby consent to the reference to my name and the use of information from the “Reserve and Resource Update” pertaining to the Julietta Mine in the Annual Information Form of Bema Gold Corporation for the year ended December 31, 2002 to be filed with certain Canadian securities commissions and in the Annual Report on Form 40-F of Bema Gold Corporation for the year ended December 31, 2002 to be filed with the United States Securities and Exchange Commission.

Dated at Quebec, Canada this 20th day of May, 2003.

/s/ Michel Crevier
Michel Crevier

6.   CONSENT OF BRIAN SCOTT

CONSENT

I hereby consent to the reference to my name and the use of information from “Reserve and Resource Update” pertaining to the Julietta Mine in the Annual Information Form of Bema Gold Corporation for the year ended December 31, 2002 to be filed with certain Canadian securities commissions and in the Annual Report on Form 40-F of Bema Gold Corporation for the year ended December 31, 2002 to be filed with the United States Securities and Exchange Commission.

Dated at Vancouver, Canada this 20th day of May, 2003.

/s/ Brian Scott
Brian Scott

7.   CONSENT OF SRK CONSULTING

CONSENT

We hereby consent to the reference to our name and the use of information from "An independant technicalreport on the East Rend Assets of Petra Mining Limited, South Africa" dated October 2002 pertaining to the South African Properties and in the Annual Report on Form 40-F of Bema Gold Corporation for the year ended December 31, 2002 to be filed with the United States Securities and Exchange Commission.

Dated at Toronto, Ontario, this 20th day of May, 2003.

SRK Consulting

/s/ Mike Michaud
Mike Michaud,
P. Geo. Senior Resource Geologist

8.   CONSENT OF KINROSS GOLD CORPORATION

CONSENT

We hereby consent to the reference to our name and the use of information with respect to the reserves and resources at the Pancho and Verde deposits, Chile in the Annual Information Form of Bema Gold Corporation for the year ended December 31, 2002 to be filed with certain Canadian securities commissions and in the Annual Report on Form 40-F of Bema Gold Corporation for the year ended December 31, 2002 to be filed with the United States Securities and Exchange Commission.

Dated at Alaska, this 20th day of May, 2003.

KINROSS GOLD CORPORATION

/s/ Victor Miller, P. ENG.____________________
Victor Miller
Senior Engineer

9.   CONSENT OF PLACER DOME TECHNICAL SERVICES LTD.

CONSENT

We hereby consent to the reference to our name and the use of information from the Final Feasibility Study dated January 2000 pertaining to the Cerro Casale Gold-Copper Project, Chile in the Annual Information Form of Bema Gold Corporation for the year ended December 31, 2002 to be filed with certain Canadian securities commissions and in the Annual Report on Form 40-F of Bema Gold Corporation for the year ended December 31, 2002 to be filed with the United States Securities and Exchange Commission.

Dated at Vancouver, Canada this 20th day of May, 2003.

PLACER DOME TECHNICAL SERVICES LTD.

/s/ Peter Harris__________________
Peter Harris
President

10.   CONSENT OF TOM GARAGAN

CONSENT

I hereby consent to the reference to my name pertaining to the Cerro Casale property in Chile, the Quebrada propety in Chile, the Yarnell property in the U.S.A. and the Monument Bay property in Canada, in the Annual Information Form of Bema Gold Corporation for the year ended December 31, 2002 to be filed with certain Canadian securities commissions and in the Annual Report on Form 40-F of Bema Gold Corporation for the year ended December 31, 2002 to be filed with the United States Securities and Exchange Commission.

Dated at Vancouver, Canada this this 20th day of May, 2003.

/s/ Tom Garagan
Tom Garagan