Form 40-F
period 2003-12-31
BEMA GOLD CORP /CAN/
filed 2004-05-20
CIK 879338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934 OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

DL Services, Inc.
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
Telephone (206) 903-8800
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares without par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicated by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

At December 31, 2003, the Registrant had outstanding 355,688,190 Common Shares without par value.

               Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES   ☐                                                                         NO ☒

               Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☒                                                                            NO ☐

Explanatory Note: Bema Gold Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Accordingly, Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

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

  risks related to commodity price fluctuations;

  the uncertainty of profitability based upon the Registrant’s history of losses;

  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

  risks related to environmental regulation and liability;

  political and regulatory risks associated with mining and exploration; and

  and other risks and uncertainties related to the Registrant’s prospects, properties and business strategy.

               Some of the important risks and uncertainties that could affect forward looking statements as described further in the Registrant’s Renewal Annual Information Form for the year ended December 31, 2003, a copy of which is filed as an exhibit hereto (the “2003 AIF”), under the heading “Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Registrant undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Currency

Unless otherwise indicated, all dollar amounts in this report are United States dollars.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 17 of the audited consolidated financial statements of the Registrant.

RESOURCE AND RESERVE ESTIMATES

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in the Company's disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as they may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission ("SEC") Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource" "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in the Company's disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. See, “Supplement to the Glossary of Terms Included in the 2003 AIF,” below, for a summary of the differences between CIM and U.S. standards.

The terms “Mineral Reserve”, “Proven Reserve”, “Probable Reserve”, “Mineral Resource”, “Indicated Resource” and “Inferred Resource” used in the Company's disclosure with respect to the Company’s South Africa properties are South African mining terms as defined in accordance with the South African Code for Reporting Mineral Resources and Reserves (“SAMEC”. The definitions for the terms “Mineral Reserve”, “Proven Reserve” and “Probable Reserve” under SAMEC may differ from the definitions in SEC Guide 7. SEC Guide 7 does not recognize the terms “Mineral Resource”, “Indicated Resource” and “Inferred Resource”, and these terms generally may not be included in documents filed with the SEC by U.S. companies.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2003 is included herein as Document A.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years December 31, 2003 and 2002, including the report of the auditors with respect thereto, included herein as Document B. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 17 of the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) following the Company’s audited consolidated financial statements in Document B.

CONTROLS AND PROCEDURES

               The Registrant’s management, with the participation of the Registrant’s Chief Executive Officer and Vice President, Finance, evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report (the “Evaluation Date”). Based upon the evaluation described above, the Chief Executive Officer and Vice President, Finance concluded that as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Registrant (or its consolidated subsidiaries) required to be included in reports that the Registrant files or submits under the Exchange Act.

               No changes were made in the Registrant’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

               The Registrant’s management, including the Chief Executive Officer and Vice President, Finance, does not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected

AUDIT COMMITTEE FINANCIAL EXPERT

               The Registrant’s Audit Committee of the Board of Directors currently consists of three members. The Registrant’s Board of Directors has determined that Dr. Robert Gayton, Chairman of the Audit Committee, who has a Ph.D. in Finance and Accounting, is an “audit committee financial expert” within the meaning of the Commission’s rules. Dr. Gayton satisfies the criteria for director independence under the rules of the American Stock Exchange as in effect as of the date of this annual report on Form 40-F.

INDEPENDENT ACCOUNTANTS’ FEES

               The following table sets forth the aggregate fees billed to the Registrant for the years ended December 31, 2003 and 2002 by its independent accountants, PricewaterhouseCoopers LLP:

	Year ended	Year ended
	December 31, 2003	December 31, 2002
Audit Fees	$486,593	$539,920
Audit-Related Fees	$98,514	$116,960
Tax Fees	$222,738	$202,024
All Other Fees	-	-
Total	$807,845	$858,904

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statement s and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

"Tax Fees" are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

No fees were paid under the category "All Other Fees."

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

               The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Company’s auditor, for the fiscal year ended December 31, 2003, have been pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

CODE OF ETHICS

               The Registrant has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the code of ethics is being filed as an exhibit to this report.

OFF-BALANCE SHEET ARRANGEMENTS

               The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

               The following table presents, as at December 31, 2003, the Registrant’s known contractual obligations, aggregated by type of contractual obligation as set forth below (expressed in thousands of dollars):

Contractual Obligation	Total	2004	2005	2006	2007	2008+
Long-Term Debt (1) Purchase Obligations Other Long Term Obligations	$52,947 500 1,133	$16,666 500 625	$11,083 - 508	$5,000 - -	$9,500 - -	$10,698 - -
Total Contractual Obligations	$54,580	$17,791	$11,591	$5,000	$9,500	$10,698

(1) As Petrex was in breach of several loan coverage ratios relating to its project loan as at December 31, 2003 and is not expected to meet some of its forward-looking loan coverage ratios in 2004 mainly as a result of the strength of the South African rand, the entire outstanding balances of the Petrex project loan facility and working capital facility totaling $34.7 million have been classified as current liabilities on the balance sheet.

AMEX CORPORATE GOVERNANCE

               The Company’s common shares are listed on The American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is posted on the Company’s website at www.bemagold.com and a copy of such description is available by written request made to the Company.

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

SUPPLEMENT TO THE GLOSSARY OF TERMS
INCLUDED IN THE 2003 AIF

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

A.	Annual Information Form dated May 19, 2004 of Bema Gold Corporation

B.
Management’s Discussion and Analysis for 2003 and Audited Consolidated Financial Statements of Bema Gold Corporation for the financial year ended December 31, 2003 (including reconciliation with United States generally accepted accounting principles) together with the auditors’ report dated March 12, 2004 of PricewaterhouseCoopers LLP, Chartered Accountants, thereon

SIGNATURES

               Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	BEMA GOLD CORPORATION

	By:	/s/ Clive Johnson
Clive T. Johnson
Chairman, President and Chief Executive Officer

Date: May 19, 2004

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

EXHIBIT NO.	DESCRIPTION

1	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

2	Certification of Vice President, Finance as Required by Rule 13a-14(a) under the Exchange Act

3	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

4	Certificate of Vice President, Finance Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

5	Code of Ethics

6	Consent of PricewaterhouseCoopers LLP

7	Consent of Brian Scott

8	Consent of Kinross Gold Corporation

9	Consent of Placer Dome Technical Services Ltd.

10	Consent of Tom Garagan