Form 40-F/A
period 2003-12-30
BEMA GOLD CORP /CAN/
filed 2004-06-30
CIK 879338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
AMENDMENT NO. 1

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
Telephone (604) 681-8371
(Address and telephone number of Registrant's principal executive offices)

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

               Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES  ☐     NO ☒

               Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☒     NO  ☐

               Explanatory Note: Bema Gold Corporation (the "Company" or the "Registrant") is filing this Amendment No. 1 on Form 40-F/A to its Form 40-F for the year ended December 31, 2003 to file a corrected copy of the Company's Annual Information Form and Form 40-F which was originally filed on May 20, 2004 in Canada and the United States. A complete copy of the AIF and amended pages of the 40-F, to correct certain typographical errors, are included in this submission.

FORWARD-LOOKING STATEMENTS

               This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Registrant’s plans at its Julietta, Petrex, Cerro Casale, Refugio and Kupol mineral properties, and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) following the Company’s audited consolidated financial statements was filed with the original AIF on May 20, 2004.

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

INDEPENDENT ACCOUNTANTS’ FEES

               The following table sets forth the aggregate fees billed to the Registrant for the years ended December 31, 2003 and 2002 by its independent accountants, PricewaterhouseCoopers LLP:

	Year ended	Year ended
	December 31, 2003	December 31, 2002
Audit Fees	$782,727	$640,445
Audit-Related Fees	$37,300	$16,435
Tax Fees	$312,167	$202,024
All Other Fees	-	-
Total	$1,132,194	$858,904

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category includes advisory services associated with the Company’s financial reporting.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

               The following table presents, as at December 31, 2003, the Registrant’s known contractual obligations, aggregated by type of contractual obligation as set forth below (expressed in thousands of dollars):

Contractual Obligation	Total	2004	2005	2006	2007	2008+
Long-Term Debt (1)	$52,948	$16,666	$11,083	$5,000	$9,500	$10,699
Purchase Obligations	500	500	-	-	-	-
Other Long Term Obligations	1,133	625	508	-	-	-
Total Contractual Obligations	$54,581	$17,791	$11,591	$5,000	$9,500	$10,699

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

A.	Annual Information Form dated May 19, 2004 of Bema Gold Corporation

B.*
Management’s Discussion and Analysis for 2003 and Audited Consolidated Financial Statements of Bema Gold Corporation for the financial year ended December 31, 2003 (including reconciliation with United States generally accepted accounting principles) together with the auditors’ report dated March 12, 2004 of PricewaterhouseCoopers LLP, Chartered Accountants, thereon

* Filed with the original Form 40-F, on May 20, 2004.

SIGNATURES

               Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	BEMA GOLD CORPORATION

	By:	/s/ Clive Johnson
Clive T. Johnson
Chairman, President and Chief Executive Officer

Date: June 30, 2004

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Amendment No. 1 on Form 40-F/A to the annual report on Form 40-F.

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