Form 40-F
period 2004-12-31
BEMA GOLD CORP /CAN/
filed 2005-04-04
CIK 879338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004	Commission File Number 001-12838

BEMA GOLD CORPORATION
(Exact name of registrant as specified in its charter)

Canada	1041	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

3100 Three Bentall Centre
Vancouver, British Columbia, Canada V7X 1J
(604) 623-4700
(Address and telephone number of registrant’s principal executive offices)

DL Services Inc.
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
(206) 903-8800
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares without par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

At December 31, 2004, the Registrant had outstanding 400,498,902 common shares without par value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

DOCUMENTS INCORPORATED BY REFERENCE

The Renewal Annual Information Form of Bema Gold Corporation (the “Registrant” or the “Company”) for the fiscal year ended December 31, 2004 is attached as Exhibit 1 and is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended December 31, 2004 and 2003, including the report of the auditors with respect thereto, are attached as Exhibit 2 and are incorporated herein by reference. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 18 to the Company’s audited consolidated financial statements.

The Company’s management’s discussion and analysis (“MD&A”) follows the Company’s audited consolidated financial statements within Exhibit 2 and is incorporated herein by reference.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Accordingly, Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. In particular, and without limiting the foregoing, all mineral resource and reserve estimates included in this report and the documents incorporated herein by reference are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 as they may be amended from time to time by the CIM. CIM standards differ significantly from the requirements adopted by the United States Securities and Exchange Commission (the “Commission”) in Guide 7. As such, information contained or incorporated in this report regarding mineralization and resources may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission. “Mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. Accordingly, the financial statements of the Company included herein may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 18 of the audited consolidated financial statements of the Company.

FORWARD-LOOKING STATEMENTS

This report and the information incorporated herein by reference contains forward-looking statements within the meaning of Section 21E of the Exchange Act concerning the Company’s plans at its Julietta, Petrex, Refugio, Aldebaran/Cerro Casale, Kupol and other mineral properties, the expectations and beliefs of the Company’s management concerning the Company’s business, properties and financial condition, the assumed long-term price of gold and exchange rates, the estimation of mineral reserves and resources, the realization of mineral reserve estimates in future expected production, potential acquisitions and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, variations in mining dilution and metal recoveries, accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in Russia, Chile, South Africa and other countries and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain required financing on a timely basis and other risks and uncertainties described under the heading “Risk Factors” in the Company’s Renewal Annual Information Form for the year ended December 31, 2004. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this report are United States dollars.

CONTROLS AND PROCEDURES

          In early 2005, in connection with the Company's proposed take-over bid for the shares of Arizona Star Resource Corp., the Company engaged in discussions with the British Columbia Securities Commission (the "BCSC") regarding the required form of technical disclosure regarding the Cerro Casale project in Chile and the Petrex Mines project in South Africa (together, the "Projects"). In February 2005, the BCSC determined that the Company's technical disclosure regarding the Projects was deficient and required clarification. Although the Company did not believe that its technical disclosure regarding the Projects was deficient, the Company filed a press release on March 3, 2005 summarizing and clarifying its prior technical disclosure regarding the Projects. The Company also commissioned two new technical reports regarding the Projects, which were completed and filed with the BCSC in late March 2005.

          In connection with this annual report on Form 40-F, the Company's management, with the participation of the Company’s Chief Executive Officer and Vice President, Finance, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2004, the end of the period covered by this report (the “Evaluation Date”). Although the Company's Chief Executive Officer and Vice President, Finance do not endorse the BCSC's determination that the Company's technical disclosure was deficient, they have, as a result of such determination, concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were not applied diligently enough to alert them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in reports that the Company files or submits under the Exchange Act. The Company's Chief Executive Officer and Vice President, Finance believe that, as of the date of filing of this report, the Company's technical disclosure regarding the Projects is in compliance with the requirements of the BCSC.

          No changes were made in the Company’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

          The Company’s management, including the Chief Executive Officer and Vice President, Finance, does not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake, such as the Company’s inadvertent failure to promptly submit on a Form 6-K certain documents that were made public in Canada during the year ended December 31, 2004. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE FINANCIAL EXPERT

          The Company’s Audit Committee of the Board of Directors currently consists of three members. The Company’s Board of Directors has determined that Dr. Robert Gayton, Chairman of the Audit Committee, who has a Ph.D. in Finance and Accounting, is an “audit committee financial expert” within the meaning of the Commission’s rules. Dr. Gayton satisfies the criteria for director independence under the rules of the American Stock Exchange as in effect as of the date of this annual report on Form 40-F.

INDEPENDENT ACCOUNTANTS’ FEES

          The following table sets forth the aggregate fees billed to the Company for the years ended December 31, 2004 and 2003 by its independent accountants, PricewaterhouseCoopers LLP:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
Audit Fees	$686,839	$563,195
Audit-Related Fees	$62,699	$26,838
Tax Fees	$321,799	$224,613
All Other Fees	-	-
Total	$1,071,337	$814,646

“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category includes advisory services associated with the Company’s financial reporting.

“Tax Fees” are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

No fees were paid under the category “All Other Fees.”

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

          The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2004 have been pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

CODE OF ETHICS

          The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. The Company has previously filed with the Commission a copy of the code of ethics.

OFF-BALANCE SHEET ARRANGEMENTS

          The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          The following table presents, as at December 31, 2004, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below (expressed in thousands of dollars):

Contractual obligations	Total	2005	2006	2007	2008	2009	2010+
Long-term debt (1) (3)	$138,659	$1,500	$5,000	$53,130	$ -	$9,029	$70,000
Capital lease obligations (2)	15,345	3,005	2,970	2,964	2,957	3,449	-
Other long-term obligations	613	613	-	-	-	-	-
Total contractual obligations	$154,617	$5,118	$7,970	$56,094	$2,957	$12,478	$70,000

(1)
The $70 million of Convertible Notes have been accounted for as debt instruments on the balance sheet, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt portion of $50.2 million is being accreted to its face value of $70 million over the term of the notes.

(2)
As at December 31, 2004, the Company’s 50% owned joint venture in Chile had entered into capital leases totalling $26 million (the Company’s share - $13 million) for the Refugio mining fleet. Amounts shown in the table include approximately $2.3 million of interest payable over the term of the leases. When the entire mining fleet is delivered and accepted, the total of all the capital lease agreements entered into by 50% held Compania Minera Maricunga is expected to approximate $34 million.

(3)
In the absence of a formal agreement on a revised repayment schedule for the Petrex project loan, the Company has assumed principal repayments of $5 million in 2006 and $7.1 million in 2007 in accordance with the original repayment schedule. The Petrex rand denominated working capital loan of $9 million (50.7 million rand) is assumed to be repaid in 2009 which is the maximum term of the working capital loan as currently structured.

UNDERTAKING

          The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

          The Company has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	BEMA GOLD CORPORATION

Date: March 31, 2005	By:	/s/ Clive T. Johnson

Clive T. Johnson
Chairman, President and Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

EXHIBIT NO.	DESCRIPTION

1	Renewal Annual Information Form

2.
Audited Consolidated Financial Statements for the years ended December 31, 2004 and 2003, including the report of the auditors with respect thereto, and the accompanying Management’s Discussion and Analysis

3.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

4.	Certification of Vice President, Finance as Required by Rule 13a-14(a) under the Exchange Act

5.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

6.	Certification of Vice President, Finance Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.	Consent of PricewaterhouseCoopers LLP

8.	Consent of William J. Crowl

9.	Consent of Brian Scott

10.	Consent of Kinross Gold Corporation

11.	Consent of Wes Hanson

12.	Consent of AMEC Americas Limited

13.	Consent of Tom Garagan

14.	Consent of Gustavson Associates, LLC