Form 40-F
period 2005-12-31
BEMA GOLD CORP /CAN/
filed 2006-04-03
CIK 879338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[           ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ x ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005	Commission File Number 001-12838

BEMA GOLD CORPORATION
(Exact name of registrant as specified in its charter)

Canada	1041	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

3100 Three Bentall Centre
Vancouver, British Columbia, Canada V7X 1J1
(604) 623-4700
(Address and telephone number of registrant’s principal executive offices)

DL Services Inc.
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
(206) 903-8800
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares without par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ x ] Annual Information Form	[ x ] Audited Annual Financial Statements

At December 31, 2005, the Registrant had outstanding 452,583,503 common shares without par value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection
with such Rule. [           ] Yes [ x ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file
such reports) and (2) has been subject to such filing requirements for the past 90 days. [ x ] Yes [           ] No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Bema Gold Corporation (the “Registrant” or the “Company”) for the fiscal year ended December 31, 2005 (the “Annual Information Form”) is attached as Exhibit 1 and is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended December 31, 2005 and 2004, including the report of the auditors with respect thereto (the “Audited Financial Statements”), are attached as Exhibit 2 and are incorporated herein by reference. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 17 to the Audited Financial Statements.

The Company’s management’s discussion and analysis follows the Audited Financial Statements within Exhibit 2 and is incorporated herein by reference.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Accordingly, Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. In particular, all mineral resource and reserve estimates included in this report and the documents incorporated herein by reference are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 as they may be amended from time to time by the CIM. CIM standards, which are described in the Annual Information Form under the headings, “Glossary of Terms” and “Preliminary Notes – Forward-Looking Statements/Reserves”, differ significantly from the requirements adopted by the United States Securities and Exchange Commission (the “Commission”) in Guide 7. In Guide 7, a mineral reserve is defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and it is the position of the Commission’s staff that:

  a “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Guide 7;
  a historic three year average price is to be used in any reserve or cash flow analysis to designate reserves; and
  to meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

In addition, while the terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are recognized and required by Canadian regulations, mineral deposits of this type do not have demonstrated economic viability and the Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Inferred mineral resources, in particular, have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. Accordingly, the Audited Financial Statements included herein may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 17 to the Audited Financial Statements.

FORWARD-LOOKING STATEMENTS

This report and the information incorporated herein by reference contains forward-looking statements within the meaning of Section 21E of the Exchange Act concerning the Company’s plans at its Julietta, Petrex, Refugio, Aldebaran/Cerro Casale, Kupol and other mineral properties, the expectations and beliefs of the Company’s management concerning the Company’s business, properties and financial condition, the assumed long-term price of gold and exchange rates, the estimation of mineral reserves and resources, the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, potential joint ventures and business combinations, and the potential of the Company’s properties and expectations of growth. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, variations in mining dilution and metal recoveries, accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in Russia, Chile, South Africa and other countries and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain required financing on a timely basis and other risks and uncertainties described under the heading “Risk Factors” in the Annual Information Form. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this report are United States dollars.

CONTROLS AND PROCEDURES

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report (the “Evaluation Date”). Based upon the evaluation described above, the Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in reports that the Company files or submits under the Exchange Act.

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

INDEPENDENT ACCOUNTANTS’ FEES

See the Annual Information Form, in Item 10, under the heading, “External Auditor Service Fees (By Category)”.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

See the Annual Information Form, in Item 10, under the heading, “Pre-Approval Policies and Procedures”.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. The Company has previously filed with the Commission a copy of the code of ethics.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, other than certain financial derivatives disclosed in Note 10 to the Audited Financial Statements. The mark-to-market value of the Company’s off-balance sheet derivative contracts as at December 31, 2005 was approximately negative $42.8 million.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as at December 31, 2005, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below (expressed in thousands of dollars):

Contractual obligations	Total	2006	2007	2008	2009	2010	2011+
Long-term debt (1) (3) (4) Capital lease obligations (2) Purchase obligations	$253,882 15,237 26,876	$175,632 $4,268 14,224	$ 8,250 3,407 4,455	$ - 3,400 4,843	$ - 4,057 3,354	$ - 105 -	$70,000 - -
Total contractual obligations	$295,995	$194,124	$16,112	$8,243	$7,411	$105	$70,000

(1)

The $70 million of Convertible Notes have been accounted for as debt instruments on the balance sheet, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt portion of $50.2 million is being accreted to its face value of $70 million over the term of the notes. The face value including the accretion incurred since issue was $54.3 million at December 31, 2005.

(2)

As at December 31, 2005, the Company’s 50% owned joint venture in Chile had entered into capital leases with outstanding balances totalling $26.4 million (the Company’s 50% share - $13.2 million) for the Refugio mining fleet. Amounts shown in the table include approximately $2.0 million of interest that remains payable over the term of the leases.

(3)

In the absence of a formal agreement on a revised repayment schedule for the Petrex project loan, the Company has classified the principal balance of $12.1 million as repayable in 2006. However, repayments in accordance with the original payment schedule would have been $5 million in 2006 and $7.1 million in 2007. Likewise the Petrex rand denominated working capital loan of $8.0 million (50.7 million rand) has been classified as a 2006 obligation rather than as a 2009 obligation which is the maximum term of the working capital loan as currently structured.

(4)

As at December 31, 2005, the Company had drawn $150 million on the Kupol bridge loan facility. In accordance with the facility agreement, amounts drawn over $100 million will mature on March 31, 2006 (extended to April 30, 2006), while the remaining amounts will mature on July 21, 2006. The full amount however has been classified as a long-term liability on the Audited Financial Statements, since the Company is required to refinance the bridge loan facility with a long-term project loan facility in 2006.

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

Date: March 31, 2006

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

EXHIBIT NO.	DESCRIPTION

1.	Annual Information Form

2.
Audited Consolidated Financial Statements for the years ended December 31, 2005 and 2004, including the report of the auditors with respect thereto, and the accompanying Management’s Discussion and Analysis

3.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

4.	Certification of Vice President, Finance as Required by Rule 13a-14(a) under the Exchange Act

5.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

6.	Certification of Vice President, Finance Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.	Consent of PricewaterhouseCoopers LLP

8.	Consent of William J. Crowl, of Gustavson Associates, LLC

9.	Consent of Brian Scott

10.	Consent of Wes Hanson, of Kinross Gold Corporation

11.	Consent of Larry Smith and AMEC Americas Limited

12.	Consent of Tom Garagan

13.	Consent of Donald Cameron

14.	Consent of Fred Stalbush